CHAMPIONX

2022 Annual Report

The Power of Purpose

Our purpose of Improving Lives is why we exist. It reflects not only our outlook, but how we relate to our customers, employees, shareholders, and communities. By aligning ourselves around our purpose today, we are better positioned for the challenges and opportunities of tomorrow. Affordable, reliable, and available energy is essential to improving lives. Steps to decarbonize sources of supply are a part of that equation. ChampionX is actively participating in this effort as we help solve some of our customers' complex challenges. From advances in emissions monitoring, productivity enhancing chemicals, advanced artificial lift pumps and digital controllers— ChampionX provides the products and services that help power the world's energy needs and support our customers' aspirations.

AT A GLANCE

$3.8B
FY 2022 Revenue

40+
Manufacturing Locations

$329MM
FY 2022 Free Cash Flow*

54%
FY 2022 Free Cash Flow
to Adjusted EBITDA*

$608MM
FY 2022 Adjusted EBITDA*

16%
FY 2022 Adjusted
EBITDA Margin*

~7,300
Employees

70+
Countries Where
We Serve Customers

ChampionX For more ChampionX news and information, visit www.championx.com.

* Adjusted EBITDA and free cash flow are non-GAAP measures.
  A reconciliation of these non-GAAP measures to the comparable GAAP measures is included at the end of this document.



Business Segment
FY 2022 Revenue

- 🔴 Production Chemical Technologies
- 🔵 Production & Automation Technologies
- 🟡 Drilling Technologies
- 🟢 Reservoir Chemical Technologies
- ⚪ Corporate & Other



Areas of Operation
FY 2022 Revenue

- 🔴 United States
- 🔵 Latin America
- 🟡 Middle East & Africa
- 🟢 Canada
- ⚪ Europe
- 🟢 Australia
- 🔵 Asia-Pacific
- ⚫ Other

2022 HIGHLIGHTS

ChampionX ranked first in customer satisfaction in five specific categories (Production Chemicals, Artificial Lift, Intelligent Sensors & Controls, Surface Production Equipment, and Completion Fluids), in a survey conducted by EnergyPoint Research, an independent customer satisfaction research firm.

In Guyana, Production Chemical Technologies secured our base business with an Integrated Oil Company and was awarded a contract for the next FPSO, which is expected to come online in 2023.

Production & Automation Technologies (PAT) released XSPOC™ production optimization software, XSPOC 3.2. This release expands on the artificial intelligence driven autonomous control capabilities and adds enhanced features supporting production uplift and economic opportunities for both rod-lift and gas-lifted wells.

Our UNBRIDLED™ ESP systems' HIGH RISE™ series pumps were awarded Best Production Technology at the World Oil awards. HIGH RISE™ series electric submersible pumps are specifically designed and manufactured to handle the dynamic production rates and challenging downhole conditions common to unconventional wells.

Production Chemical Technologies was recognized the first commercial sale of extended release (ER) products based on nano technology that was added to the portfolio through the recent acquisition of Tomson Technologies LLC and Group 2 Technologies LLC. We see a solid sales pipeline of opportunities in target markets continuing to build. Currently, ER scale inhibitors are available for sale, with additional ER technologies coming in 2023. This new platform helps reduce carbon footprint and operational expense, while accelerating producers' returns and cash flow.

ChampionX published its first sustainability report, reinforcing the Company's commitment to excellence in the areas of environmental, social and governance.

ChampionX was named as ExxonMobil's 2022 Supplier of the Year. This is the first time ExxonMobil has awarded this honor to one of its suppliers. The annual ExxonMobil award program, which launched in 2022, recognizes suppliers that achieve a high-performance standard to meet ExxonMobil's business needs. Nominees are evaluated on a variety of criteria including on-time delivery, safety, responsiveness, service quality, innovation capabilities, and commitment to sustainability and diversity. ChampionX supports global ExxonMobil Upstream activities, including U.S. and Guyana operations.

During 2022, 65% of Drilling Technologies revenue was generated from products that were less than three years old.

ChampionX Emissions Technologies received a large order from a major IOC to deploy our ground-based continuous methane detection and monitoring solution, SOOFIE™, in the Permian basin.

ChampionX Emissions Technologies introduced Aura OGI™, a new MidWave InfraRed (MWIR) based handheld optical gas imaging camera, in January 2023. Full commercial launch is expected in the third quarter of this year.

A LETTER TO OUR SHAREHOLDERS

 Dear Fellow Shareholders,

In 2022, the power of our purpose of "Improving Lives" of customers, employees, shareholders, and communities can been seen even more clearly. The headwinds faced by ChampionX—inflationary pressures not seen in decades, geopolitical conflict, global supply chain challenges and the lingering effects of the COVID-19 pandemic—all challenged our teams in ways that were difficult to foresee. Fortunately, our global team demonstrated the best of our resilient, continuous improvement culture to transcend these limitations and achieve success.

It has never been more essential for ChampionX to follow our purpose, pursue a focused, customer-centric strategy, and embrace a long-term view in how we operate. That is what you can expect from us. Our purpose is our North Star and unites us in shared goals with all our stakeholders.

I am proud of how we demonstrated our commitment to our purpose in 2022. Here's a look at some of our achievements.

Customer Advocates
Since our earliest days as a company, we have focused our energy on advocating for our customers. As we define this cultural imperative, it means we put our customers at the center of what we do. We build trusting partnerships and provide unmatched value by understanding their key business drivers and challenges and delivering responsive, innovative solutions.

We know this approach works, and it's gratifying when our customers acknowledge and support the extra efforts our employees make to achieve this alignment—such as was the case with ChampionX being named ExxonMobil's 2022 "Supplier of the Year." The achievement was even more important because it was the first time ExxonMobil has awarded this honor to one of its suppliers. In a larger sense, this award is both humbling and a reflection of our team's continued commitment to deliver superior operational support, effective supply chain processes, and proactive technical innovation to meet the business challenges our customers face.

Our success in advocating for our customers also was demonstrated in third-party evaluations that are widely cited in our industry. One such study by EnergyPoint Research, an independent customer satisfaction research firm, recognized ChampionX as being ranked first in five specific oilfield categories, including our largest product lines of production chemicals and artificial lift, which speaks to the strong customer-centric cultural alignment across our organization. This is the fifth consecutive year that ChampionX has been recognized by EnergyPoint Research as first in multiple categories.

In the years ahead, ChampionX will continue to innovate to support our customers in their aspirations to bring reliable, affordable, and lower carbon energy to the world. Our commitment to being Customer Advocates will continue to be central to our success.

Delivered Strong Operating Results
2022 was a year of strong momentum for ChampionX. We delivered robust performance on all key metrics, including revenue growth, adjusted EBITDA margin expansion, free cash flow generation, and capital returned to our shareholders.

We grew our revenue 24% year-over-year, with North America and international revenue up 22% and 27%, respectively. Our adjusted EBITDA margin improved by 120 basis points year-over-year, and during the fourth quarter of 2022, we achieved our targeted fourth quarter 2022 adjusted EBITDA margin of 18%. These successes in the marketplace result from the high-quality work of our teams, the strength of our product and services offering and tireless dedication to our purpose.

OUR STRATEGIC PRIORITIES

Driving high-impact, organic growth through innovation, revenue synergies, international expansion, and strong customer service

Accelerating digital and emissions growth through innovation, new product launches, expanding into adjacencies, and building strong capabilities to solve customer problems

Building enterprise-wide continuous improvement rigor through training and building capabilities so all our employees can see and solve problems and eliminate waste in their work

Evolving our portfolio for sustained growth by seeking opportunities to leverage our core capabilities and allocate capital for value creation

Best-in-class Free Cash Flow and Healthy Balance Sheet
The heart of our financial engine as a company is generating strong operating and free cash flow, effectively managing working capital, and maintaining our healthy liquidity and financial position.

For 2022, we generated free cash flow of $329 million, which represented 54% of our adjusted EBITDA. This demonstrates the best-in-class cash flow generating capability of our capital light portfolio of businesses and illustrates our high degree of confidence of generating 50% to 60% of free cash flow to EBITDA conversion through the cycle.

As of December 31, 2022, our leverage ratio was 0.6 times net debt to adjusted EBITDA, the lowest level in our history as a standalone publicly traded company.

Delivering Value for Our Shareholders
We remain laser focused on disciplined capital allocation as this is a key mechanism in driving sustainable long-term growth and consistently creating value for our shareholders. Our value creation framework guides how we allocate capital to both organic and inorganic opportunities. We prioritize high ROI internal investments in maintenance and growth capital projects and initiatives and innovation-enhancing opportunities.

For the full year 2022, after investing in attractive, high-return growth opportunities, we returned $226 million or 69% of our free cash flow to shareholders in the form of our regular quarterly cash dividend and share repurchase program, both of which were instituted in 2022 as part of our comprehensive capital allocation framework.



Our 'Better Together' Customer Offering is Working

We are now more than two years into our merger, and the cultural alignment is even stronger today than it was on day one. Our pipeline of production-oriented joint solution opportunities has continued to expand, both in North America and internationally.

Our teams delivered $32 million of new cross-business segment customer wins since the June 2020 merger through 2021, $25 million in North America and $7 million internationally driven by our revenue synergy efforts. In 2022, we generated $45 million of new customer wins, representing a 41% increase year-over-year with $41 million of these wins in North America and $4 million internationally.

In addition, the total pipeline of identified potential opportunities significantly increased at the end of 2022 compared to prior year, setting up continued momentum in our revenue synergy realization in the coming years. We are encouraged by customer receptivity to our production solutions approach, and we expect our revenue synergy opportunities will continue to grow this year and beyond.

Digital Adoption is Transforming the Oilfield

We continue to see increasing customer focus on implementing digital technologies to reduce emissions and drive operational improvements and cost efficiencies. We expect our future revenues to continue to benefit from this industry trend.

In our digital and emissions portfolio, we will continue to invest actively in talent and capabilities in this area in 2023. We experienced 36% growth in our digital revenues, including emissions in 2022. We expect another solid year of growth in 2023.

Driven to Improve

In 2022 we further strengthened our culture of continuous improvement throughout our enterprise. We are working to further differentiate our products, enhance our processes, and eliminate waste. Our continuous improvement culture is a sustainable competitive advantage for ChampionX.

To make this happen, we empower employees to identify opportunities to deliver better results more efficiently and drive improvements across the company to deliver innovative solutions and service to our customers.

This approach also reduces operating costs and strengthens the adaptive capabilities needed in an evolving energy market. Since our company's transformational merger in June 2020, we have implemented numerous continuous improvement initiatives, including enhancing our financial reporting and disclosure processes, delivering measurable impacts.

At the very core of our continuous improvement culture is growing our people. Investing time and resources in our people development is essential for the continued success of ChampionX. One great example of this investment is our annual development month held in May.

Overall, we had more than 30 different sessions and approximately 1,000 employees around the world participate in these series of events. In addition, many of our Employee Resource Groups hosted events on topics ranging from career development to Diversity and Inclusion.

Our commitment to improve is underscored by our commitment to supporting decarbonization strategies while continuing to help our customers meet global energy demand. This is reflected in the additions to our portfolio of emissions monitoring products and services—including advanced methane-detection equipment and services for our customers. Today we are a leading provider of these services in key markets such as the Permian Basin.

Partners in Improving Lives in our Communities

Sustainability is an inherent element of our corporate purpose, and we are pleased to share our progress, both in our own commitments and in the work we do to help our customers achieve their sustainability objectives. As part of our ongoing efforts to provide additional information on our progress in environmental, social and governance (ESG) aspects of our operations, we released our first Sustainability Report in September 2022.

Our next corporate Sustainability Report is scheduled to be published in the second half of 2023. We encourage investors and others interested in ESG performance to review that report when issued. As always, progress on safety, environmental, social and governance improvements are foundational elements of our culture and central to delivering on our purpose.

It is a Privilege and an Honor to Live Our Purpose

2022 saw us unleash the potential of our purpose. As in the past, we remain focused on delivering solid revenue, adjusted EBITDA and earnings growth, margin expansion, and strong cash generation. We are committed to creating value for our shareholders through our disciplined capital allocation framework with clear priorities of our capital, including high return investments and returning cash to shareholders.

In closing, I want to thank our more than 7,300 ChampionX employees around the world for their tireless dedication to our purpose of Improving Lives. Additionally, I want to thank our Board of Directors for their continued guidance and support. Recently, we announced that Stephen K. Wagner, a member of the Board since 2018, has decided to retire and not stand for re-election to the Board of Directors at the 2023 Annual Meeting of Shareholders. Steve's insights, global experience and keen judgment have proved invaluable to us during a period of great change and opportunity for ChampionX. We will miss him as a member of our Board and wish him and his family every joy in his retirement.

I believe 2023 offers us the opportunity to continue to make a real difference for our customers, employees, shareholders, and communities. ChampionX is well positioned to help our customers maximize the value of their producing assets sustainably and efficiently. And I truly believe by continuing to live our purpose, continuously learning, and challenging ourselves, and seizing the opportunities, we will achieve great things in the year ahead and beyond.

Sincerely,

S. Somasundaram

Sivasankaran "Soma" Somasundaram
President and Chief Executive Officer

GOVERNANCE AND LEADERSHIP

As of February 15, 2023

Board of Directors



Daniel W. Rabun
Chairman of the Board;
Director since 2018

*Committees: Compensation,
Governance and Nominating*



Heidi S. Alderman
Director since 2020

Committee: Compensation



Mamatha Chamarthi
Director since 2018

*Committees: Audit,
Compensation*



Carlos Fierro
Director since 2023

Committee: Audit



Gary P. Luquette
Director since 2018

*Committees: Compensation,
Governance and Nominating*



Elaine Pickle
Director Since 2023

Committee: Audit



Stuart Porter
Director Since 2020

Committee: Audit



Stephen M. Todd
Director since 2018

Committee: Audit



Stephen K. Wagner
Director since 2018

*Committees: Audit,
Governance and Nominating*



**Sivasankaran "Soma"
Somasundaram**
Director since 2018

Committees: None

Our Management

**Sivasankaran "Soma"
Somasundaram**
President & Chief Executive Officer

Ken Fisher
Executive Vice President and
Chief Financial Officer

Deric Bryant
Chief Operating Officer and
President, Chemical Technologies

Ross O'Dell
President, Oilfield and
Specialty Performance

Paul Mahoney
President, Production
& Automation Technologies

Rob Galloway
President, Drilling Technologies

Syed "Ali" Raza
Senior Vice President and
Chief Digital Officer

Saurabh Nitin
Senior Vice President,
Emissions Technologies

Julia Wright
Senior Vice President,
General Counsel and Secretary

Jordan Zweig
Senior Vice President and
Chief Human Resources Officer

Mark Eley
Senior Vice President, Marketing &
Technology, Chemical Technologies
and Corporate Communications

Alina Parast
Senior Vice President and
Chief Information Officer

Marc Kalmes
Senior Vice President, Chemical
Technologies Global Supply
Chain and Corporate Category
Management

Juan Alvarado
HSE Council Chair and
Vice President, Chemical
Technologies Safety, Health,
Environment & Quality

Byron Pope
Vice President, ESG and
Investor Relations

CHAMPIONX


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K


☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022


or


☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to


Commission file number: 001-38441

ChampionX Corporation

(Exact name of registrant as specified in its charter)


Delaware	**82-3066826**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2445 Technology Forest Blvd	
Building 4, 12th Floor	
The Woodlands, Texas	**77381**
(Address of principal executive offices)	(Zip Code)


(Registrant's telephone number, including area code) **(281) 403-5772**

Securities registered pursuant to Section 12(b) of the Act:


Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common stock, $0.01 par value	CHX	The Nasdaq Stock Market LLC


Securities registered pursuant to section 12(g) of the Act: None


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant, determined by multiplying the outstanding shares on June 30, 2022, by the closing price on such day of $19.85 as reported on the Nasdaq Stock Market, was $4,011,836,515.

The registrant had 198,636,846 shares of common stock, $0.01 par value, outstanding as of January 26, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2023 annual meeting of stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated, or such information will be included in an amendment to this Form 10-K in accordance with Instruction G(3) of Form 10-K.

CHAMPIONX CORPORATION

TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could," "may," "estimate," "outlook," "guidance," "potential," "target," "forecast" and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs, and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Known material factors that could cause our actual results to differ from those in the forward-looking statements are those described in Part I, Item 1A, "Risk Factors" of this Annual Report on Form 10-K. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

ITEM 1. BUSINESS

OVERVIEW

ChampionX Corporation, a Delaware corporation ("ChampionX," "we," "us," "our," or the "Company"), is a global leader in chemistry solutions, artificial lift systems, and highly engineered equipment and technologies that help companies drill for and produce oil and gas safely, efficiently and sustainably around the world. Our expertise, innovative products, and digital technologies provide enhanced oil and gas production, transportation, and real-time emissions monitoring throughout the lifecycle of a well.

On June 3, 2020, the Company and Ecolab Inc. ("Ecolab") completed a Reverse Morris Trust transaction in which we acquired the Chemical Technologies business (the "Merger"). In association with the completion of the Merger, the Company changed its name from Apergy Corporation to ChampionX Corporation and its ticker symbol from "APY" to "CHX". See Note 3—Merger Transaction, Acquisitions, and Divestitures to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for more information.

BUSINESS STRATEGY

ChampionX has four clear strategic priorities, which drive our organization and are aligned with our operating principles of being customer advocates, people-oriented, delivering technology with impact, and being driven to improve.

Our strategic priorities include:

Drive High-Impact, Organic Growth by continuing to invest in innovation, focus on revenue synergies and seek opportunities to expand and grow our artificial lift products and chemical offerings in targeted international areas.

Accelerate Digital and Emissions Growth by innovating and developing 'fit for purpose' modular digital and emissions solutions that help our customers improve efficiency and meet their emissions and sustainability goals. We will also drive growth by identifying opportunities to expand digitally-enabled products and digital revenue streams into adjacent markets.

Build Enterprise-wide Continuous Improvement Rigor by expanding upon our ChampionX Operational Excellence model, further integrating productivity improvements, and automating workflows to eliminate waste in business processes.

Evolve Portfolio for Sustained Growth by seeking opportunities to leverage our core capabilities across the energy industry and natural adjacencies and continuing to allocate capital consistent with our value creation framework to ensure long term success.

BUSINESS SEGMENTS

Our business is organized into four reportable segments: Production Chemical Technologies, Production & Automation Technologies, Drilling Technologies, and Reservoir Chemical Technologies. We refer to the Production Chemical Technologies segment and the Reservoir Chemical Technologies segments together as the Chemical Technologies business. See Note 5—Revenue in Part II, Item 8.—Financial Statements and Supplementary Data of this Annual Report on Form 10-K for revenue by geography for each of our reportable segments.

Production Chemical Technologies

Production Chemical Technologies offers products and services that cover a broad range of onshore, offshore, and oil sands chemical solutions in production and midstream operations that are built upon our foundation of deep expertise and capabilities in chemical applications across the oil and natural gas value chain. The largest product lines in Production Chemical Technologies include corrosion inhibitors, scale inhibitors, emulsion breakers, and biocides. These offerings enhance the integrity of customer assets, ensure flow through pipelines and equipment, and effectively maximize total fluids treatment and production via efficiently separating oil, water, and gas. Our Production Chemical Technologies offerings include proprietary digital tools that monitor and optimize chemical treatment programs and enhance performance along with remotely connecting technical experts with field personnel to leverage our real-time technical expertise across the world.

Our reservoir modeling capability and chemistry expertise provides enhanced hydrocarbon recovery solutions to oil and gas producers. These solutions are intended to enable our customers to increase oil recovery in oilfields and improve return on investment by extending the economic life of fields in a safe and responsible manner, both onshore and offshore, as well as reduce their carbon footprint.

The products and services within Production Chemical Technologies are sold and supported by our on-site experts and customer account leaders, as well as through distributors, sales agents, and joint ventures. More than half of our employees work directly with customers to provide expertise and support at their production sites or remotely. We support our customers directly by leveraging a global laboratory network and a team of more than 400 scientists, engineers, and technologists. Production Chemical Technologies has an extensive portfolio of intellectual property and provides differentiated solutions as a central theme of our commercial offering.

We help enable our customers to achieve their sustainability goals through maximizing production, minimizing environmental footprint, reducing emissions, and lowering fresh-water usage.

Production & Automation Technologies

Production & Automation Technologies offers products, technologies, and services that facilitate the safe, efficient, and cost-effective extraction of oil and gas through artificial lift and digital automation applications. We design, manufacture, market, and service a full range of artificial lift equipment, end-to-end automation and digital solutions, as well as other production equipment and emissions monitoring solutions. Artificial lift equipment is critical to oil and gas operators for increasing pressure within the reservoir and improving oil and gas production. Our product offerings include electrical submersible pumping systems ("ESP"), gas lift systems, jet pumps, and multiplex surface pumps supporting hydraulic lift, plunger lift equipment, progressive cavity pumping ("PCP") systems, downhole rod lift systems, and methane emissions monitoring solutions.

Artificial lift is a key technology for increasing oil and gas production throughout the lifecycle of a producing well and is therefore directly linked to operator economics. Our comprehensive offering provides customers with cost effective solutions tailored to a well's specific characteristics and production volumes. With sales, operations, and distribution networks, we offer all types of downhole equipment and industry-leading automation and optimization hardware and software to customers operating within the major oil and gas basins throughout the world.

Our proprietary digital products are aimed at creating an end-to-end production-optimization platform that enables oil and gas operators to monitor, predict, control and optimize well performance and drive a higher return on investment during the production lifecycle. We are a leading provider of productivity tools and performance management software for artificial lift and asset integrity management, including emissions detection and monitoring. We provide advanced controls technology that allows operators to adjust the operation of downhole artificial lift systems to production rates either at the wellsite or remotely. Our optimization software has modular architecture that enables specific solutions to be tailored to meet exact customer needs. Real-time data is used by our customers to drive decisions, enhance well servicing and obtain an accurate picture of a well's performance over time, resulting in a more connected, digital wellsite that operates more efficiently and safely. For operators that require support, we provide optimization teams that monitor customer wells and make timely adjustments to equipment operation to extend the life of the artificial lift system and mitigate production down time. In the current oil and gas industry environment, operators are focused on lowering their total operating costs over the life of a well. Our methane monitoring technology, through ground-based continuous systems, aerial measurements taken by drone or manned aircraft, or optical gas imaging camera technology deployed on the ground or in the air, provide comprehensive solutions for detecting and quantifying emissions at oil and gas facilities. We believe our combination of digital products and strong artificial lift presence enables us to drive continued adoption of digital solutions by customers seeking to meet their sustainability goals and will improve our long-term revenues.

We also offer other production equipment including chemical injection systems, flow control valves, and gauges. These products are complementary to our artificial lift and digital technologies offerings. A portion of Production & Automation Technologies revenue is derived from activity-based consumable products, as customers routinely replace items such as sucker rods, plunger lift, and pump parts.

Drilling Technologies

Drilling Technologies offers innovative, industry leading polycrystalline diamond cutter ("PDC") inserts, bearings, valves, and mining tools to help customers drill the world's most demanding oil exploration and development projects and for use in other industries. These highly specialized products are developed and produced based on more than 40 years of innovation and intellectual property development in material science applications. We press our own synthetic diamonds, known as polycrystalline diamonds, that meet the highest standards and match the requirements of the most demanding engineering projects. Our highly trained team members work with customers to develop custom-designed PDC inserts and bearings through a consultative process, ensuring that we tailor the products to generate the best outcomes for their operations.

We believe our highly engineered PDCs are distinguished by their quality, durability, rate of penetration, and longevity. PDCs are a relatively small cost to the oil and gas operator in the context of overall drilling costs, but are critical to cost-effective and efficient drilling. Our PDCs are primarily custom designed to meet unique customer requirements and are finished to exact customer specification to ensure optimal performance. PDCs are utilized in both vertical and horizontal drilling and are replaced as they wear during the drilling process.

We manufacture long-lasting diamond bearings for down-hole drilling motors, pumps, and turbines running in the most challenging environments. These diamond bearings are also used by customers in renewable energy applications, mixers, and agitators. These bearings have a high thermal conductivity to reduce localized temperature extremes that lead to bearing degradation, and they are very resistant to wear from abrasive particles in lubricants or process fluids. These process-fluid lubricated applications include underwater applications, downhole drilling tools, and industrial pumps.

We also manufacture high-density ceramic roof bolt mining tools focused on improving the production and safety of underground mining operations. The technically advanced and unique diamond technology of these products makes these tools incredibly long lasting for their respective applications.

Reservoir Chemical Technologies

Reservoir Chemical Technologies offers chemistry-oriented solutions and technologies to help customers meet their performance, efficiency, sustainability, and financial objectives for well drilling, cementing, fracturing, acidizing, and other well interventions. For example, we design high-performance fracturing additives to improve the customer's operational efficiency, lower chemical program costs, and enhance well productivity. We assist our customers in achieving their sustainability goals, while mitigating the impact of fluid problems that can shorten the life of the well (e.g., scale, emulsion, and microbial growth).

We offer a range of fluid solutions that help our customers achieve more successful and efficient drilling and cementing operations and enhance well productivity. We also leverage our deep experience in water treatment and processing to offer our customers products that help to control scale and inhibit microbial growth and corrosion. Our expertise involves designing tailored products to optimize our customers' fluids based on individual well dynamics. The largest product lines in Reservoir Chemical Technologies include fracturing additives, drilling additives, cement additives, and acidizing additives.

OTHER BUSINESS INFORMATION

Competition

The businesses in which we operate are highly competitive. Key competitive factors in our businesses are customer service, product capability and availability, quality and performance, price, breadth of product offering, local content and geographic footprint, market expertise and innovation. We believe we differentiate ourselves from our competitors through our model of high customer intimacy, differentiated technology, innovation, supply assurance, a superior level of customer service, and a culture of continuous improvement.

We face competition from other manufacturers and suppliers of oil and gas production and drilling equipment. Key competitors for our Production Chemical Technologies and Reservoir Chemical Technologies segments include Baker Hughes, Clariant AG, Multi-Chem (a Halliburton Service), M-I SWACO (a Schlumberger company), SNF, Kemira, Innospec, and Rockwater. Production & Automation Technologies segment key competitors include Baker Hughes, Halliburton, Schlumberger, NOV, Weatherford International, Tenaris, Exterran, and Forum Energy Technologies. Drilling Technologies segment key competitors include DeBeers (Element 6), Schlumberger (Mega Diamond), and various suppliers in China.

Customers, Sales and Distribution

We have built our businesses through high customer intimacy and high-touch customer service, and we view our intense customer focus as being central to the goal of creating value for all of our stakeholders. Drawing on our industry experience, application engineering expertise, and technical expertise, we strive to develop close, collaborative relationships with our customers to help them achieve peak performance throughout the life-cycle of their assets by identifying and managing the challenges they face. We work closely with our customers' engineering teams to develop technologies and applications that help improve efficiency, reliability and productivity. Our business is sensitive to changes in customers' capital and operational expenditure budgets, including as they relate more directly to the exploration and development of new oil and natural gas reserves.

We have long-standing customer relationships with many of the largest operators in oil and gas drilling and production. Our customers include international and national oil and gas companies, large integrated operators as well as independent conventional and unconventional oil and gas companies, major oilfield equipment and service providers, and pipeline companies. Our customer base is generally diverse, but in certain international jurisdictions, our business may be concentrated in and depend on one or a few customers. We do have significant customer concentration in our top 25 customers, therefore the loss of a major customer, could have an adverse effect on our business, results of operations, financial condition and cash flows.

We market and sell our products and technologies through a combination of field sales personnel and corporate account leaders, technical seminars, trade shows, and various digital and print advertising. We sell directly to customers through our direct sales force and indirectly through independent distributors and sales representatives. Our sales employees partner with our customers to understand the customer's technical challenges and needs, and proactively work with customers to provide solutions and advise our customers on the advantages of our technologies and product offerings. We have developed an extensive global network of sales and service locations to better serve our customers. In certain markets, we utilize joint ventures and independent third-party distributors and sales agents to sell and market products and services. We also host forums and training sessions, such as our Artificial Lift Academy, where our customers can share their experiences, learn best practices and accelerate the application of our technologies.

Intellectual Property

We own a large portfolio of patents, trademarks, licenses and other forms of intellectual property, which we acquired over many years and, to the extent applicable, expire at various times. A large portion of our intellectual property consists of patents, unpatented technology and proprietary information constituting trade secrets that we seek to protect in various ways, including confidentiality agreements with employees, customers, and suppliers where appropriate. We occasionally license third-party intellectual property to supplement our product and service offerings. We also have an active program to protect our intellectual property by filing for patents and registering trademarks around the world and pursuing legal action, when appropriate, to prevent infringement. While our intellectual property is important to our success, the loss or expiration of any of these rights, or any group of related rights, is not likely to materially affect our results of operations on a consolidated basis. We believe that our commitment to continuous engineering improvements, new product development and improved manufacturing techniques, as well as sales, marketing and service expertise, are significant to our leadership positions in the markets we serve.

Research and Development

We operate in markets that are characterized by changing technology and frequent new product introductions. Products and services offered within the oil and gas drilling and production industry will continue to evolve as customers transition to a lower-carbon economy and energy system and regulations related to greenhouse gases, pollution reduction, and alternative energy sources are adopted. As a result, our success is dependent on our ability to develop and introduce new technologies and products for our customers. Technology has become increasingly critical in our industry as global oil and natural gas reservoirs mature, depletion of production accelerates, customers utilize increasingly complex well designs, while customers continue to stress higher operational efficiency from existing infrastructure and systems. Despite fluctuations in the number of wells drilled, exploration & production ("E&P") companies have consistently increased their expenditures on technology to improve oil and natural gas recovery and lower their costs. We have invested substantially in building our research, development, and engineering capabilities and digital and other technology offerings, all of which we believe help our customers minimize risk, achieve production targets, extend field life and maximize profitability in a safe and responsible manner.

Our research and development program focuses on the following activities:

- Developing next-generation technology for all aspects of oil and natural gas production, including both conventional and unconventional, and across the entire life-cycle of a producing asset.
- Accelerating digitally-enabled solutions to automate workflows and eliminate waste in business processes.
- Enhancing our ability to predict, identify and solve our customers' operational challenges with our portfolio of products and services.
- Increasing product reliability and decreasing the cost of the products and services that we bring to market by using innovation to drive operational efficiency.
- Expanding revenue opportunities domestically and internationally.
- Maintaining or extending competitive advantages.

Our key research and development disciplines include analytical and material science, chemical synthesis, formulation science, microbiology, reservoir engineering, software engineering, process and equipment. We also have an external innovation program that leverages the capabilities and knowledge of key suppliers. Furthermore, we have a number of technical specialists embedded in key geographies to provide an efficient channel to deploy our new technologies in the major oil and natural gas basins around the world. We believe maintaining a robust innovation and product pipeline will allow us to continue to increase our market share in key businesses and with key customers.

Raw Materials

We use a wide variety of raw materials in manufacturing our products, some linked to commodity indexes (olefins, aromatic solvents, metals, fatty acids, amines and alcohols) as well as some non-commodity based specialty chemicals (biocides, phosphonates, silicates, salts, acids, monomers and polymers) influenced by various macro-economic factors and price of hydrocarbons. We also purchase packaging materials for our manufactured products and components. Although the required raw materials are generally available from multiple suppliers, prices fluctuate with changing market conditions. We have not historically experienced material impacts to our financial results due to shortages or the loss of any single supplier. Inflation, as we experienced resulting from Winter Storm Uri in 2021, the reopening of the global economy in connection with the novel coronavirus ("COVID-19") pandemic and the associated tight labor market, impact raw material costs. Tariffs also increase our material input costs, and further trade restrictions, retaliatory trade measures, or additional tariffs implemented could result in higher input costs to our products. Although cost increases in commodities may be recovered through increased prices to customers, our operating results are exposed to such fluctuations and we could experience delays in increasing prices to address cost increases. We attempt to control such costs and volatility through contracting discipline, including, but not limited to, representative index-based formula pricing, fixed-price contracts with suppliers and various other supply chain programs. We source materials globally to achieve the most competitive cost structure utilizing robust sourcing strategies for both supply and cost management. Our global supply chain is intended to provide us with cost-effective access to raw materials; however, our supply chain could be exposed to logistical disruptions, and was negatively impacted in 2022 by escalating global freight and transportation costs. We maintain domestic suppliers in most cases to provide for contingencies and back-up sources. Despite contingencies and back-up supply optionality, sustained inflation and unpredictable disruptions to supply and transportation sources could have an adverse impact on our business.

Human Capital

We are a purpose-driven company with a distinctive strategic vision that is focused on improving the lives of our customers, our employees, our shareholders, and the communities where we live and work. We bring more than a century of expertise and the unique skills, perspectives, and experiences of our global team members enable us to realize opportunities for growth and profitability.

Health & Safety; COVID-19

The safety of our employees, customers, shareholders, and communities is vitally important. From the way we operate, to the products we develop, to how we partner with customers, our goal is zero: zero accidents, zero incidents, and zero environmental releases. ChampionX's Health, Safety, and Environmental ("HSE") policy is to conduct business in a manner that protects people, assets, and the environment. All employees are committed to embody our safety culture through personal leadership, engagement, and empowerment. Our organization provides training and a culture of support for our employees to ensure they are equipped and prepared to do their jobs safely every day.

Our businesses are classified as critical infrastructure and it is important to us to protect the health and safety of our employees as we continue to support vital oil and gas infrastructure around the world. We responded to the COVID-19 pandemic with a comprehensive plan including enacting social distancing policies, equipping employees with additional personal protective equipment, and following government and health authority recommended protocols, including those of the Centers for Disease Control and the World Health Organization. Employee surveys demonstrated positive feedback regarding our implementation of protocols, proactive communications and maintaining the safety and health of our employees. Our comprehensive plan included providing time for employees to get vaccinated and implementing flexible-work programs to accommodate personal and family needs while maintaining business continuity.

Better Together

Our Driven to Improve principle is about eliminating waste, finding efficiencies, and getting better every day. To help us improve, employee feedback is important. We proactively engage with employees through surveys, including inquiries designed towards helping us measure our progress with integration efforts and maintaining our people-oriented, purpose-driven culture, which received positive results. The "Pipeline to the CEO" was created in 2020 for employees to give feedback and ask questions, which they may choose to do anonymously. Our Chief Executive Officer (CEO) is committed to reading and responding to every message submitted, and these are made available to all employees through our internal intranet. In addition, our CEO leads quarterly Town Hall meetings, which are held virtually to allow our global employee population to participate. Significant time is devoted during these Town Halls to employee questions, which may be submitted anonymously in advance.

Employee Footprint

At December 31, 2022, we had approximately 7,300 employees in 40 countries, with approximately 68% in North America, 9% in Middle East/Africa, 11% in Latin America, 7% in Europe, and 5% in Asia Pacific. Also on such date, women accounted for 22% of global employees and 23% of managers globally, and, in the United States, 40% of employees and 23% of managers identified as racially diverse. Hiring and retaining top talent is important to our success, and we believe our purpose-driven culture differentiates us as an employer of choice.

Diversity & Inclusion

ChampionX is committed to building and fostering a diverse and inclusive workplace where all employees feel a sense of belonging and alignment to our organization's culture and purpose. We recognize the value of diversity and inclusion in increasing performance and cultivating strong teams. ChampionX currently supports numerous Employee Resource Groups ("ERG") that are voluntary employee-led and leadership-supported groups representing unique cultures, experiences, backgrounds and ethnicities. ERGs allow for more purposeful alignment with our business strategy, enhance recruitment efforts and our talent pipeline, support professional development and improve retention, provide skill building and training and mentorship and guidance, and enhance engagement levels across the organization as well as with the communities in which our employees live and work. We are proud that just over 1,100 employees are involved in at least one of our nine ERGs and participate in elevating our goal of creating a workplace culture where everyone feels a sense of belonging. In 2022, ALLY Energy recognized our Essence ERG and SEED (Sustainability Empowers Employee Development) ERG as Best ERGs and Best Energy Teams for the Growth, Resilience, Innovation/Inclusion, and Talent (GRIT) they embody. ALLY Energy also recognized ChampionX as a Best Energy Workplace for the second consecutive year.

In further support of our goal of continuous improvement and to strengthen our inclusive culture, we established an enterprise-wide Diversity & Inclusion ("D&I") Council in 2021 chaired by our CEO. The D&I Council comprises senior leaders from a cross-section of our business and includes a rotating set of ERG leaders who will represent our ERGs and employees to enable and promote our D&I strategy through the following activities:

- Supporting D&I best practices by partnering on initiatives to attract, support, develop, and retain employees from diverse backgrounds.
- Identifying opportunities to develop and expand an appreciation of all cultures through mentoring, training, and coaching.
- Maintaining successful collaboration of ERGs through the promotion of and engagement in D&I activities and initiatives in our communities where we live and work.

The D&I Council focuses on supporting strategies that create an inclusive environment and help ensure our employees are active participants in building an even more robust culture of belonging.

Training & Development

We invest in engaging and developing employees to enable us to realize opportunities for growth and contribute to advancing progress on our strategic priorities. Our ongoing efforts and initiatives are aimed at attracting, engaging, and developing employees in a thoughtful and meaningful way to support a diverse and inclusive culture. Training programs are deployed across the organization in technical skills, product expertise, and health and safety measures, as well as in soft skill development such as communication and other interpersonal skills. In 2021, we launched our first Development Month with employees across the globe participating in 29 virtual sessions. During 2022, we hosted approximately 32 virtual or in-person sessions reaching over 950 employees and managers globally. Events ranged from workshops on creating plans for career development and success, improving financial acumen, applying continuous improvement principles and methodologies, and challenging implicit bias, to fireside chats on resiliency, overcoming adversity, and practicing allyship. All employees participate in annual ethics and compliance training, and we sponsor advanced training in manager essentials and leadership development. Employees also participate in at least one information technology and cybersecurity training session annually, and we routinely distribute cybersecurity safety tips and conduct regular internal phishing education campaigns to heighten employee awareness to cyber security threats. We recognize employee performance through incentives tied to our financial goals and strategic objectives, together with employee's individual achievement.

Regulatory Requirements and Environmental and Occupational Health and Safety Matters

Our operations are subject to a variety of international, national, state, and local laws and regulations, including those relating to the safety of the sale and distribution of chemical substances, the manufacture and use of certain substances, discharge of materials into the environment, costs associated with transporting and managing hazardous materials, waste disposal and plant site cleanup, worker health and safety, or otherwise relating to human health and environmental protection. While we cooperate with governmental authorities and take what we believe are appropriate measures to meet regulatory requirements and avoid or limit environmental effects, environmental risks are inherent in our businesses. Failure to comply with these laws or regulations may result in the assessment of administrative, civil, and criminal penalties, imposition of remedial or corrective action requirements, and the imposition of injunctions to prohibit certain activities or force future compliance.

In addition, we depend on the demand for our products and services from the oil and gas industry and, therefore, are affected by changing taxes, price controls, tariffs and trade restrictions, and other laws and regulations relating to the oil and gas industry in general, including those specifically directed to hydraulic fracturing, onshore and offshore production, and air pollution. The adoption of laws and regulations curtailing exploration, drilling, or production in the oil and gas industry, or the imposition of more stringent enforcement of existing regulations, could adversely affect our operations by limiting demand for our products and services or restricting our customers' operations. Refer to Part I, Item 1A, "Risk Factors" for additional information related to certain risks regarding regulations and environmental matters.

We utilize behavioral-based safety practices to promote a safe working environment for all of our employees. Safety is prioritized, measured and promoted throughout all levels of our organization. We continued our "Journey to Zero" program which teaches that all incidents are preventable. The core tenets of our program advocate (i) constant awareness and education of safety principles, (ii) consistent safety behaviors and practices, and (iii) preventing and learning from incidents. Additionally, our operations are subject to a number of federal, state, and foreign laws and regulations relating to workplace safety and worker health, such as the Occupational Safety and Health Act and regulations promulgated thereunder.

Along with numerous other potentially responsible parties ("PRP"), we are currently involved with site clean-up activities pursuant to the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA," also known as "Superfund") or state equivalents. Based on our experience with such environmental proceedings, and an analysis of the estimated share of investigation and remediation costs payable by the PRPs, we have accrued our best estimate of probable future costs relating to these sites. In establishing accruals, potential insurance reimbursements are not included in accruals and the accruals are not discounted. We are unable to predict when, or if, the amounts accrued will be paid due to the uncertainties inherent in the environmental remediation and associated regulatory processes. See Note 9—Commitments and Contingencies in Part II, Item 8. Financial Statements and Supplementary Data for a description of environmental matters.

We have incurred and will continue to incur operating and capital expenditures to comply with environmental, health and safety laws and regulations. Historically, there were no material effects upon our earnings and competitive position resulting from our compliance with such laws or regulations; however, there can be no assurance that such costs will not be material in the future or that such future compliance will not have a material adverse effect on our business or operational costs.

Website Access to Reports

Our internet website address is https://championx.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to each of those reports, are available free of charge through our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the U.S. Securities and Exchange Commission ("SEC"). Alternatively, our reports may be accessed through the website maintained by the SEC at www.sec.gov. Unless expressly noted, the information on our website or any other website is not incorporated by reference in this Annual Report on Form 10-K and should not be considered part of this Annual Report on Form 10-K or any other information we file with or furnish to the SEC.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Name	Age	Current Position and Business Experience
Sivasankaran Somasundaram	57	President and Chief Executive Officer (2018-present) Vice President of Dover Corporation and President and Chief Executive Officer of Dover Energy (2013-2018)
Kenneth M. Fisher	61	Executive Vice President and Chief Financial Officer (2021-present) Executive Vice President and Chief Financial Officer, Noble Energy, Inc. (2009-2020)
Deric Bryant	50	Chief Operating Officer and President, Chemical Technologies (2020-present) Executive Vice President and President, Upstream—Nalco Champion, an Ecolab company (2019-2020) Executive Vice President and General Manager, Oilfield Chemicals—Nalco Champion, an Ecolab company (2017-2019) Senior Vice President, Oilfield Chemicals—Nalco Champion, an Ecolab company (2016-2017) Vice President, Oilfield Chemicals for Gulf of Mexico, West Africa and Latin America—Nalco Champion, an Ecolab company (2014-2016)
Robert K. Galloway	56	President, Drilling Technologies (2018-present) President—US Synthetic of Dover Corporation (2010-2018)
Paul E. Mahoney	58	President, Production & Automation Technologies (2018-present) President—Dover Artificial Lift of Dover Corporation (2014-2018)
William O'Dell, Jr.	52	President, Oilfield and Specialty Performance (2020-present) Vice President, North America Oilfield Chemicals – Nalco Champion, an Ecolab company (2018-2020) Vice President, Oilfield Chemicals for Gulf of Mexico, Sub Sahara Africa and Latin America—Nalco Champion, an Ecolab company (2017-2018) General Manager, Downstream Americas—Nalco Champion, an Ecolab company (2014-2017)
Syed Raza	56	Senior Vice President and Chief Digital Officer (2018-present) President—Dover Energy Automation of Dover Corporation (2016-2018) Vice President and General Manager—Advanced Solutions of Honeywell Process Solutions (2014-2016)
Julia Wright	47	Senior Vice President, General Counsel and Secretary (2018-present) Senior Vice President, General Counsel and Secretary—Dover Energy of Dover Corporation (2018) Vice President and General Counsel of Nabors Industries Ltd. (2016-2018) Interim General Counsel of Nabors Industries Ltd. (2016) Assistant General Counsel of Nabors Industries Ltd. (2013-2016)
Jordan Zweig	53	Senior Vice President and Chief Human Resources Officer (2020-present) Vice President and Head of Global Human Resources—ChampionX, an Ecolab company (2020) Vice President, Global Human Resources—Ecolab Inc. (2019-2020) Vice President and Head of Global Human Resources—Ecolab Inc. (2017-2019) Vice President and Head of Global Human Resources—Nalco Champion, an Ecolab company (2013-2017)

No family relationships exist among any of the above-listed officers or the members of the Board of Directors, and there are no arrangements or understandings between any of the above-listed officers and any other person pursuant to which they serve as an officer. During the past ten years, none of the above-listed officers was involved in any legal proceedings described in Item 401(f) of Regulation S-K. All officers are elected by the Board of Directors to hold office until their successors are elected and qualified.

ITEM 1A. RISK FACTORS

In addition to other information in this Annual Report on Form 10-K, you should carefully consider the following risk factors. Each of these risk factors could materially and adversely affect our business, results of operations and financial condition, as well as affect the value of an investment in our common stock.

Risks Related to Our Business

Trends in crude oil and natural gas prices may affect the drilling and production activity, profitability and financial stability of our customers and therefore the demand for, and profitability of, our products and services.

The oil and gas industry is cyclical in nature and experiences periodic downturns of varying length and severity. Demand for our products and services is sensitive to the level of capital spending by global oil and natural gas companies and the corresponding drilling and production activity. The level of drilling and production activity is directly affected by trends in crude oil and natural gas prices, which are influenced by numerous factors affecting the supply and demand for oil and gas, including:
- worldwide economic activity, including potential disruption to global trade;
- the level of exploration and production activity;
- the industry cost of, and access to, capital;
- environmental regulation;
- domestic and global political and economic uncertainty, socio-political unrest and instability, terrorism or hostilities;
- U.S. federal, state and foreign government policies and regulations regarding current and future exploration and development of oil and gas;
- the ability and/or desire of the Organization of the Petroleum Exporting Countries ("OPEC") and other major international producers to set and maintain production levels and influence pricing;
- the cost of exploring and producing oil and gas;
- the availability, expiration date and price of onshore and offshore leases;
- the discovery rate of new oil and gas reserves in onshore and offshore areas;
- the success of drilling for oil and gas in unconventional resource plays such as shale formations;
- the depletion rate of existing oil and gas wells in productions;
- takeaway capacity within oil and gas producing basins;
- alternative investments in onshore exploration and production opportunities;
- shifts in business and personal travel with increased adoption of remote work arrangements;
- the COVID-19 pandemic or other health pandemics and epidemics;
- exceptional weather conditions, including severe weather events in the U.S. Gulf Coast; and
- the pace of adoption and cost of developing alternative energy sources.

We expect continued volatility in both crude oil and natural gas prices (including the possibilities that such prices could remain at current levels or decline further for an extended period of time), as well as in the level of drilling and production related activities as a result of the continuing COVID-19 pandemic, decisions of OPEC and other oil exporting nations regarding production, and the other factors listed above. Our ability to modify and adopt our operating activities in response to lower oilfield service activity levels during periodic industry downturns or in the transition to a lower carbon economy is important to our business, results of operations and prospects. However, a significant further decline and/or extended continuation of the recent downturn in the industry could continue to impact demand for our products and services and could have a material adverse effect on our business, results of operations, financial condition and cash flows, and could result in asset impairments, including an impairment of the carrying value of our goodwill, along with other accounting charges.

We could lose customers or generate lower revenue, operating profits and cash flows if there are significant increases in the cost of raw materials or if we are unable to obtain raw materials.

We purchase raw materials, sub-assemblies and components for use in manufacturing operations, which exposes us to volatility in prices for certain commodities. Significant price increases for these commodities could adversely affect our operating profits. Like others in our industry, since 2021 we faced, and continue to face, unprecedented inflation in raw materials cost resulting from the COVID-19 pandemic, geopolitical and other macroeconomic factors. While we will generally attempt to mitigate the impact of increased raw material prices by endeavoring to make strategic purchasing decisions, broadening our supplier base and passing along increased costs to customers, there may be a time delay between the increased raw material prices and the ability to increase the prices of our products. Additionally, we may be unable to increase the prices of products due to the terms of existing contracts, a competitor's pricing pressure or other factors. The inability to obtain necessary raw materials on acceptable terms could affect our ability to meet customer commitments and satisfy demand for certain products. Certain of our product lines depend on a limited number of third-party suppliers and vendors. The ability of these third parties to deliver raw materials may be affected by events beyond our control. In addition, public health threats, such as COVID-19, severe influenza and other highly communicable viruses or diseases could limit access to vendors and their facilities, or the ability to transport raw materials from our vendors, which would adversely affect our ability to obtain necessary raw materials for certain of our products or increase the costs of such materials. A significant price increase in or the unavailability of raw materials may result in a loss of customers and adversely impact our business, results of operations, financial condition and cash flows, and could result in asset impairments, including an impairment of the carrying value of our goodwill.

Our operations could be adversely affected by global market and economic conditions in ways we may not be able to predict or control.

Concerns over global economic conditions, inflation, energy costs, geopolitical issues, supply chain disruptions, the availability and cost of credit and the worldwide COVID-19 pandemic, and the continuing conflict between Russia and Ukraine have contributed to increased economic uncertainty. An expansion or escalation of this Russian-Ukraine conflict or an economic slowdown or recession in the United States or in any other country that significantly affects the supply of or demand for oil or natural gas could negatively impact our operations and therefore adversely affect our results. Global economic conditions have a significant impact on oil and natural gas prices and any stagnation or deterioration in global economic conditions could result in less demand for our services and could cause our customers to reduce their planned spending on drilling and production activity. Adverse global economic conditions may cause our customers, vendors and/or suppliers to lose access to the financing necessary to sustain or increase their current level of operations, fulfill their commitments and/or fund future operations and obligations. Furthermore, challenging economic conditions may result in certain of our customers experiencing bankruptcy or otherwise becoming unable to pay vendors, including us. In the past, global economic conditions, and expectations for future global economic conditions, have sometimes experienced significant deterioration in a relatively short period of time and there can be no assurance that global economic conditions or expectations for future global economic conditions will recover in the near term or not quickly deteriorate again due to one or more factors. These conditions could have a material adverse effect on our business, financial condition and results of operations.

Continuing inflation and cost increases may impact our sales margins and profitability.

Cost inflation including significant increases in wholesale product costs, labor rates, and domestic transportation costs have and could continue to impact profitability. In addition, our customers are also affected by inflation and the rising costs of goods and services used in their businesses, which could negatively impact their ability to purchase our products, which could adversely impact our revenue and profitability. There is no guarantee that we can increase selling prices, replace lost revenue, or reduce costs to fully mitigate the effect of inflation on our costs and business, which may adversely impact our sales margins and profitability.

We might be unable to successfully compete with other companies in our industry.

The business in which we operate is highly competitive. The principal competitive factors are customer service, product quality and performance, price, breadth of product offering, local content and geographic footprint, technical expertise and innovation. In some of our product and service offerings, we compete with the oil and gas industry's largest oilfield service providers. These large national and multi-national companies may have longer operating histories, greater brand recognition, and a stronger presence in geographies than us. They may also have more robust organizational and technical capabilities. In addition, we compete with many smaller companies capable of effectively competing on a regional or local basis. Our competitors may be able to respond more quickly to new or emerging technologies and services and for changes in customer requirements. Many contracts are awarded on a bid basis, which further increases competition based on price. Further, the Chemical Technologies business is restricted from competing in the water and downstream fields of use for three years following the Merger, subject to certain exceptions. In addition, Ecolab may have the ability to terminate certain rights, including patent licenses, if the Chemical Technologies business begins to compete in the downstream or water fields of use even after the expiration of the non-compete period. These restrictions may limit our ability to engage in certain activities, may potentially lead to disputes and may materially and adversely affect our business, financial condition and results of operations. As a result of the competitive environment in which we operate, if we are unable to successfully compete in our industry, we may lose competitive share, be unable to maintain or increase prices for our products and services, or be unable to develop new business opportunities, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If we are unable to develop new products and technologies, our competitive position may be impaired, which could materially and adversely affect our sales and market share.

The businesses in which we operate are characterized by changing technologies and the introduction of new products and services. As a result, our success is dependent upon our ability to develop or acquire new products and services on a cost-effective basis, to introduce them into the marketplace in a timely manner, and to protect and maintain critical intellectual property assets related to these developments. Difficulties or delays in research, development or production of new products and technologies, or failure to gain customer acceptance of new products and technologies, may significantly reduce future revenue and materially and adversely affect our competitive position. While we intend to continue to commit financial resources and effort to the development of new products and services, our ability to do so may be impacted by the prolonged industry downturn and/or we may not be able to successfully differentiate our products and services from those of our competitors. Our customers may not consider our proposed products and services to be of value to them or may not view them as superior to our competitors' products and services. In addition, our competitors or customers may develop new technologies which are similar to, or improvements on, our existing technologies.

Further, we may not be able to adapt to evolving customer needs and technologies, including the transition to a lower-carbon economy and energy system by our customers, develop new products, and achieve and maintain technological advantages in developing products and services in support of the evolving industry. If we do not successfully compete through the development and introduction of new products and technologies, our business, results of operations, financial condition and cash flows could be materially adversely affected.

Our growth and results of operations may be adversely affected if we are unable to complete third party acquisitions on acceptable terms and integrate such acquisitions.

Over time, it is expected that we will acquire value creating, bolt-on capabilities that broaden our existing technological, geographic and cost position, thereby complementing our businesses. However, there can be no assurance that we will be able to find suitable opportunities to purchase or acquire such capabilities on acceptable terms. If we are unsuccessful in our acquisition efforts, our revenue growth could be adversely affected. In addition, we face the risk that a completed acquisition may underperform relative to expectations. We may not achieve the synergies originally anticipated, may become exposed to unexpected liabilities, or may not be able to sufficiently integrate completed acquisitions into our then current business and growth model. There can be significant challenges inherent in the process of integrating acquired businesses, including the ability to ensure the effectiveness of internal control over financial reporting, integrating information technology, accounting, finance and other systems, as well as retention of key officers and personnel. The successful or cost-effective integration of acquired businesses cannot be assured. These factors could potentially have an adverse impact on our business, results of operations, financial condition and cash flows.

Our products are used in operations that are subject to potential hazards inherent in the oil and gas industry and, as a result, we are exposed to potential liabilities that may affect our financial condition and reputation.

Our products are used in potentially hazardous drilling, completion and production applications in the oil and gas industry where an accident or a failure of a product can potentially have catastrophic consequences. Risks inherent in these applications, such as equipment malfunctions and defects, failures, equipment misuse, explosions, blowouts and uncontrollable flows of oil, natural gas or well fluids can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, surface and drinking water resources, equipment and the environment. While we currently maintain insurance protection against some of these risks and seek to obtain indemnity agreements from our customers requiring them to hold us harmless from some of these risks, our current insurance and contractual indemnity protection may not be sufficient or effective enough to protect us under all circumstances or against all risks. The occurrence of a significant event not fully insured or indemnified against, or the failure of a customer to meet its indemnification obligations to us could adversely affect our business, results of operations, financial condition and cash flows.

A chemical spill or release could materially and adversely affect our business.

As a manufacturer and supplier of chemical products, there is a potential for chemicals to be accidentally spilled, released or discharged, either in liquid or gaseous form, during production, transportation, storage or use. Such a release could result in environmental contamination as well as a human or animal health hazard, and result in significant remediation costs for us and potential disruption for, and damage to, our manufacturing facilities, customers, communities, and other stakeholders. Accordingly, such a release could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Consolidation in our industry may impact our results of operations.

Business consolidations within the oil and gas industry in recent years have resulted in some of our largest customers combining and using their size and purchasing power to seek economies of scale and pricing concessions. Continuing consolidation within the industry may result in reduced capital spending by some of our customers or the acquisition of one or more of our primary customers, which may lead to decreased demand for our products and services. There is no assurance that we will be able to maintain our level of sales to a customer that has consolidated, or replace that revenue with increased business activity with other customers. As a result, the acquisition of one or more of our primary customers may have a significant adverse impact on our business, results of operations, financial condition and cash flows. We are unable to predict what effect consolidations in the industry may have on prices, capital spending by our customers, our selling strategies, our competitive position, our ability to retain customers or our ability to negotiate favorable agreements with our customers.

The credit risks of our customer base could result in losses.

The majority of our customers are oil and gas companies that have faced or may in the future face liquidity constraints during adverse commodity price environments. These customers are also affected by prolonged changes in economic and industry conditions such as the COVID-19 pandemic, volatility in oil and gas prices as a result of associated changes in demand for such commodities, and continuing inflationary pressures, including increased interest rates and cost of credit. If a significant number of our customers experience prolonged business declines, disruptions, or bankruptcies, we may incur increased exposure to credit risk and losses from bad debts.

The loss of one or more significant customers could have an adverse impact on our financial results.

We have long-standing customer relationships with many of the largest operators in oil and gas drilling and production. Our customers include international and national oil and gas companies, large integrated operators as well as independent conventional and unconventional oil and gas companies, major oilfield equipment and service providers, and pipeline companies. Our customer base is generally diverse, but in certain international jurisdictions, our business may be concentrated in and depend on one or a few customers. We do have significant customer concentration in our top 25 customers, therefore the loss of a major customer, could have an adverse effect on our business, results of operations, financial condition and cash flows.

We are subject to information technology, cybersecurity and privacy risks.

We depend on various information technologies and other products and services to store and process business information and otherwise support our business activities. We also manufacture and sell hardware and software to provide monitoring, controls and optimization of customer critical assets in oil and gas production and distribution. In addition, certain of our customer offerings include digital components, such as remote monitoring of certain customer operations. We also provide services to maintain these systems. Additionally, our operations rely upon partners, suppliers and other third-party providers of information technology and other products and services. If any of these information technologies, products or services are damaged, cease to properly function, are breached due to employee error, malfeasance, system errors, or other vulnerabilities, or are subject to cybersecurity attacks, such as those involving unauthorized access, malicious software and/or other intrusions, we and our partners, suppliers or other third parties could experience: (i) production downtimes, (ii) operational delays, (iii) the compromising of confidential, proprietary or otherwise protected information, including personal and customer data, (iv) destruction, corruption, or theft of data, (v) security breaches, (vi) other manipulation, disruption, misappropriation or improper use of our systems or networks, (vii) hydrocarbon pollution from loss of containment, (viii) financial losses from remedial actions, (ix) loss of business or potential liability, (x) adverse media coverage, and (xi) legal claims or legal proceedings, including regulatory investigations and actions, and/or damage to our reputation. Increased risks of such attacks and disruptions also exist as a result of geopolitical conflicts, such as the continuing conflict between Russia and Ukraine. While we have not experienced a material breach of our information technologies and we attempt to mitigate these risks by employing a number of measures, including employee training, technical security controls and maintenance of backup and protective systems, the Company's and our customers', partners', vendors' and other third- parties' systems, networks, products and services remain potentially vulnerable to known or unknown cybersecurity attacks and other threats, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

While we currently maintain cybersecurity insurance, such insurance may not be sufficient in type or amount to cover us against claims related to cybersecurity breaches or attacks, failures or other data security-related incidents, and we cannot be certain that cyber insurance will continue to be available to us on economically reasonable terms, or at all, or that an insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could materially and adversely affect our results of operations, cash flows, and financial condition.

We are subject to risks relating to existing international operations and expansion into new geographical markets.

We continue to focus on expanding sales globally as part of our overall growth strategy and expect sales from outside the United States to continue to represent a significant and growing portion of our revenue. Our international operations and global expansion strategy are subject to general risks related to such operations, including:
- political, social and economic instability and disruptions;
- export controls, economic sanctions, embargoes or trade restrictions;
- the imposition of duties and tariffs and other trade barriers;
- limitations on ownership and on repatriation or dividend of earnings;
- transportation delays and interruptions;
- labor unrest and current and changing regulatory environments;
- increased compliance costs, including costs associated with disclosure requirements and related due diligence;
- difficulties in staffing and managing multi-national operations;
- limitations on our ability to enforce legal rights and remedies;
- access to or control of networks and confidential information due to local government controls and vulnerability of local networks to cyber risks; and
- fluctuations in foreign currency exchange rates.

If we are unable to successfully manage the risks associated with expanding our global business or adequately manage operational risks of our existing international operations, these risks could have a material adverse effect on our growth strategy into new geographical markets, our reputation, our business, results of operations, financial condition and cash flows.

Dependence on joint ventures and other local partners could adversely affect our profits.

We conduct some operations through joint ventures in which unaffiliated third parties may control or have significant influence on the operations of the joint venture. As with any joint venture arrangement, differences in views among the joint venture participants may result in the joint venture operating in a manner that is contrary to our preference, delayed decisions or in failures to agree on major issues. These factors could have a material adverse effect on the business and results of operations of our joint ventures and, in turn, our business and consolidated results of operations.

In addition to joint ventures, we rely on local third-party partners in a number of foreign jurisdictions to provide various services in support of our product sales, including sales and distribution, installation, field service, technical support, and the provision of equipment and personnel. If a local partner is unwilling or unable to deliver its services for any reason including, but not limited to, a dispute with us, the deterioration of its financial condition or a loss of personnel, we may be unable to engage an alternative partner or subcontractors to perform the same services, or on terms substantially similar to those with our existing partners. The failure to do so may cause us to breach the terms of existing contracts, impede our ability to complete orders, and/or result in damage to our customer relationships in that jurisdiction, any of which may damage our reputation and have a material adverse effect on our business in the impacted jurisdiction.

A pandemic, such as the COVID-19 pandemic, may have an adverse effect on our business, liquidity, consolidated results of operations and consolidated financial condition.

The ongoing COVID-19 pandemic has resulted in periodic disruptions in demand for oil and gas commodities as various jurisdictions have attempted to implement or have implemented measures designed to contain the spread of the virus. Ongoing pandemics may have related economic repercussions that could adversely impact our business, results of operations, financial condition and cash flows. Our supply chain could be disrupted if our vendors have limited access to their facilities or labor shortages, or our ability to transport raw materials from our vendors could be limited, adversely affecting the price or availability of products, which could result in a loss of revenue and profitability. Demand for our products could decrease if our customers curtail their activities, due to lower demand for their products, budget constraints or other capital discipline measures, which may adversely affect our revenue and cash flow. If our customers also face liquidity challenges, we could experience delays or defaults in customer payments, and we may incur increased exposure to credit risk and bad debts. Further, workforce availability may be impaired due to exposure to the pandemic, reluctance to comply with governmental, legal or contractual mandates, or other restrictions, which may adversely impact our employees' wellness and employee retention, productivity and culture, which could negatively affect our costs and profitability or negatively impact our ability to fulfill customer orders and reduce our revenue.

Failure to attract, retain and develop personnel could have an adverse effect on our results of operations, financial condition and cash flows.

The delivery of our services and products requires personnel with specialized skills and experience, and our growth, profitability and effectiveness in conducting our operations and executing our strategic plans depend in part on our ability to attract, retain and develop qualified personnel, and align them with appropriate opportunities for key management positions. We may experience employee turnover or labor shortages if our business requirements and/or expectations about when and how often employees work either on-site or remotely are inconsistent with the expectations of our employees or if employees pursue employment in fields with less volatility than in the energy industry. Additionally, during periods of increased investment in the oil and gas industry, competition for qualified personnel may increase and the availability of qualified personnel may be further constrained. Although we believe we generally offer competitive compensation packages, our costs of operations and selling, general and administrative expenses could increase in the future if required to attract and retain qualified personnel and there is no assurance that the prices of our products and services could be increased to offset any such increases. If we are unsuccessful in our efforts to attract and retain sufficient qualified personnel on terms acceptable to us, or do so at rates necessary to maintain our liquidity and competitive position, our business, results of operations, financial condition, cash flows, and market share could be adversely affected.

The inability to protect or obtain patent and other intellectual property rights could adversely affect our revenue, operating profits and cash flows.

We own patents, trademarks, licenses and other intellectual property related to our products and services, and we continuously invest in research and development that may result in innovations and intellectual property rights. We employ various measures to develop, maintain and protect our innovations and intellectual property rights. These measures may not be effective in capturing intellectual property rights, and they may not prevent our intellectual property from being challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated, particularly in countries where intellectual property rights are not highly developed or protected. We also may not be successful in fully protecting innovations and intellectual property we develop or acquire. In addition, if licenses to certain intellectual property are no longer available, we may not be able to continue providing services or products relating to that license, which could adversely affect our financial condition, results of operations and cash flows. Unauthorized use of our intellectual property rights and any potential litigation we may initiate or have initiated against us in respect of our intellectual property rights could adversely impact our competitive position and have a negative impact on our business, results of operations, financial condition and cash flows.

Natural disasters and unusual weather conditions could have an adverse impact on our business.

Our business could be materially and adversely affected by natural disasters or severe weather conditions, including the effects of climate change. Hurricanes, tropical storms, flash floods, blizzards, cold weather and other natural disasters or severe weather conditions, which may increase in frequency or intensity as a result of climate change, could result in evacuation of personnel, curtailment of services, damage to equipment and facilities, interruption in transportation of products and materials and loss of productivity. For example, certain of our manufactured products and components are manufactured at a single facility, and disruptions in operations or damage to any such facilities could reduce our ability to manufacture our products and satisfy customer demand. If our customers are unable to operate or are required to reduce operations due to natural disasters or severe weather conditions, our business could be adversely affected as a result of curtailed deliveries of our products and services. Our headquarters and certain manufacturing facilities are located in the U.S. Gulf Coast, and this region is also home to many of our customers and suppliers. Hurricanes or other severe weather events impacting the Gulf Coast could materially and adversely affect our operations, our ability to obtain raw materials at reasonable cost, or at all, and our customers in the region.

<u>Risks Related to Financial Condition and Markets</u>

Investor sentiment towards climate change, fossil fuels and other Environmental, Social and Governance ("ESG") matters could adversely affect our access to and cost of capital and stock price.

There have been efforts within the investment community (including investment advisors, investment fund managers, sovereign wealth funds, public pension funds, universities and individual investors) to promote the divestment of, or limit investment in, the stock of companies in the oil and gas industry. There has also been pressure on lenders and other financial services companies to limit or curtail financing of companies in the oil and gas industry. If these efforts continue or expand, our stock price and our ability to raise capital may be negatively impacted.

Members of the investment community are also increasing their focus on ESG practices and disclosures, including practices and disclosures related to climate change and sustainability, D&I initiatives, and heightened governance standards, among companies more generally. As a result, we may continue to face increasing pressure regarding our ESG disclosures and practices. Over the past few years, there has also been an acceleration in investor demand for ESG investing opportunities, and many large institutional investors have committed to increasing the percentage of their portfolios that are allocated towards ESG investments. With respect to any of these investors, our ESG disclosures and efforts may not satisfy the investor requirements or their requirements may not be made known to us. If we are unable to meet the ESG standards or investment criteria set by these investors and funds, we may lose investors or investors may allocate a portion of their capital away from us, our cost of capital may increase, and our stock price may be negatively impacted.

Our credit facility imposes restrictions that limit our operating flexibility and such facility may not be available if financial covenants are violated or if an event of default occurs.

Our credit facility contains a number of covenants restricting, among other things, our ability to incur liens and indebtedness, sell assets, repurchase our equity shares and make certain types of investments. We are also subject to certain financial covenants, including but not limited to compliance with certain leverage and interest coverage ratios as defined in the restated credit agreement. A breach of any covenant or our inability to comply with the required financial ratios could result in a default under our credit facility, and we can provide no assurance that we will be able to obtain the necessary waivers or amendments from our lenders to remedy a default. In the event of any default not cured or waived, the lenders are not obligated to provide funding or issue letters of credit and could declare any outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, thus requiring us to apply available cash to repay any borrowings then outstanding. If we are unable to repay borrowings with respect to our credit facility when due, our lenders could proceed against the guarantees of our major domestic subsidiaries. If any indebtedness under our credit facility is accelerated, we can provide no assurance that our assets would be sufficient to repay such indebtedness in full.

Our exposure to exchange rate fluctuations on cross-border transactions and the translation of local currency results into U.S. dollars could negatively impact our results of operations.

A portion of our business is transacted and/or denominated in foreign currencies, and fluctuations in currency exchange rates or the inability to exchange or repatriate foreign currencies could have a significant impact on our results of operations, financial condition and cash flows, which are presented in U.S. dollars. Cross-border transactions, both with external parties and intercompany relationships, result in increased exposure to foreign exchange effects. Although the impact of foreign currency fluctuations on our results of operations has historically not been material, significant changes in currency exchange rates could negatively affect our results of operations. Additionally, a future strengthening of the U.S. dollar potentially exposes us to competitive threats from lower cost producers in other countries and could result in unfavorable translation effects as the results of foreign locations are translated into U.S. dollars for reporting purposes.

Our indebtedness could adversely affect our financial condition and operating flexibility.

Our ability to make payments on, and to refinance, our indebtedness, as well as any future indebtedness that we may incur, will depend upon the level of cash flows generated by our operations, our ability to sell assets, availability under our revolving credit facility and our ability to access the capital markets and/or other sources of financing. Our ability to generate cash is subject to general economic, industry, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are not able to repay or refinance our indebtedness as it becomes due, we may be forced to sell assets or take other disadvantageous actions, including (i) reducing financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes or (ii) dedicating an unsustainable level of cash flow from operations to the payment of principal and interest on the indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in the oil and gas industry could be impaired.

Disruptions in the capital and credit markets, low commodity prices, our debt level and other factors may restrict our ability to raise capital on favorable terms, or at all.

Disruptions in the capital and credit markets, in particular with respect to companies in the energy sector, could limit our ability to access these markets or may significantly increase our cost to borrow. Continued low commodity prices, the rapid increases in interest rates by the U.S. Federal Reserve to counteract record levels of inflation, as well as other factors, have caused some lenders to increase interest rates, enact tighter lending standards which we may not satisfy as a result of our debt level or otherwise, refuse to refinance existing debt at maturity on favorable terms, or at all, and in certain instances have reduced or ceased to provide funding to borrowers. If we are unable to access the capital and credit markets on favorable terms or at all, it could adversely affect our business, financial condition, results of operations and cash flows.

Legal and Regulatory Risks

War, terrorism or civil unrest could harm our business.

Due to the unsettled political conditions in many natural gas and oil-producing countries, our operations, revenue and profits are subject to adverse consequences of war, terrorism, civil unrest, strikes, currency controls, and governmental actions. These risks could result in the loss of our personnel or assets, cause us to evacuate our personnel from certain countries, cause us to increase spending on security worldwide, cause us to cease operating in certain countries, disrupt financial and commercial markets, including the supply of and pricing for oil and natural gas, and generate political and economic instability in some of the geographic areas in which we operate. Areas where we operate that have significant risks include, but are not limited to, the Middle East, North Africa, West Africa, the Caspian Sea region, Southeast Asia and Indonesia, Mexico, Russia, and Venezuela and other countries in South America. In addition, any possible reprisals as a consequence of military or other action, such as acts of terrorism in the United States or elsewhere, could have a material adverse effect on our business, results of operations and financial condition.

Federal, state and local legislative and regulatory initiatives relating to oil and gas development and the potential for related litigation could result in increased costs and additional operating restrictions or delays for our customers, which could reduce demand for our products.

Environmental laws and regulations could limit our customers' exploration and production activities. Although we do not directly engage in drilling or hydraulic fracturing activities, we provide products and services to operators in the oil and gas industry. There has been significant growth in opposition to oil and gas development both in the United States and globally. This opposition is focused on attempting to limit or stop hydrocarbon development in certain areas. Examples of such opposition include: (i) efforts to reduce access to public and private lands, (ii) delaying or canceling permits for drilling or pipeline construction, (iii) limiting or banning industry techniques such as hydraulic fracturing, and/or adding restrictions on the use of water and associated disposal, (iv) delaying or denying air-quality permits, and (v) advocating for increased regulations, punitive taxation, or citizen ballot initiatives or moratoriums on industry activity.

In addition, various state and local governments have implemented, or are considering, increased regulatory oversight of oil and gas development through additional permitting requirements, operational restrictions, including on the time, place and manner of drilling activities, disclosure requirements and temporary or permanent bans on hydraulic fracturing or other facets of crude oil and natural gas exploration and development in certain areas such as environmentally sensitive watersheds. Increased regulation and opposition to oil and gas activities could increase the potential for litigation concerning these activities, and could include companies who provide products and services used in hydrocarbon development, such as us.

The adoption of new laws or regulations at the federal, state, or local levels imposing reporting obligations, or otherwise limiting or delaying hydrocarbon development, could make it more difficult for our customers to complete oil and gas wells, increase our customers' costs of compliance and doing business, and otherwise adversely affect the oil and gas activities they pursue. Such developments could negatively impact demand for our products and services. In addition, heightened political, regulatory and public scrutiny, including lawsuits, could expose us or our customers to increased legal and regulatory proceedings, which could be time-consuming, costly, or result in substantial legal liability or significant reputational harm. We could be directly affected by adverse litigation or indirectly affected if the cost of compliance or the risks of liability limit the ability or willingness of our customers to operate. Such costs and scrutiny could directly or indirectly, through reduced demand for our products and services, have a material adverse effect on our business, results of operations, financial condition and cash flows.

We and our customers are subject to extensive environmental and health and safety laws and regulations that may increase our costs, limit the demand for our products and services or restrict our operations.

Our operations and the operations of our customers are subject to numerous and complex federal, state, local and foreign laws and regulations relating to the protection of human health, safety and the environment. These laws and regulations may adversely affect us by limiting or curtailing our customers' exploration, drilling and production activities, impacting the products and services we design, market and sell and the facilities where we manufacture our products. For example, our operations and the operations of our customers are subject to numerous and complex laws and regulations that, among other things: may regulate the management and disposal of hazardous and non-hazardous wastes; may require acquisition of environmental permits related to our operations; may restrict the types, quantities and concentrations of various materials that can be released into the environment; may limit or prohibit operational activities in certain ecologically sensitive and other protected areas; may regulate specific health and safety criteria addressing worker protection; may require compliance with operational and equipment standards; may impose testing, reporting and record-keeping requirements; and may require remedial measures to mitigate pollution from former and ongoing operations. Sanctions for noncompliance with such laws and regulations may include revocation of permits, corrective action orders, administrative or civil penalties, criminal prosecution and the imposition of injunctions to prohibit certain activities or force future compliance.

Some environmental laws and regulations provide for joint and several strict liability for remediation of spills and releases of hazardous substances. In addition, we or our customers may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. These laws and regulations may expose us or our customers to liability for the conduct of or conditions caused by others, or for our acts or for the acts of our customers that were in compliance with all applicable laws and regulations at the time such acts were performed. Any of these laws and regulations could result in claims, fines or expenditures that could be material to our business, results of operations, financial condition and cash flows.

Environmental laws and regulations, and the interpretation and enforcement thereof, frequently change, and have tended to become more stringent over time. New laws, regulations treaties, or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, may have a material adverse effect on our customers by limiting or curtailing their exploration, drilling, and production activities, which may adversely affect our operations by limiting demand for our products and services. Additionally, the implementation of new laws and regulations may have a material adverse effect on our operating results by requiring us to modify our operations or products or shut down some or all of our facilities.

Various laws and regulations exist or are under development that seek to regulate the emission of greenhouse gases ("GHG"), including establishing GHG "cap and trade" programs, increased efficiency standards, participation in international climate agreements, issuance of executive orders by the U.S. presidential administration and incentives or mandates for pollution reduction, use of renewable energy sources, or use of alternative fuels with lower carbon content. Any regulation of GHG emissions could result in increased compliance costs or additional operating restrictions for us and/or our customers and limit or curtail exploration, drilling and production activities of our customers, which could directly or indirectly, through reduced demand for our products and services, adversely affect our business, results of operations, financial condition and cash flows.

Our reputation, ability to do business and results of operations may be impaired by violations of U.S. and international laws and regulations regarding, anti-bribery, trade control, trade sanctions, anti-corruption and similar laws.

Our operations require us to comply with a number of U.S. and international laws and regulations, including those relating to anti-corruption, anti-bribery, fair competition, export and import compliance, money laundering and data privacy. In particular, our international operations are subject to the regulations imposed by the Foreign Corrupt Practices Act and the United Kingdom Bribery Act 2010 as well as anti-bribery and anti-corruption laws of various jurisdictions in which we operate. In response to the conflict between Russia and Ukraine beginning in February 2022, the U.S. and foreign governmental bodies in jurisdictions in which we operate have announced targeted sanctions and export control measures and have threatened additional sanctions and export control measures, which may result in counter-sanctions and other retaliatory measures and actions by Russia against U.S.-based companies and their employees (together "Russian Conflict Sanctions"). While we strive to maintain high ethical standards and robust internal controls, we cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by our employees, agents or business partners that would violate such U.S. or international laws or regulations. Any such violations of law or improper actions could subject us to civil or criminal investigations in the United States or other jurisdictions, could lead to substantial civil or criminal, monetary and non-monetary penalties and related shareholder lawsuits, could lead to increased costs of compliance and could damage our reputation, business, results of operations, financial condition and cash flows.

Tariffs and other trade measures could adversely affect our results of operations, financial position and cash flows.

In 2020, the U.S. government continued to impose tariffs on steel and aluminum and a broad range of other products imported into the United States. In response to the tariffs imposed by the U.S. government, a number of jurisdictions, including the European Union, Canada, Mexico, India and China announced tariffs on U.S. goods and services. These tariffs have increased our material input costs, and any further trade restrictions, retaliatory trade measures and additional tariffs could result in higher input costs for our products. The Russian Conflict Sanctions have and could in the future result in, among other things, severe or complete restrictions on exports to and other commerce and business dealings involving Russia, certain regions of Ukraine, and/or particular entities and individuals. The potential impacts include supply chain and logistics disruptions, financial impacts including volatility in foreign exchange rates and interest rates, inflationary pressures on raw materials and energy, heightened cybersecurity threats and other restrictions. We may not be able to fully mitigate the impact of these increased costs or pass price increases on to our customers. While tariffs and other retaliatory trade measures imposed by other countries on U.S. goods have not yet had a significant impact on our business or results of operations, we cannot predict further developments, and such existing or future tariffs could have a material adverse effect on our results of operations, financial position and cash flows.

Changes in domestic and foreign governmental laws, regulations and policies, risks associated with emerging markets, changes in statutory tax rates and laws, and unanticipated outcomes with respect to tax audits could adversely affect our business, profitability and reputation.

Our domestic and international sales and operations are subject to risks associated with changes in laws, regulations and policies (including environmental and employment regulations, export/import laws, local content and local ownership requirements, tax policies such as export subsidy programs and research and experimentation credits, carbon emission regulations and other similar programs). Failure to comply with any of the foregoing laws, regulations and policies could result in civil and criminal, monetary and non-monetary penalties, as well as damage to our reputation. In addition, we cannot provide assurance that costs of complying with new and evolving regulatory reporting requirements and current or future laws, including environmental protection, employment, data security, data privacy and health and safety laws, will not exceed our estimates. In addition, we have made investments in certain countries, and we may in the future invest in other countries, which may carry high levels of currency, political, compliance, or economic risk. While these risks or the impact of these risks are difficult to predict, any one or more of them could adversely affect our business, results of operations and reputation.

We are subject to taxation in a number of jurisdictions. Accordingly, our effective tax rate is impacted by changes in the mix among earnings in countries with differing statutory tax rates. A material change in the statutory tax rate or interpretation of local law in a jurisdiction in which we have significant operations could adversely impact our effective tax rate and impact our financial results.

Our tax returns are subject to audit and taxing authorities could challenge our operating structure, taxable presence, application of treaty benefits or transfer pricing policies. If changes in statutory tax rates or laws or audits result in assessments different from amounts estimated, then our business, results of operations, financial condition and cash flows may be adversely affected. In addition, changes in tax laws could have an adverse effect on our customers, resulting in lower demand for our products and services.

On August 16, 2022, legislation commonly known as the Inflation Reduction Act was signed into law. Among other things, the Inflation Reduction Act includes a 1% excise tax on corporate stock repurchases, applicable to repurchases after December 31, 2022. While we do not currently expect the Inflation Reduction Act to have a material impact on our financial results, we are in the process of evaluating the potential impacts of the Inflation Reduction Act to us.

Certain of our subsidiaries are defendants in pending lawsuits alleging negligence and injury resulting from the use of COREXIT™ dispersant in response to the Deepwater Horizon oil spill, which could expose us to monetary damages or settlement costs.

As described in Note 9—Commitments and Contingencies in Part II, Item 8.—Financial Statements and Supplementary Data, certain of our subsidiaries (collectively the "COREXIT Defendants") are among the defendants in a lawsuit arising from the use of COREXIT™ dispersant in response to the Deepwater Horizon oil spill, which could expose the Company to monetary damages or settlement costs. The plaintiff in this matter has claimed damages under products liability, tort and other theories.

While we expect this case to be dismissed pursuant to a November 28, 2012 order granting the COREXIT Defendants' motion for summary judgment in the Deepwater Horizon multidistrict litigation proceeding, we cannot predict whether there will be an appeal of the dismissal, the involvement we might have in these matters in the future or the potential for future litigation. Although we believe we have rights to contribution and/or indemnification from third parties in connection with the lawsuit, if an appeal is brought and won, the remaining suit could have a material adverse effect on us and our financial condition, results of operations or cash flows.

The COREXIT Defendants continue to sell the COREXIT™ oil dispersant product and previously sold product remains in the inventories of individual customers and oil spill response organizations. We cannot predict the potential for future litigation with respect to such sales or inventory. However, if one or more of such lawsuits are brought and won, these suits could have a material adverse impact on our financial results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease our corporate headquarters in The Woodlands, Texas. We lease or own technical customer support offices and operating facilities, research and technology centers, and administrative facilities in North America, Europe, Australia, the Middle East, Asia Pacific, and Latin America. We also have a network of small leased sales offices around the world.

Our significant properties and facilities are located in the following business segments:

- Chemical Technologies – Research and technology centers in Sugar Land, Texas; Calgary, Canada; Aberdeen, Scotland; Sterlitamak, Russia; and Kazan, Russia. Significant regional administrative facilities located in Singapore, The Republic of Singapore; Moscow, Russia; Dubai, United Arab Emirates; Buenos Aires, Argentina; Aberdeen, Scotland; and Kazan, Russia.

- Production & Automation Technologies – Plants in Tulsa, Oklahoma and Broken Arrow, Oklahoma. Technical customer support offices and operating facilities in Alberta, Canada; Australia, the Middle East, and Latin America.

- Drilling Technologies – Manufacturing and technology center and administrative facility in Orem, Utah.

We believe our properties and facilities are suitable and adequate for their present and intended purposes and are operating at a level consistent with the requirements of the industry in which we operate.

ITEM 3. LEGAL PROCEEDINGS

We are involved in various pending or potential legal actions in the ordinary course of our business. Management is unable to predict the ultimate outcome of these actions because of the inherent uncertainty of litigation. However, management believes the most probable, ultimate resolution of these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. See Note 9—Commitments and Contingencies in Part II, Item 8. Financial Statements and Supplementary Data for a description of such proceedings.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on Nasdaq under the “CHX” symbol. At January 26, 2023, our number of common stockholders of record was 910.

On February 4, 2022, our Board of Directors (“Board”) approved a plan to initiate a regular quarterly cash dividend of $0.075 per share on the Company’s common stock. Our most recent quarterly cash dividend of $0.075 per share was declared on November 10, 2022, and was paid on January 27, 2023 to shareholders of record on January 6, 2023. Subsequent dividend declarations, if any, including the amounts and timing of future dividends, are subject to approval by the Board and will depend on future business conditions, financial conditions, results of operations and other factors.

The following performance graph and related information shall not be deemed “soliciting material” or “filed” with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Exchange Act, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

Comparison of Cumulative Total Return
Among ChampionX Corporation, the S&P 500 Index, and
the PHLX Oil Service Sector Index


COMPARISON OF CUMULATIVE TOTAL RETURN
$200
$160
$120
$80
$40
$0
5/9/18
6/30/18
9/30/18
12/31/18
3/31/19
6/30/19
9/30/19
12/31/19
3/31/20
6/30/20
9/30/20
12/31/20
3/31/21
6/30/21
9/30/21
12/31/21
3/31/22
7/29/22
10/31/22
12/30/22
CHX
S&P 500
PHLX Oil Service Index

The chart compares the percentage change in the cumulative stockholder return on our common stock against the cumulative total return of the Philadelphia Oil Service Sector Index, and the S&P Composite 500 Stock Index. The comparison is for a period beginning May 9, 2018 and ending December 31, 2022. The chart assumes the investment of $100 on the closing price of May 9, 2018, and the reinvestment of all dividends.

The following table contains information about our purchases of our common stock during the three months ended December 31, 2022.

Period	Total Number of Shares Purchased	Average Price Paid Per Share [1]	Total Number of Shares Purchased as Part of a Publicly Announced Program [2]	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Program [2]
October 1-31, 2022	—	$ —	—	$ 649,910,262
November 1-30, 2022	1,900,332	$ 31.15	1,900,332	$ 590,682,416
December 1-31, 2022	692,827	$ 30.04	692,827	$ 569,858,404
Total	2,593,159	$ 30.85	2,593,159	

_____

(1) Excluding fees, commissions, and expenses associated with the share repurchases.

(2) On March 7, 2022, the Company announced that our Board authorized the Company to repurchase up to $250 million of its common stock. On October 24, 2022, our Board increased the authorization under this program to $750 million. This program has no time limit and does not obligate the Company to acquire any particular amount of shares of its common stock.

ITEM 6. **[RESERVED]**

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion includes forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements" for certain cautionary information regarding forward-looking statements and see "Risk Factors" in Part I, Item 1A, for certain factors that could cause actual results to differ materially from those predicted in those statements. This discussion should also be read in conjunction with the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data."

EXECUTIVE OVERVIEW AND BUSINESS OUTLOOK

We are a global leader in chemistry solutions, artificial lift systems, and highly engineered equipment and technologies that help companies drill for and produce oil and gas safely, efficiently, and sustainably around the world. Our expertise, innovative products, and digital technologies provide enhanced oil and gas production, transportation, and real-time emissions monitoring throughout the lifecycle of a well. Our business is organized into four reportable segments: Production Chemical Technologies, Production & Automation Technologies, Drilling Technologies, and Reservoir Chemical Technologies and we refer to the Production Chemical Technologies segment and Reservoir Chemical Technologies segment together as the Chemical Technologies business.

Recent Events

Russia's invasion of Ukraine and the related sanctions imposed present economic risk to companies that engage in business within, or have economic ties to, Russia. Our Russia operations (the "CT Russia Business") are fully contained within the country and include a manufacturing plant and related inventory, service operations, an established customer base and local employees, and has the ability to operate as a standalone business under the brand, Master Chemicals. The revenues, net income and total assets of the CT Russia Business represent less than 2% of our consolidated results of operations. Given the continued economic pressure and sanctions imposed by the United States, European Union and United Kingdom, during the second quarter of 2022, we initiated a plan to dispose of the CT Russia Business. As a result, the CT Russia Business met the criteria to be reported as held for sale and, therefore, is reflected in our consolidated balance sheet at the lower of its carrying value or its fair value less costs to sell ("estimated selling price"). We recorded a net charge of $16.5 million during the year ended December 31, 2022, representing the amount by which the carrying amount exceeded the estimated selling price. Upon the ultimate disposition, we will recognize the accumulated cumulative translation adjustment balance associated with the CT Russia Business in our consolidated statement of income as part of the gain or loss on the sale.

On June 7, 2022, we entered into a restated credit agreement (the "Restated Credit Agreement"), which amends and restates the Credit Agreement dated as of May 9, 2018 (the "Credit Agreement"). The Restated Credit Agreement provides for (i) a $625.0 million seven-year senior secured term loan B facility (the "2022 Term Loan Facility") and (ii) a five-year senior secured revolving credit facility in an aggregate principal amount of $700.0 million, of which $100.0 million is available for the issuance of letters of credit (the "2022 Revolving Credit Facility," together with the 2022 Term Loan Facility, the "Senior Secured Credit Facility"). The full amount of the 2022 Term Loan Facility was funded, and $135.0 million of the 2022 Revolving Credit Facility was drawn, on June 7, 2022, with the aggregate proceeds used to repay outstanding amounts under our Credit Agreement, repay and terminate the term loan facility we entered into on June 3, 2020, and to redeem all outstanding 6.375% Senior Notes due 2026. Proceeds from future borrowings under the 2022 Revolving Credit Facility are expected to be used for working capital and general corporate purposes. The 2022 Term Loan Facility matures June 7, 2029 and the 2022 Revolving Credit Facility matures June 7, 2027. The 2022 Term Loan Facility is subject to mandatory amortization payments of 1% per annum of the initial commitment paid quarterly, which began on December 30, 2022.

Business Environment

We monitor macro-economic conditions and industry-specific drivers and key risk factors affecting our business segments as we formulate our strategic plans and make decisions related to allocating capital and human resources. Our business segments provide a broad range of technologies and products to support oil and gas production, exploration and development, and the midstream sector. As a result, we are substantially dependent upon global oil production levels, as well as new investment activity levels in the oil and gas and midstream sectors. Demand for our products, technologies and services is impacted by overall global demand for oil and gas, ongoing depletion rates of existing oil and gas wells, and our customers' willingness to invest in the exploration for and development of new oil and gas resources. Our customers determine their operating and capital budgets based on current and expected future crude oil and natural gas prices, U.S. and worldwide rig count, U.S. well completions and expectation of industry cost levels, among other factors. Crude oil and natural gas prices are impacted by supply and demand, which are influenced by geopolitical, macroeconomic, and local events, and have historically been subject to substantial volatility and cyclicality. Rig count, footage drilled, and E&P investment by oil and gas operators have often been used as leading indicators for the level of drilling and development activity and future production levels in the oil and gas sector.

Market Conditions and Outlook

Oil prices steadily increased throughout 2021 and into the first half of 2022, reaching a 13-year high, due in part to the global economy reopening following the COVID-19 pandemic and supply constraint concerns following the Russian invasion of Ukraine. However oil prices moderated during the second half of the year partly in response to expected slowing in global economic growth, due in part to continuing inflationary pressures. Future oil prices remain uncertain due to rising macroeconomic uncertainty and geopolitical tensions, including the Russian invasion of Ukraine.

Although oil production is still below pre-pandemic levels as many publicly traded oil and gas companies continue to focus on capital return to shareholders rather than increasing output, we have seen a steady increase in U.S. oil and gas rig counts and some uptick in international activity. However, we have also experienced supply chain disruptions, due at least in part to the aftermath of the COVID-19 pandemic worldwide, the invasion of Ukraine, and logistic challenges globally. The U.S. inflation rate is the highest experienced in four decades, primarily as a result of supply chain constraints and partially attributed to the rising oil and natural gas prices, which is a major economic input. The global economy reopening has also contributed to general inflationary pressures. We continue to work diligently to realize price increases to offset the impact of raw material, labor and logistics-related inflation that we have experienced in our businesses. We expect to continue to face inflationary pressure in 2023, although to a lesser extent.

CONSOLIDATED RESULTS OF OPERATIONS

(dollars in thousands)	Years Ended December 31,				Variance	
		2022		2021		$
Revenue	$	3,805,948	$	3,074,990	$	730,958
Cost of goods and services		2,907,284		2,331,715		575,569
Gross profit		898,664		743,275		155,389
Selling, general and administrative expense		592,282		570,357		21,925
Goodwill impairment		39,617		—		39,617
Long-lived asset impairments and (gain) loss on disposal groups		18,493		(38,131)		56,624
Interest expense, net		45,204		51,921		(6,717)
Other expense, net		6,262		6,443		(181)
Income before income taxes		196,806		152,685		44,121
Provision for income taxes		40,243		38,445		1,798
Net income		156,563		114,240		42,323
Net income attributable to noncontrolling interest		1,594		941		653
Net income attributable to ChampionX	$	154,969	$	113,299	$	41,670

Revenue. Revenue for the consolidated entity increased $731.0 million, or 24%, in 2022 compared to the prior year across each of our segments driven by higher volumes in North America and internationally as the global economy has generally rebounded from the COVID-19 pandemic and rig counts and customer activity has increased. This was further supplemented by the realization of price increases initiated to offset raw material and logistic costs inflation.

Gross profit. Gross profit increased $155.4 million, or 21%, year-over year, mainly due to the incremental volumes and pricing noted above and partially offset by $40.7 million in incremental restructuring charges as we exit certain product lines in our Reservoir Chemical Technologies segment.

Selling, general and administrative expense. Selling, general and administrative expense increased $21.9 million, or 4%, year-over-year primarily due to a $14.2 million increase in restructuring charges.

Goodwill impairment. As part of our annual impairment test during the fourth quarter of 2022, we recorded a $39.6 million impairment charge to goodwill in our Reservoir Chemical Technologies reporting unit.

Long-lived asset impairments and (gain) loss on disposal groups. In connection with reclassifying our CT Russia Business to held for sale during 2022, we recognized an impairment of $16.5 million. In 2021, we recognized a net gain of $38.1 million on the sale of the Corsicana Plant.

Interest expense, net. Interest expense, net decreased $6.7 million, or 13%, compared to prior year primarily due to the redemption of all of our outstanding 6.375% Senior Notes due 2026 in June 2022.

Other expense (income), net. Other expense, net remained flat year-over-year.

Provision for income taxes. The effective tax rates for 2022 and 2021 were 20.4% and 25.2%, respectively. The decrease in the effective tax rate was primarily due to the change in the mix of domestic and foreign earnings and the release of the valuation allowance on the deferred tax asset of a foreign affiliate.

SEGMENT RESULTS OF OPERATIONS

	Years Ended December 31,		Variance
(in thousands)	**2022**	**2021**	**$**
Segment revenue:			
Production Chemical Technologies	$ 2,347,526	$ 1,842,400	$ 505,126
Production & Automation Technologies	954,646	762,371	192,275
Drilling Technologies	229,479	172,066	57,413
Reservoir Chemical Technologies	145,197	141,095	4,102
Corporate and other	129,100	157,058	(27,958)
Total revenue	$ 3,805,948	$ 3,074,990	$ 730,958
Income (loss) before income taxes:			
Segment operating profit (loss):			
Production Chemical Technologies	$ 239,936	$ 165,463	$ 74,473
Production & Automation Technologies	89,133	45,635	43,498
Drilling Technologies	54,512	30,409	24,103
Reservoir Chemical Technologies	(90,212)	30,311	(120,523)
Total segment operating profit	293,369	271,818	21,551
Corporate and other	51,359	67,212	(15,853)
Interest expense, net	45,204	51,921	(6,717)
Income (loss) before income taxes	$ 196,806	$ 152,685	$ 44,121

Production Chemical Technologies

Revenue. Revenue increased $505.1 million, or 27%, compared to the prior year mainly due to higher volumes in our North America and international operations, market share expansion, and price increases. Increased global pricing was implemented to help partially offset the increase in costs for raw materials and other inflationary factors.

Operating profit. Operating profit increased $74.5 million in 2022 compared to the prior year. Although this segment benefited from the higher revenue noted above, the increase was partially offset by a charge of $16.5 million related to reclassifying the CT Russia Business to held for sale, $13.9 million in restructuring charges and the impact of raw materials inflation.

Production & Automation Technologies

Revenue. Revenue increased $192.3 million, or 25%, as compared to the prior year, primarily due to an increase in customer spending as a result of improving market conditions, market share gain, international growth, and the implementation of price increases to offset inflationary pressures in raw material and logistic costs.

Operating profit. Operating profit increased $43.5 million compared to the prior year primarily due to higher sales volumes and price as noted above. However, our results were negatively impacted by further material cost inflation and supply chain disruptions.

Drilling Technologies

Revenue. Revenue increased $57.4 million, or 33%, compared to the prior year primarily due to an increase in U.S. land-based rig count and associated increase in customer spending on drilling activities, which positively impacted sales volumes of our diamond cutters and diamond bearings products.

Operating profit. Operating profit increased $24.1 million compared to the prior year as a result of increased revenue.

Reservoir Chemical Technologies

Revenue. Revenue increased $4.1 million, or 3%, compared to the prior year primarily due to an increase in U.S. rig count and the realization of price increases initiated to offset material cost inflation, which offset the impact of the exit of our friction reducer product line.

Operating profit. Operating profit decreased $120.5 million compared to the prior year, mainly driven by approximately $47.7 million in restructuring charges incurred during 2022 due to the exit of certain product lines to improve the overall profitability of this business and a $39.6 million impairment charge to goodwill during the fourth quarter of 2022. The operating profit realized in 2021 was reflective of a $38.1 million gain on the sale of our chemical manufacturing plant in Corsicana.

CAPITAL RESOURCES AND LIQUIDITY

Overview

Our primary source of cash is from operating activities. We have historically generated, and expect to continue to generate, positive cash flow from operations. Cash generated from operations is generally allocated to working capital requirements, investments to support profitable revenue growth and maintain our facilities and systems, acquisitions that create value through add-on capabilities that broaden our existing businesses and support our growth strategy, as well as share repurchases, dividend payments to stockholders, and debt repayments to reduce our leverage.

During 2022, the Company completed the redemption of all of the Company's outstanding 6.375% Senior Notes due 2026 (the "Senior Notes") at 103.188% of the principal amount thereof. We redeemed $92.0 million in aggregate principal amount of the Senior Notes for $95.6 million in cash, including $0.6 million in accrued interest.

At December 31, 2022, we had cash and cash equivalents of $250.2 million compared to $251.7 million at December 31, 2021, primarily for working capital and operational purposes. At December 31, 2022, we had total liquidity of $888.6 million, comprised of $250.2 million of cash and $638.4 million of available capacity on our revolver.

At December 31, 2022, we had a long-term debt balance of $621.7 million, net of the current portion of long-term debt of $6.3 million, primarily consisting of the 2022 Term Loan Facility with a principal amount of $623.4 million and an outstanding balance on the 2022 Revolving Credit Facility of $25.0 million.

As of December 31, 2022, approximately $90.3 million, or 36%, of our cash balances were held outside the U.S. for the primary purpose of working capital and operational support needs. All of our cash held outside the U.S. could be repatriated and could be subject to foreign withholding taxes; however, the majority of our prior year foreign earnings are permanently reinvested and therefore no deferred taxes are recorded. We have $16.9 million in deferred tax liabilities associated with foreign withholding taxes on our foreign earnings from jurisdictions which are not asserted to be permanently reinvested.

Outlook

We expect to generate cash from operations to support business requirements and, if necessary, through the use of the 2022 Revolving Credit Facility. Volatility in credit, equity and commodity markets can create uncertainty for our businesses. However, the Company believes, based on our current financial condition and current expectations of future market conditions, that we will meet our short- and long-term needs with a combination of cash on hand, cash generated from operations, the 2022 Revolving Credit Facility and access to capital markets.

On February 4, 2022, our Board approved a plan to initiate a regular quarterly cash dividend of $0.075 per share of the Company's common stock. Our most recent quarterly cash dividend of $0.075 per share was declared on November 10, 2022, and was paid on January 27, 2023 to shareholders of record on January 6, 2023. Subsequent dividend declarations, if any, including the amounts and timing of future dividends, are subject to approval by the Board and will depend on future business conditions, financial conditions, results of operations and other factors.

On March 7, 2022, the Company announced that our Board approved a $250 million share repurchase program ("2022 Share Repurchase Program"). On October 24, 2022, our Board increased the authorization under this program to $750 million. Under the 2022 Share Repurchase Program, shares of the Company's common stock may be repurchased periodically, including in the open market or privately negotiated transactions. We expect to fund share repurchases from cash generated from operations. As of December 31, 2022, we have repurchased 7,080,781 shares of common stock at a volume-weighted average price of $25.42 per share for a total of $180.1 million, including commissions. The actual timing, manner, number, and value of shares repurchased under the program will depend on a number of factors, including the availability of excess free cash flow, the market price of the Company's common stock, general market and economic conditions, applicable requirements, and other business considerations.

Over the next year, we expect to fund our capital expenditures and reduce outstanding debt through earnings and working capital improvements. In 2023, we project capital spending to be approximately 3.5% of revenue inclusive of capital investments for our electric submersible pump leased assets.

Additionally, we have other purchase obligations as well as operating and finance leases for real estate, vehicles and equipment that include future minimum payments with initial terms of one year or more. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. See Note 9—Commitments and Contingencies and Note 10—Leases included in Part II, Item 8.—Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

We continue to evaluate acquisitions that meet our strategic priorities, expand our technology and product portfolio, improve our cost position or productivity, or broaden our geographic reach.

As of December 31, 2022, we had approximately $82.4 million in outstanding letters of credit, surety bonds, and guarantees which expire at various dates through 2039. These financial instruments are primarily maintained as security for insurance, warranty, and other performance obligations. Generally, we would only be liable for the amount of these letters of credit and surety bonds in the event of default in the performance of our obligations, the probability of which we believe is remote.

Cash Flows

	Years Ended December 31,	
(in thousands)	2022	2021
Cash provided by operating activities	$ 413,360	$ 328,219
Cash used for investing activities	(87,989)	(37,411)
Cash used for financing activities	(324,805)	(234,347)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(5,557)	(2,704)
Net increase (decrease) in cash and cash equivalents and restricted cash	$ (4,991)	$ 53,757

Operating Activities

Cash provided by operating activities in 2022 increased $85.1 million compared to 2021. The increase in cash provided by operating activities was primarily driven by an increase in our results of operations. Changes in working capital items used cash of $50.4 million during 2022 compared to cash used of $6.3 million during 2021. The change in working capital items primarily related to cash outflows for inventory procurement and an increase in accounts receivable as a result of revenue growth during the period, as well as a decrease in accounts payable.

Expenditures for assets that are placed into our lease asset program expected to be recovered through sale are reported in leased assets in the operating section of our consolidated statements of cash flows. All other capitalizable expenditures for assets that are placed into our lease asset program are classified as capital expenditures in the investing section of our consolidated statements of cash flows.

Investing Activities

Cash used in investing activities was $88.0 million in 2022, and was comprised of capital expenditures of $102.8 million and acquisitions, net of cash acquired, of $3.2 million. This was partially offset by $18.0 million of cash proceeds from the sale of fixed assets primarily due to the sale of facilities within our Production & Automation Technologies segment.

Cash used in investing activities was $37.4 million in 2021, and was comprised of capital expenditures of $84.5 million, acquisitions, net of cash acquired, of $20.1 million, and purchases of investments of $4.9 million. This was partially offset by $66.8 million of cash proceeds from the sale of our manufacturing plant in Corsicana and $5.2 million of cash proceeds on sale of fixed assets.

Capital expenditures in the investing cash flows section of our consolidated statement of cash flows include expenditures for long-term equipment expected to be placed into our leased asset program. During the years ended December 31, 2022 and 2021, capital expenditures consisted mostly of infrastructure related capital spending and investment in assets for our leased asset program of $39.8 million and $37.1 million, respectively.

Financing Activities

Cash used in financing activities of $324.8 million in 2022, was primarily the result of $180.1 million of repurchases of common stock, net repayments totaling $97.9 million on our long-term debt, dividends paid totaling $45.6 million, payments related to taxes withheld on stock-based compensation of $12.0 million, debt issuance costs of $8.0 million, payments of finance lease obligations of $6.5 million, and distributions of $3.0 million to our non-controlling interests. This was partially offset by $10.1 million in cash proceeds from the exercise of stock options.

Cash used in financing activities of $234.3 million in 2021, was primarily the result of repayments totaling $223.4 million on our long-term debt, payments related to taxes withheld on stock-based compensation of $9.8 million, payments of finance lease obligations of $6.3 million, and distributions of $3.7 million to our non-controlling interests. This was partially offset by $8.8 million in cash proceeds from the exercise of stock options.

Revolving Credit Facility

A summary of our revolving credit facility as of December 31, 2022 was as follows:

(in millions)	Amount	Debt Outstanding	Letters of Credit	Unused Capacity	Maturity
Five-year revolving credit facility	$ 700.0	$ 25.0	$ 36.6	$ 638.4	June 2027

Additionally, we have three letters of credit outside of the revolving credit facility totaling approximately $1.7 million. As of December 31, 2022, we were in compliance with all restrictive covenants under our revolving credit facility.

See Note 8—Debt included in Part II, Item 8.—Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

Accounts Receivable Facility

On June 28, 2022, we entered into an uncommitted accounts receivable purchase agreement (the "Accounts Receivable Facility") with JPMorgan Chase Bank, N.A. as the purchaser. Transfers under the Accounts Receivable Facility are accounted for as sales of receivables.

The amount available for sale under the Accounts Receivable Facility fluctuates over time based on the total amount of eligible receivables generated during the normal course of business. A maximum of $160.0 million in receivables may be sold and remain unpaid under the Accounts Receivable Facility at any time. An aggregate $249.8 million of accounts receivable were sold in the year ended December 31, 2022.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates, judgments and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenue and expenses during the periods presented and the related disclosures in the accompanying notes to the consolidated financial statements. Management reviewed these critical accounting estimates with the Audit Committee of the Board of Directors. We believe the following critical accounting estimates used in preparing our consolidated financial statements address all important areas where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change. See Note 1—Basis of Presentation and Summary of Significant Accounting Policies in Part II, Item 8.—Financial Statements and Supplementary Data of this Annual Report on Form 10-K for a description of our significant accounting policies.

Determination of Fair Value in Business Combinations

Accounting for the acquisition of a business requires allocation of the purchase price to the various assets acquired and liabilities assumed at their respective fair values. The determination of fair value requires the use of significant estimates and assumptions, and in making these determinations management uses all available information. If necessary, we have up to one year after the acquisition closing date to finalize these fair value determinations. For tangible and identifiable intangible assets acquired in a business combination, the determination of fair value utilizes several valuation methodologies including discounted cash flows which has assumptions with respect to the timing and amount of future revenue and expenses associated with an asset. The assumptions made in performing these valuations include, but are not limited to, discount rate, future revenues and operating costs, projections of capital costs, royalty rate, and other assumptions believed to be consistent with those used by principal market participants. Depending on the magnitude of the acquisition and the specialized nature of these calculations, we often engage third-party specialists to assist management in evaluating our assumptions as well as appropriately measuring the fair value of assets acquired and liabilities assumed.

Inventory Valuation

Inventory is recorded at the lower of cost or net realizable value. We evaluate the components of inventory on a regular basis for excess and obsolescence. We record the decline in the carrying value of estimated excess or obsolete inventory as a reduction of inventory and as an expense included in cost of goods and services in the period in which it is identified. Our estimate of excess and obsolete inventory is susceptible to change from period to period and requires management to make judgments about the future demand of inventory. Factors that could materially impact our estimate include changes in crude oil prices and its effect on the oil and gas industry, which would impact the demand for our products and services, as well as changes in the pattern of demand for the products that we offer. We believe our inventory valuation reserve is adequate to properly value potential excess and obsolete inventory as of December 31, 2022. However, any significant changes to the factors mentioned above could lead our estimate to change.

Long-Lived and Intangible Assets Valuation

Long-lived assets to be held and used, including property, plant and equipment, identifiable intangible assets being amortized and capitalized software costs are reviewed for impairment whenever events or circumstances indicate the carrying amount of the long-lived asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that an impairment loss occurred, the loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The determination of future cash flows as well as the estimated fair value of long-lived assets involves significant estimates on the part of management. Because there usually is a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants, or based on a multiple of operating cash flow validated with historical market transactions of similar assets, where possible. The expected future cash flows used for impairment reviews and related fair value calculations are based on judgmental assessments of future productivity of the asset, operating costs and capital decisions and all available information at the date of review. If future market conditions deteriorate from our current expectations or assumptions, impairment of long-lived assets may be identified if we conclude that the carrying amounts are no longer recoverable. Long-lived assets classified as held for sale are reported at the disposal group's fair value, less cost to sell, beginning in the period in which the held-for-sale criteria have been met. An impairment loss is recognized in the amount in which the carrying amount of the disposal group exceeds its fair value. The fair value of a disposal group is measured based on market information when available, such as negotiated selling price. Because there usually is a lack of quoted market prices for long-lived assets, the fair value of impaired held for sale assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants.

Valuation of Goodwill

We review goodwill for impairment on an annual basis during the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that our carrying amount of such goodwill may exceed the fair value. Goodwill is tested at the reporting unit level, which is at or one level below our operating segments. Our reporting units consist of Production Chemical Technologies, Production & Automation Technologies, Drilling Technologies, and Reservoir Chemical Technologies.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. The fair values calculated in these impairment tests are determined using the discounted cash flow models, which require the use of significant unobservable inputs, representative of a Level 3 fair value measurement. The assumptions include discount rate, revenue growth rates, future operating margins, future capital expenditures, changes in working capital requirements and terminal growth rates. The goodwill impairment test involves comparing management's estimate of fair value of a reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit is less than the carrying value, then goodwill is impaired to the extent of the difference; however, the impairment may not exceed the balance of goodwill assigned to that reporting unit.

As part of our annual goodwill impairment analysis, on October 1, 2022, we performed a quantitative goodwill impairment analysis for each of our reporting units. We determined that the fair values were less than the respective carrying values for our Reservoir Chemical Technologies reporting unit. As a result, we recorded a goodwill impairment charge totaling $39.6 million to write off the remaining goodwill within that reporting unit. There were no negative conditions, or triggering events, that occurred prior to our annual goodwill impairment analysis requiring us to perform an impairment review.

Accounting for Income Taxes

We are subject to income taxes in the United States and certain foreign jurisdictions. Significant judgments and estimates are required in determining our consolidated income tax expense. In determining our current income tax provision, we assess temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded on our consolidated balance sheets. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. When we maintain deferred tax assets, we must assess the likelihood that these assets will be recovered through adjustments to future taxable income. To the extent we believe recovery is not likely, we establish a valuation allowance to reduce the asset to a value we believe will be recoverable based on our expectation of future taxable income. We believe the accounting estimate related to the valuation allowance is a critical accounting estimate because it is susceptible to change from period to period, requires management to make assumptions about our future income over the lives of the deferred tax assets, and because the impact of increasing or decreasing the valuation allowance is potentially material to our results of operations.

The calculation of our income tax expense involves dealing with uncertainties in the application of complex tax laws and regulations in numerous jurisdictions in which we operate. We recognize tax benefits related to uncertain tax positions when, in our judgment, it is more likely than not that such positions will be sustained on examination, including resolutions of any related appeals or litigation, based on the technical merits. While we routinely monitor the potential impact of uncertain tax positions in all of the jurisdictions in which we operate, the company has no unrecognized tax benefits as of December 31, 2022.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We may be exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. This risk arises primarily as a result of potential changes in the fair value of financial instruments due to adverse fluctuations in commodity prices, foreign currency exchange rates, and interest rates as discussed below. We do not use derivative financial instruments where the objective is to generate profits solely from trading activities.

Commodity Price Risk

We use a variety of raw materials, primarily metals and semi-processed or finished components, that are generally available from various sources. Commodity pricing for metals, such as nickel, chrome, molybdenum, vanadium, manganese and steel scrap, fluctuate with the market. As a result, our earnings are exposed to commodity market price fluctuations. Although some cost increases may be recovered through increased prices to customers, we attempt to control such costs through fixed-price contracts with suppliers and various other programs, such as our global supply chain activities.

Foreign Currency Risk

We conduct operations around the world in a number of different currencies. For many of our foreign subsidiaries, the local currency is the functional currency. Therefore, our earnings are subject to change due to fluctuations in foreign currency exchange rates when the earnings in foreign currencies are translated into U.S. dollars. We do not hedge this translation impact on earnings. A 10% increase or decrease in the average exchange rates of all foreign currencies would have changed our revenue and income before income taxes by approximately 2.9% and 8.0%, respectively, for the year ended December 31, 2022.

When transactions are denominated in currencies other than our subsidiaries' respective functional currencies, both with external parties and intercompany relationships, these transactions result in increased exposure to foreign currency exchange effects. The Company uses foreign currency forward contracts to manage risks associated with foreign currency exchange rates. As of December 31, 2022, the amount of gain or loss in the fair value of derivative instruments that would have resulted from a 10% increase or decrease in the underlying price of the contracts was not material.

Interest Rate Risk

Through our borrowing activities, we are exposed to interest rate risk. Such risk arises due to the structure of our debt portfolio, including the mix of fixed and floating interest rates. Variable-rate debt, such as our term loans or borrowings under our revolving credit facility, exposes us to short-term changes in market rates that impact our interest expense.

From time to time, we may purchase interest rate swaps and/or other derivative instruments to reduce the impact of changes in interest rates on our floating-rate exposures. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. On June 29, 2022, the Company executed a five-year amortizing floating-to-fixed interest rate swap to hedge our exposure to increases in variable interest rates on the 2022 Term Loan Facility. This interest rate swap agreement is based on a $300 million notional amount for the first three years, reducing to $150 million for years four and five. We evaluated the interest rate swap hedge effectiveness and determined it to be perfectly effective, thus the effective portion of gains and losses resulting from changes in fair value are recognized in accumulated other comprehensive income (loss) and are amortized to interest expense over the term of the respective debt. See Note 16—Fair Value Measurements in Part II, Item 8. Financial Statements and Supplementary Data of this Annual Report on Form 10-K for further discussion of our interest rate swaps.

Fair Value of Financial Instruments

The fair value of our fixed-rate long-term debt and variable rate debt is estimated based on quoted market prices or prices quoted from third-party financial institutions. We do not currently intend to enter into any interest rate hedging agreements, but will continue to monitor interest rate exposure. See Note 16—Fair Value Measurements in Part II, Item 8.—Financial Statements and Supplementary Data of this Annual Report on Form 10-K for further discussion of our financial instruments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ChampionX Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of ChampionX Corporation and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income (loss), of comprehensive income (loss), of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedule of valuation and qualifying accounts for each of the three years in the period ended December 31, 2022 appearing under Item 16 (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment – Reservoir Chemical Technologies Reporting Unit

As described in Note 1 and 7 to the consolidated financial statements, the Company's consolidated goodwill balance was approximately $679.5 million as of December 31, 2022. Management reviews goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount of such goodwill allocated to reporting units may exceed their fair value. As a result of the annual goodwill impairment analysis, management recorded a goodwill impairment charge totaling $39.6 million for the Reservoir Chemical Technologies reporting unit. As disclosed by management, goodwill is tested at the reporting unit level, which is at or one level below the operating segments of the Company. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions by management. The fair values calculated in these impairment tests are determined by management using discounted cash flow models. The goodwill impairment test involves comparing management's estimate of the fair value of a reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit is less than the carrying value, then goodwill is impaired to the extent of the difference. The assumptions used by management include the discount rate, revenue growth rates, future operating margins, future capital expenditures, changes in working capital requirements, and terminal growth rates.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment for the Reservoir Chemical Technologies reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to revenue growth rates, future operating margins, and the discount rate for the Reservoir Chemical Technologies reporting unit; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the Reservoir Chemical Technologies reporting unit. These procedures also included, among others, (i) testing management's process for developing the fair value estimates of the reporting unit; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of the underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, future operating margins, and the discount rate. Evaluating management's significant assumptions related to revenue growth rates, future operating margins, and the discount rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow model and the discount rate assumption.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
February 2, 2023

We have served as the Company's auditor since 2017.

CHAMPIONX CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Years Ended December 31,		
(in thousands, except per share data)	2022	2021	2020
Revenue:			
Product revenue	$ 3,318,357	$ 2,656,184	$ 1,623,464
Service revenue	399,864	343,086	218,089
Lease and other revenue	87,727	75,720	58,443
Total revenue	3,805,948	3,074,990	1,899,996
Cost of goods and services	2,907,284	2,331,715	1,490,824
Gross profit	898,664	743,275	409,172
Costs and expenses:			
Selling, general and administrative expense	592,282	570,357	463,767
Goodwill impairment	39,617	—	616,271
Long-lived asset impairments and (gain) loss on disposal groups	18,493	(38,131)	40,980
Interest expense, net	45,204	51,921	51,731
Other expense (income), net	6,262	6,443	(828)
Income (loss) before income taxes	196,806	152,685	(762,749)
Provision for (benefit from) income taxes	40,243	38,445	(20,396)
Net income (loss)	156,563	114,240	(742,353)
Net income attributable to noncontrolling interest	1,594	941	1,577
Net income (loss) attributable to ChampionX	$ 154,969	$ 113,299	$ (743,930)
Earnings (losses) per share attributable to ChampionX:			
Basic	$ 0.77	$ 0.56	$ (5.01)
Diluted	$ 0.75	$ 0.54	$ (5.01)
Weighted-average shares outstanding:			
Basic	201,740	201,579	148,370
Diluted	207,259	208,325	148,370

The accompanying notes are an integral part of the consolidated financial statements.

CHAMPIONX CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,		
(in thousands)	**2022**	**2021**	**2020**
Net income (loss)	$ 156,563	$ 114,240	$ (742,353)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	(18,592)	(4,465)	20,245
Cash flow hedges	7,558	3,601	(2,320)
Pension and other post-retirement benefit plans	3,129	9,994	(4,643)
Other comprehensive income (loss)	(7,905)	9,130	13,282
Comprehensive income (loss)	148,658	123,370	(729,071)
Comprehensive income attributable to noncontrolling interest	1,594	941	1,577
Comprehensive income (loss) attributable to ChampionX	$ 147,064	$ 122,429	$ (730,648)

The accompanying notes are an integral part of the consolidated financial statements.

CHAMPIONX CORPORATION
CONSOLIDATED BALANCE SHEETS

(in thousands)		December 31,		
		2022		**2021**
ASSETS				
Current Assets:				
Cash and cash equivalents	$	250,187	$	251,678
Restricted cash		—		3,500
Receivables, net		601,061		584,440
Inventories, net		542,543		542,910
Assets held for sale		29,334		7,217
Prepaid expenses and other current assets		75,456		71,155
Total current assets		1,498,581		1,460,900
Property, plant and equipment, net		734,810		776,813
Goodwill		679,488		702,867
Intangible assets, net		305,010		401,470
Operating lease right-of-use assets		92,928		115,458
Other non-current assets		76,666		77,193
Total assets	$	3,387,483	$	3,534,701
LIABILITIES AND EQUITY				
Current Liabilities:				
Current portion of long-term debt	$	6,250	$	26,850
Accounts payable		469,566		473,561
Accrued compensation and employee benefits		102,750		93,131
Current portion of operating lease liabilities		28,838		36,389
Accrued distributor fees		102,034		25,621
Liabilities held for sale		7,186		—
Accrued expenses and other current liabilities		142,352		146,773
Total current liabilities		858,976		802,325
Long-term debt		621,702		697,657
Deferred income taxes		94,235		137,971
Operating lease liabilities		59,686		73,521
Other long-term liabilities		75,669		68,920
Total liabilities		1,710,268		1,780,394
Stockholders' equity:				
Common stock (2.5 billion shares authorized, $0.01 par value) 198.5 million shares and 202.9 million shares issued and outstanding at December 31, 2022 and 2021, respectively		1,985		2,029
Capital in excess of par value of common stock		2,249,698		2,315,399
Accumulated deficit		(527,603)		(525,158)
Accumulated other comprehensive loss		(29,530)		(21,625)
ChampionX stockholders' equity		1,694,550		1,770,645
Noncontrolling interest		(17,335)		(16,338)
Total equity		1,677,215		1,754,307
Total liabilities and equity	$	3,387,483	$	3,534,701

The accompanying notes are an integral part of the consolidated financial statements.

CHAMPION X CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Years Ended December 31,		
	2022	2021	2020
Cash provided by (used for) operating activities:			
Net income (loss)	$ 156,563	$ 114,240	$ (742,353)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	241,880	237,285	214,362
(Gain) loss on disposal groups	16,515	(38,131)	—
Loss on goodwill and long-lived asset impairments	39,617	—	657,251
Stock-based compensation	20,089	23,178	19,536
Provision for inventory obsolescence and write-downs	26,336	4,968	23,841
Loss on debt extinguishment and modification	4,043	11,098	—
Deferred income tax expense (benefit)	(45,282)	(20,552)	(41,998)
Loss (gain) on disposal of fixed assets	(1,683)	(2,240)	8,037
Amortization of deferred loan costs and accretion of discount	3,751	3,543	3,799
Employee benefit plan expense	2,503	2,605	3,054
Provision (recovery) of bad debt	(1,310)	(2,018)	3,523
Other	695	510	3,306
Changes in operating assets and liabilities:			
Receivables	(23,988)	(28,736)	58,210
Inventories	(52,426)	(124,154)	85,893
Prepaid expenses and other current assets	1,265	(2,342)	17,539
Accounts payable	(13,366)	171,398	(18,389)
Accrued compensation and employee benefits	8,735	20,920	9,669
Accrued expenses and other liabilities	57,801	(40,844)	6,674
Leased assets	(25,275)	(5,151)	(4,606)
Other	(3,103)	2,642	2,692
Net cash provided by operating activities	413,360	328,219	310,040
Cash provided by (used for) investing activities:			
Capital expenditures	(102,808)	(84,464)	(45,163)
Proceeds from disposal of business	—	66,786	—
Proceeds from sale of fixed assets	18,017	5,236	9,705
Acquisitions, net of cash acquired	(3,198)	(20,095)	57,588
Purchase of investments	—	(4,874)	—
Net cash provided by (used for) investing activities	(87,989)	(37,411)	22,130
Cash provided by (used for) financing activities:			
Proceeds from long-term debt	995,038	—	125,000
Repayment of long-term debt	(1,092,950)	(223,413)	(286,493)
Payment of debt issuance costs	(8,008)	—	(4,356)
Dividends paid	(45,594)	—	—
Repurchases of common stock	(180,142)	—	—
Proceeds from exercise of stock options	10,132	8,819	886
Payments related to taxes withheld on stock-based compensation	(11,964)	(9,777)	(3,089)
Distribution to noncontrolling interest	(3,016)	(3,718)	(2,175)
Payment of finance lease obligations	(6,540)	(6,258)	(5,139)
Proceeds expected to be remitted under the Accounts Receivable Facility	18,239	—	—
Net cash used for financing activities	(324,805)	(234,347)	(175,366)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(5,557)	(2,704)	9,327
Net increase (decrease) in cash and cash equivalents and restricted cash	(4,991)	53,757	166,131
Cash and cash equivalents and restricted cash at beginning of period	255,178	201,421	35,290
Cash and cash equivalents and restricted cash at end of period	$ 250,187	$ 255,178	$ 201,421

The accompanying notes are an integral part of the consolidated financial statements.

CHAMPIONX CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands)	Common stock		Capital in excess of par value	Retained Earnings (Accum. Deficit)	Accum. Other Comp. Loss	Non-controlling Interest	Total
	Shares	Par Value					
December 31, 2019	77,460	$ 775	$ 969,174	$ 107,048	$ (44,037)	$ 3,254	$1,036,214
Cumulative effect of accounting changes	—	—	—	(1,575)	—	—	(1,575)
Issuance of common stock related to the Merger	122,237	1,223	1,262,708	—	—	—	1,263,931
Issuance of replacement awards related to the Merger	—	—	43,964	—	—	—	43,964
Non-controlling interest acquired in the Merger	—	—	—	—	—	(16,052)	(16,052)
Net income (loss)	—	—	—	(743,930)	—	1,577	(742,353)
Other comprehensive loss	—	—		—	13,282	—	13,282
Stock-based compensation	548	4	19,536	—	—	—	19,540
Stock options exercised	135	2	886	—	—	—	888
Taxes withheld on issuance of stock-based awards	—	—	(3,089)	—	—	—	(3,089)
Distributions declared and paid to noncontrolling interest	—	—	—	—	—	(2,175)	(2,175)
December 31, 2020	200,380	2,004	2,293,179	(638,457)	(30,755)	(13,396)	1,612,575
Net income	—	—	—	113,299	—	941	114,240
Other comprehensive income	—	—		—	9,130	—	9,130
Stock-based compensation	840	9	23,178	—	—	—	23,187
Stock options exercised	1,646	16	8,819	—	—	—	8,835
Taxes withheld on issuance of stock-based awards	—	—	(9,777)	—	—	—	(9,777)
Distributions declared and paid to noncontrolling interest	—	—	—	—	—	(3,718)	(3,718)
Currency translation adjustments	—	—	—	—	—	(165)	(165)
December 31, 2021	202,866	2,029	2,315,399	(525,158)	(21,625)	(16,338)	1,754,307
Net income	—	—	—	154,969	—	1,594	156,563
Other comprehensive income	—	—		—	(7,905)	—	(7,905)
Stock-based compensation	933	10	20,079	—	—	—	20,089
Stock options exercised	1,748	17	10,132	—	—	—	10,149
Taxes withheld on issuance of stock-based awards	—	—	(11,964)	—	—	—	(11,964)
Dividends declared to common stockholders ($0.30 per share)	—	—	—	(61,291)	—	—	(61,291)
Repurchase and cancellation of common stock	(7,081)	(71)	(83,948)	(96,123)	—	—	(180,142)
Distributions declared and paid to noncontrolling interest	—	—	—	—	—	(3,016)	(3,016)
Currency translation adjustments	—	—	—	—	—	425	425
December 31, 2022	198,466	$ 1,985	$2,249,698	$ (527,603)	$ (29,530)	$ (17,335)	$1,677,215

The accompanying notes are an integral part of the consolidated financial statements.

CHAMPIONX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Business

ChampionX Corporation is a global leader in chemistry solutions, artificial lift systems, and highly engineered equipment and technologies that help companies drill for and produce oil and gas safely, efficiently, and sustainably around the world. Our expertise, innovative products, and digital technologies provide enhanced oil and gas production, transportation, and real-time emissions monitoring throughout the lifecycle of a well.

Unless the context requires otherwise, references in this report to "we," "us," "our," "the Company," or "ChampionX" mean ChampionX Corporation, together with our subsidiaries where the context requires.

On June 3, 2020, the Company and Ecolab Inc. ("Ecolab") completed a Reverse Morris Trust transaction in which we acquired the Chemical Technologies business (the "Merger"). At the completion of the Merger, the Company changed its name from Apergy Corporation ("Apergy") to ChampionX Corporation.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). All intercompany accounts and transactions have been eliminated.

As a result of the Merger, the results of operations of the Chemical Technologies business have been reflected in our accompanying consolidated financial statements from the closing date of the Merger. Results for the periods prior to June 3, 2020 reflect the financial and operating results of Apergy. See Note 3—Merger Transaction, Acquisitions, and Divestitures for additional information on the Merger, and Note 4—Segment Information for additional information on our reporting segments and the Chemical Technologies business.

Significant Accounting Policies

Use of estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include, but are not limited to, net realizable value of inventories, allowance for doubtful accounts, pension and post-retirement plans, future cash flows associated with impairment testing of goodwill, indefinite-lived intangible assets and other long-lived assets, estimates related to income taxes, and estimates related to contingencies.

Cash and cash equivalents—Cash equivalents are highly liquid, short-term investments with original maturities of three months or less from their date of purchase.

Receivables, net—Accounts receivable are carried at the invoiced amounts, less an allowance for doubtful accounts, and generally do not bear interest. The Company estimates the allowance for doubtful accounts for expected credit losses by analyzing accounts receivable balances through the application of historical write-off and collection trend rates, as well as current economic and market conditions. Specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. Account balances are written off against the allowance when it is determined the receivable will not be recovered.

Inventories, net—Inventories are stated at the lower of cost or net realizable value. The majority of our inventory costs are determined on the first-in, first-out (FIFO) basis. As of December 31, 2022 and 2021, approximately 28% and 33%, respectively, of our total net inventories were accounted for using the last-in, first-out (LIFO) basis. Under the LIFO method, the cost assigned to items sold is based on the cost of the most recent items purchased. As a result, the costs of the first items purchased remain in inventory and are used to value ending inventory.

Inventories consisted of the following:

(in thousands)	December 31,			
	2022		**2021**	
Raw materials	$	142,571	$	186,516
Work in progress		19,582		13,615
Finished goods		467,628		421,702
		629,781		621,833
Inventory reserve		(24,702)		(24,646)
LIFO adjustments [(1)]		(62,536)		(54,277)
Inventories, net	$	542,543	$	542,910

_____

(1) Represents the amount by which the current cost of LIFO inventories exceeded their carrying value.

Inventories were reduced during 2022, resulting in a liquidation, or partial liquidation, of previous LIFO inventory layers that were carried at a lower cost, as compared with current costs in the current year ("LIFO decrement"). For the year ended December 31, 2022, the effect of this LIFO decrement decreased cost of goods sold by $5.6 million compared to the amounts that would have been recognized under a FIFO basis.

Property, plant and equipment, net—Property, plant and equipment is recorded at cost, or fair value for those assets acquired in a business combination. Depreciation is applied on the straight-line basis over the estimated useful lives of our assets as follows: buildings and improvements 5 to 40 years; machinery and equipment 1 to 20 years; and software 3 to 7 years. Expenditures for maintenance and repairs are expensed as incurred. Gains and losses are realized upon the sale or disposition of assets and are recorded in other expense (income), net on our consolidated statements of income (loss).

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying value of the long-lived asset may not be recoverable. The carrying value of a long-lived asset is not recoverable to the extent it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that an impairment loss has occurred, the impairment loss is measured as the amount by which the carrying value of the long-lived asset exceeds its fair value.

Goodwill and intangible assets, net—We review goodwill for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount of such goodwill allocated to reporting units may exceed their fair value. We initially assess goodwill for impairment based on qualitative factors to determine whether it is necessary to perform a goodwill impairment test. When performing the quantitative assessment, we estimate fair value of our reporting units using an income approach. Our income-based valuation method determines the present value of estimated future cash flows to estimate the fair value of a reporting unit, which requires the use of significant unobservable inputs, and represents a Level 3 fair value measurement. Significant assumptions used in estimating our reporting unit fair values include discount rate, revenue growth rates, future operating margins, future capital expenditures, changes in working capital requirements and terminal growth rates. If the carrying amount exceeds the fair value, an impairment charge will be recognized in an amount equal to the excess; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

Our finite-lived acquired intangible assets are amortized on a straight-line basis over their estimated useful lives, which generally range from 3 to 15 years. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the intangible asset may not be recoverable. The carrying amount of an intangible asset is not recoverable to the extent it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the intangible asset exceeds its fair value. We have two intangible assets with an indefinite life which are tested annually for impairment.

See Note 7—Goodwill and Intangible Assets for additional information related to our impairment analysis.

Revenue Recognition—Revenue is recognized upon the transfer of control of the related goods and services to the customer. The majority of our revenue is generated through the manufacture and sale of a broad range of specialized products and components, with revenue recognized upon transfer of control, which typically occurs as title and risk of loss transfers. We account for shipping and handling activities performed after control of a good has been transferred to the customer as a contract fulfillment cost rather than a separate performance obligation. Revenue arrangements with customers may require delivery, installation, testing, or other acceptance provisions to be satisfied before revenue is recognized. Service revenue is recognized as the services are performed.

Estimates are used to determine the amount of variable consideration in contracts, as well as the determination of the standalone selling price among separate performance obligations. No material variable consideration has been identified within our contracts.

Lessor accounting—Our lease arrangements generally allow customers to rent equipment on a daily basis with no stated end date. Customers may return the equipment at any point subsequent to the lease commencement date without penalty. We account for these arrangements as a daily renewal option beginning on the lease commencement date, with the lease term determined as the period in which it is reasonably certain the option will be exercised. Based on our assessment of the lease classification criteria, our lease arrangements have been classified as operating leases. Our lease arrangements generally include lease and non-lease components for which revenue is recognized based on each component's standalone selling price. Lease revenue is recognized on a straight-line basis over the term of the lease and is included in lease and other revenue in the consolidated statements of income (loss). Non-lease components related to our lease arrangements, such as installation, monitoring and field service support, are recognized in accordance with our revenue recognition accounting policy. Assets in our lease program are reported in property, plant, and equipment, net on our consolidated balance sheets and are depreciated over their estimated useful lives. Certain contracts allow for leased equipment damaged in operation to be charged to the customer. Charges for damaged leased equipment is recorded as product revenue and the remaining net book value of the leased asset is expensed as costs of goods and services in the consolidated statements of income (loss).

Lessee accounting—Lease liabilities are measured at the lease commencement date and are based on the present value of remaining payments contractually required under the contract. Payments that are variable in nature are excluded from the measurement of our lease liabilities and are recorded as an expense as incurred. Options to renew or extend a lease are included in the measurement of our lease liabilities only when it is reasonably certain that we will exercise these rights. In estimating the present value of our lease liabilities, payments are discounted at our incremental borrowing rate ("IBR"), which we apply utilizing a portfolio approach. We utilize information publicly available from companies within our industry with similar credit profiles to construct a company-specific yield curve in order to estimate the rate of interest we would pay to borrow at various lease terms. At lease commencement, we recognize a lease right-of-use asset equal to our lease liability, adjusted for lease payments paid to the lessor prior to the lease commencement date, and any initial direct costs incurred. Operating lease expense is recorded on a straight-line basis over the lease term. For finance leases, we amortize our right-of-use assets on a straight-line basis over the shorter of the asset's useful life or the lease term. Additionally, interest expense is recognized each period related to the accretion of our lease liabilities over their respective lease terms.

Stock-based compensation—The cost of stock-based awards is measured at the grant date and is based on the fair value of the award. The value of the portion of the award that is expected to ultimately vest is recognized as expense on a straight-line basis, generally over the explicit service period and is included in selling, general and administrative expense in our consolidated statements of income. Forfeitures are accounted for as they occur, but are not material to the financial statements. Expense for awards granted to retirement-eligible employees is recorded over the period from the date of grant through the date the employee first becomes eligible to retire and is no longer required to provide service.

Research and development costs—Research and development costs are expensed as incurred and amounted to $45.1 million, $46.5 million, and $31.2 million for the years ended December 31, 2022, 2021, and 2020, respectively, and are included in selling, general and administrative expense in the consolidated statements of income (loss).

Income Taxes—Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We record valuation allowances related to our deferred tax assets when we determine it is more likely than not the benefits will not be realized. Interest and penalties related to unrecognized tax benefits are recorded as a component of our provision for income taxes. We have approximately $16.9 million of foreign withholding taxes on our undistributed foreign earnings from jurisdictions which impose such taxes.

The Global Intangible Low-Taxed Income ("GILTI") provisions of the Tax Reform Act require us to include in our U.S. income tax return foreign subsidiary earnings in excess of an allowable return on the foreign subsidiary's tangible assets. We have elected to account for GILTI tax in the period in which it is incurred.

Earnings per share ("EPS")—Basic EPS is computed using the weighted-average number of common shares outstanding during the year. We use the treasury stock method to compute diluted EPS which gives effect to the potential dilution of earnings that could have occurred if additional shares were issued for awards granted under our incentive compensation and stock plan. The treasury stock method assumes proceeds that would be obtained upon exercise of awards granted under our incentive compensation and stock plan are used to purchase outstanding common stock at the average market price during the period.

Investments in Affiliated Companies—Investments in companies in which ChampionX does not have a controlling financial interest, but over which it has significant influence, are accounted for using the equity method and reported within other non-current assets in our consolidated balance sheets. ChampionX's share of the after-tax earnings of equity method investees is included within other expense (income), net in our consolidated statements of income (loss).

Fair value measurements—We record our financial assets and financial liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date (an exit price). In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

- Level 1 — Unadjusted quoted prices in active markets for identical assets and liabilities.
- Level 2 — Observable inputs other than quoted prices included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
- Level 3 — Unobservable inputs reflecting management's own assumptions about the assumptions market participants would use in pricing the asset or liability.

Derivative financial instruments— The Company uses foreign currency forward contracts to manage risks associated with foreign currency exchange rates. The Company also utilizes floating-to-fixed interest rate swap agreements as cash flow hedges on certain debt, to mitigate interest rate risk. The Company does not hold derivative financial instruments of a speculative nature or for trading purposes. See Note 17—Derivatives and Hedging Transactions for further information.

Foreign currency—Financial statements of operations for which the U.S. dollar is not the functional currency, and are located in non-highly inflationary countries, are translated into U.S. dollars prior to consolidation. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date, while income statement accounts are translated at the weighted-average monthly exchange rates. For these operations, translation gains and losses are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity until the foreign entity is sold or liquidated. Assets and liabilities of an entity that are denominated in currencies other than an entity's functional currency are remeasured into the functional currency using end of period exchange rates or historical rates when applicable to certain balances. Gains and losses related to these re-measurements are recorded in our consolidated statements of income (loss) as a component of other expense (income), net.

Change in accounting estimate—During the second quarter of 2020, we entered into new commercial agreements which changed the economics of the leased asset program of our electrical submersible pump ("ESP") subsidiary in our Production & Automation Technologies segment. As such, we re-evaluated the estimated useful life and salvage value of our assets based on the combination of new commercial contracts and historical operating trends related to the aging of our lease fleet, including functioning assets beyond original expected life. Based on our analysis, effective April 1, 2020, we changed our estimate of useful life and salvage values for certain equipment to better reflect the useful life and estimated values of these assets at the end of their useful life. The estimated useful life, previously estimated at 12 months, was increased to 18 months. The estimated salvage value of the equipment, previously estimated at 50% of the original purchase price, was decreased to 0%. The effect of the changes in estimate for the year ended December 31, 2020, was an increase in depreciation expense of $37.6 million, a decrease in net income of $26.4 million, and a decrease in basic and diluted earnings per share of $0.18 per share, respectively. See Note 10—Leases for additional information related to our leased assets.

NOTE 2—NEW ACCOUNTING STANDARDS

New Accounting Standards Issued

In September 2022, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2022-04, *"Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations"*, which requires that a buyer in a supplier finance program disclose information about the key terms of the program, outstanding confirmed amounts as of the end of the period, a rollforward of such amounts during each annual period, and a description of where in the financial statements outstanding amounts are presented. The ASU does not affect the recognition, measurement or financial statement presentation of obligations covered by supplier finance programs. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on rollforward information, which is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The adoption of this ASU will not have a material effect on our consolidated financial statements.

Accounting Standards Adopted

Effective January 1, 2020, we adopted ASU 2016-13, "*Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*." This update amends the impairment model to utilize an expected credit loss methodology in place of the incurred credit loss methodology for financial instruments. We applied the provisions of this ASU to our financial instruments, mostly consisting of trade receivables, as of January 1, 2020. We utilized the modified retrospective method of adoption; therefore, prior period amounts have not been adjusted and continue to be reflected in accordance with our historical accounting policies. As of January 1, 2020, we recorded a cumulative adjustment to retained earnings of $1.6 million, net of $0.4 million of income tax benefit.

NOTE 3—MERGER TRANSACTION, ACQUISITIONS, AND DIVESTITURES

Merger Transaction

On June 3, 2020, we completed the acquisition of the Chemical Technologies business. To complete the acquisition, we issued 122.2 million shares of common stock, at a share price of $10.34 per share, in exchange for 100% equity ownership of Chemical Technologies. The total fair value of consideration transferred was $1.3 billion. The purchase price was allocated to the assets and liabilities of the Chemical Technologies business at fair value and we recorded $386.7 million in goodwill associated with the transaction.

As part of the Merger, the Company entered into a Cross Supply and Product Transfer Agreement with Ecolab in which over a period of approximately three years from the merger date, certain products will be manufactured by one party for the other. The cross selling prices in which each party will transfer their products, and include a take-or-pay element, have been set forth within this agreement and are not reflective of market terms. As a result, we recognized an intangible asset recorded at fair value for the favorable terms and a liability recorded at fair value for the unfavorable terms.

Pro forma financial information

The following unaudited pro forma results of operations have been prepared as though the Merger was completed on January 1, 2019. Pro forma amounts are based on the preliminary purchase price allocation of the acquisition and are not necessarily indicative of results that may be reported in the future. Non-recurring pro forma adjustments including acquisition-related costs directly attributable to the Merger are included within the reported pro forma revenue and net income (loss).

(in thousands)	Year Ended December 31, 2020
Revenues	$ 2,775,027
Net income (loss) attributable to ChampionX	(777,553)

Included in the net income (loss) attributable to ChampionX on a pro forma basis were goodwill and long-lived asset impairment charges of $805.0 million during 2020.

Acquisitions

Leak Surveys

On February 23, 2022, we acquired the assets of Leak Surveys, a leader in optical gas imaging technology that provides aerial and ground-based emissions leak detection to the oil and gas industry. Our operations from the acquired assets are included in our Production & Automation Technologies segment. Under the terms of the agreement, we paid an initial amount of $3.2 million, net of cash acquired, with an additional $0.5 million payable on the first anniversary of the closing date. We may also be required to make future payments of up to an additional $2.5 million, contingent on the future performance of the business. As part of our purchase price allocation, we recorded goodwill of $6.3 million. The pro forma effect of this acquisition on revenue and net income has been determined to be immaterial to our financial statements.

Tomson Technologies LLC and Group 2 LLC

On December 8, 2021, we acquired Tomson Technologies LLC and Group 2 Technologies LLC, leaders in nano technology platforms with proven commercial applications helping energy companies lower the carbon footprint and operating expenses of their oil and gas production operations. Under the terms of the agreement, we paid an initial amount of $10.1 million, net of cash acquired. We may also be required to make future payments of up to an additional $13.0 million, contingent on the future performance of the business. As part of our purchase price allocation, we recorded contingent consideration of $3.7 million, goodwill of $2.5 million, and intangible assets of $10.2 million. The pro forma effect of this acquisition on revenue and net income has been determined to be immaterial to our financial statements.

Scientific Aviation

On July 2, 2021, we acquired Scientific Aviation, Inc. ("Scientific"), a provider of site-specific and regional methane emissions monitoring solutions for continuous and periodic monitoring applications. Scientific has been included in our Production & Automation Technologies segment. Under the terms of the agreement, we paid an initial amount of $10.0 million, net of cash acquired. We may also be required to make future payments of up to an additional $10.0 million, contingent on the future performance of Scientific. As part of our purchase price allocation, we recorded contingent consideration of $5.5 million and goodwill of $13.9 million. The pro forma effect of this acquisition on revenue and net income has been determined to be immaterial to our financial statements.

Divestitures

Russia

Given the continued economic pressure and sanctions imposed by the United States, European Union, and United Kingdom, we have initiated a plan to dispose of our operations in Russia (the "CT Russia Business"), which is included in our Production Chemical Technologies segment. As a result, the CT Russia Business met the criteria to be classified as held for sale as of June 30, 2022, which required us to present the related assets and liabilities as separate line items in our consolidated balance sheet. We recorded an initial charge of $22.9 million during the second quarter of 2022, in order to properly reflect the carrying value of the disposal group at the lower of its carrying value or fair value less any costs to sell. The loss on disposal group did not include write downs of individual assets, rather was recognized as a valuation allowance against the disposal group as a whole. The loss is reflected in long-lived asset impairment on the consolidated statement of income (loss).

We assess the fair value of a long-lived asset or disposal group (less any costs to sell) each reporting period that it remains classified as held for sale and report any subsequent changes as an adjustment to the carrying value of the asset or disposal group, as long as the new carrying value does not exceed the carrying value of the asset at the time it was initially classified as held for sale. Subsequent to the initial charge, we recognized a gain of $6.4 million for the three months ended September 30, 2022, to properly reflect the carrying value of the disposal group at the lower of its carrying value or fair value less any costs to sell, which was also recognized in long-lived asset impairments and (gain) loss on disposal groups on the consolidated statement of income (loss). No material adjustments were identified during the three months ended December 31, 2022. Upon the ultimate disposition, we will recognize the cumulative translation adjustment balance associated with the CT Russia Business in our consolidated statement of income as part of the gain or loss on the sale.

The following table presents information related to the major classes of assets and liabilities that were held for sale in our consolidated balance sheet:

(in thousands)	CT Russia Business December 31, 2022
Receivables	$ 7,168
Inventory	5,801
Prepaid expenses and other current assets	6,838
Property, plant, and equipment	3,683
Goodwill	2,695
Intangible assets	5,500
Operating lease right-of-use assets	1,504
Other long-term assets	2,993
Loss on disposal group	(16,515)
Total assets held for sale	$ 19,667
Accounts payable	$ 1,846
Other current liabilities	2,491
Other noncurrent liabilities	2,849
Total liabilities held for sale	$ 7,186

Other

We have certain other assets, primarily property, plant and equipment, that aggregate to $9.7 million held for sale as of December 31, 2022 that are reflected in our consolidated balance sheet.

The Corsicana Plant

On September 7, 2021, we sold the U.S.-based assets associated with our chemical manufacturing plant in Corsicana, Texas (the "Corsicana Plant") for a total purchase price of $70.0 million, subject to certain closing costs, pursuant to an Asset Purchase Agreement. The sale constituted an asset sale for accounting purposes.

Upon closing of the transaction, we received $68.8 million in cash, including $3.5 million to be held in escrow for one year to cover post-closing indemnification obligations and is included in restricted cash on our consolidated balance sheet as of December 31, 2021. Proceeds from the sale were used to pay down debt and make further progress toward our long-term leverage target. As of December 31, 2022, the escrow account has been settled.

Pursuant to the Asset Purchase Agreement, we sold all of our property, plant and equipment as well as all other assets necessary to operate the Corsicana Plant. Total assets sold primarily consisted of $23.6 million in property, plant and equipment, $2.2 million in inventory, and $1.8 million in spare parts. We recognized a net gain of $38.1 million, which is included in other (income) expense, net in our consolidated statements of income (loss) for the year ended December 31, 2021 and reflected in our Reservoir Chemical Technologies segment.

NOTE 4—SEGMENT INFORMATION

Our reporting segments are:

- Production Chemical Technologies—provides oil and natural gas production and midstream markets with solutions to manage and control corrosion, oil and water separation, flow assurance, sour gas treatment and a host of water-related issues.

- Production & Automation Technologies—designs, manufactures, markets and services a full range of artificial lift equipment, end-to-end digital automation solutions, as well as other production equipment and asset monitoring technologies. Production & Automation Technologies' products are sold under a collection of brands including Harbison-Fischer, Norris, Alberta Oil Tool, Oil Lift Technology, PCS Ferguson, Pro-Rod, Upco, Unbridled ESP, Norriseal-Wellmark, Quartzdyne, Spirit, Theta, Timberline and Windrock.

- Drilling Technologies—designs, manufactures and markets polycrystalline diamond cutters and bearings for use in oil and gas drill bits under the US Synthetic brand.

- Reservoir Chemical Technologies—manufactures specialty products that support well stimulation, construction (including drilling and cementing) and remediation needs in the oil and natural gas industry.

We refer to our Production Chemical Technologies segment and our Reservoir Chemical Technologies segment collectively as our Chemical Technologies business. Although Reservoir Chemical Technologies is not required to be disclosed separately as a reportable segment, based on materiality, management believes the additional information may contribute to a better understanding of the business. Other business activities that do not meet the criteria of an operating segment have been combined into Corporate and other. Corporate and other includes (i) corporate and overhead expenses, and (ii) revenue and costs for activities that are not operating segments.

Segment revenue and segment operating profit

	Years Ended December 31,		
(in thousands)	2022	2021	2020
Segment revenue:			
Production Chemical Technologies	$ 2,347,526	$ 1,842,400	$ 992,805
Production & Automation Technologies	954,646	762,371	615,918
Drilling Technologies	229,479	172,066	116,186
Reservoir Chemical Technologies	145,197	141,095	61,507
Corporate and other [(1)]	129,100	157,058	113,580
Total revenue	$ 3,805,948	$ 3,074,990	$ 1,899,996
Income (loss) before income taxes:			
Segment operating profit (loss):			
Production Chemical Technologies	$ 239,936	$ 165,463	$ 94,294
Production & Automation Technologies	89,133	45,635	(697,937)
Drilling Technologies	54,512	30,409	2,574
Reservoir Chemical Technologies	(90,212)	30,311	(6,198)
Total segment operating profit (loss)	293,369	271,818	(607,267)
Corporate and other [(1)]	51,359	67,212	103,751
Interest expense, net	45,204	51,921	51,731
Income (loss) before income taxes	$ 196,806	$ 152,685	$ (762,749)

---

(1) Corporate and other includes costs not directly attributable or allocated to our reportable segments such as corporate executive management and other administrative functions, and the results attributable to our noncontrolling interest. Additionally, the sales and expenses related to the Cross Supply Agreement with Ecolab are included within Corporate and other. See Note 3—Merger Transaction, Acquisitions, and Divestitures for further information.

Geographic information

	December 31,	
(in thousands)	2022	2021
Property, plant, and equipment, net:		
United States	$ 481,908	$ 492,766
Singapore	89,015	100,259
Canada	70,132	77,501
Other Countries	93,755	106,287
Total property, plant, and equipment, net	$ 734,810	$ 776,813

See Note 5—Revenue for information related to revenue by geography and end markets.

Other business segment information

(in thousands)	Capital Expenditures Years Ended December 31,		
	2022	**2021**	**2020**
Chemical Technologies [1]	$ 41,782	$ 38,915	$ 10,498
Production & Automation Technologies	56,363	40,137	32,100
Drilling Technologies	3,732	2,826	1,736
Corporate and other	931	2,586	829
Total	$ 102,808	$ 84,464	$ 45,163

(1) Our Chemical Technologies business has an integrated supply chain function that serves the Production Chemical Technologies and Reservoir Chemical Technologies reportable segments. As such, capital expenditure information by each reportable segment has not been provided and is not available, since the Company does not produce or utilize such information.

(in thousands)	Depreciation & Amortization Years Ended December 31,		
	2022	**2021**	**2020**
Production Chemical Technologies	$ 91,875	$ 98,049	$ 58,328
Production & Automation Technologies	103,592	101,575	130,725
Drilling Technologies	6,639	7,295	7,940
Reservoir Chemical Technologies	14,662	10,295	5,741
Corporate and other	25,112	20,071	11,628
Total	$ 241,880	$ 237,285	$ 214,362

NOTE 5—REVENUE

Our revenue is generated primarily from product sales. Service revenue is generated from providing services to our customers. These services include installation, repair and maintenance, laboratory and logistics services, chemical management services, troubleshooting, reporting, water treatment services, technical advisory assistance, emissions detection and monitoring, and other field services. Lease revenue is derived from rental income of leased production equipment. As our costs are shared across the various revenue categories, cost of goods sold is not tracked separately and is not discretely identifiable.

In certain geographical areas, the Company utilizes joint ventures and independent third-party distributors and sales agents to sell and market products and services. Amounts payable to independent third-party distributors and sales agents may fluctuate based on sales and timing of distributor fee payments. For services rendered by such independent third-party distributors and sales agents, the Company records the consideration received on a net basis within product revenue in our consolidated statements of income (loss). Additionally, amounts owed to distributors and sales agents are reported within accrued distributor fees within our consolidated balance sheets.

Revenue disaggregated by geography was as follows:

(in thousands)	Production Chemical Technologies	Production & Automation Technologies	Drilling Technologies	Reservoir Chemical Technologies	Corporate and other [1]	Total
	Year Ended December 31, 2022					
United States	$ 851,057	$ 738,178	$ 180,912	$ 88,108	$ 76,461	$ 1,934,716
Latin America	594,737	21,756	7	13,887	3,100	633,487
Middle East & Africa	307,154	66,918	6,628	26,876	2,314	409,890
Canada	296,623	73,561	14,529	1,933	116	386,762
Europe	194,034	13,655	20,911	3,439	13,936	245,975
Asia-Pacific	35,536	6,170	6,434	3,115	33,173	84,428
Australia	21,866	34,318	33	299	—	56,516
Other	46,519	90	25	7,540	—	54,174
Total revenue	$ 2,347,526	$ 954,646	$ 229,479	$ 145,197	$ 129,100	$ 3,805,948

(in thousands)	Year Ended December 31, 2021					
	Production Chemical Technologies	Production & Automation Technologies	Drilling Technologies	Reservoir Chemical Technologies	Corporate and other [1]	Total
United States	$ 653,826	$ 583,010	$ 136,351	$ 88,313	$ 105,855	$ 1,567,355
Latin America	364,386	18,454	—	15,220	4,741	402,801
Middle East & Africa	268,096	53,995	5,408	22,140	8,896	358,535
Canada	263,887	58,927	13,474	2,739	342	339,369
Europe	180,269	6,088	11,810	4,315	11,617	214,099
Asia-Pacific	43,593	7,229	3,358	4,585	25,607	84,372
Australia	28,388	34,451	130	135	—	63,104
Other	39,955	217	1,535	3,648	—	45,355
Total revenue	$ 1,842,400	$ 762,371	$ 172,066	$ 141,095	$ 157,058	$ 3,074,990

(in thousands)	Year Ended December 31, 2020					
	Production Chemical Technologies	Production & Automation Technologies	Drilling Technologies	Reservoir Chemical Technologies	Corporate and other [1]	Total
United States	$ 318,460	$ 458,690	$ 82,812	$ 31,907	$ 72,948	$ 964,817
Latin America	202,177	21,679	22	4,283	3,650	231,811
Middle East & Africa	164,480	45,026	1,146	14,292	15,254	240,198
Canada	129,210	32,709	9,029	1,414	640	173,002
Europe	116,192	10,521	11,840	1,990	12,052	152,595
Asia-Pacific	28,023	5,549	9,141	2,267	9,041	54,021
Australia	13,225	41,233	110	274	—	54,842
Other	21,038	511	2,086	5,080	(5)	28,710
Total revenue	$ 992,805	$ 615,918	$ 116,186	$ 61,507	$ 113,580	$ 1,899,996

_____

(1) Revenues associated with sales under the Cross Supply Agreement with Ecolab are included within Corporate and other. See Note 3—Merger Transaction, Acquisitions, and Divestitures for further information.

Revenue is attributed to regions based on the location of our direct customer, which in some instances is an intermediary and not necessarily the end user.

Performance Obligations

Some of our contracts have a single performance obligation which represents, in most cases, the equipment or product sold to the customer. Some contracts include multiple performance obligations, often satisfied at or near the same time, such as a product and the related installation and/or maintenance services. For contracts with multiple performance obligations, we allocate the transaction price to each performance obligation based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. We typically use observable prices to determine the stand-alone selling price of a performance obligation.

Within our Production Chemical Technologies and Reservoir Chemical Technologies segments, revenue recognized from the sale of products is recognized at the point in time when the obligations in the contract with the customer are satisfied, which generally occurs with the delivery of the product. Within our Production & Automation Technologies and Drilling Technologies reportable segments, substantially all of our performance obligations are recognized at a point in time and are primarily related to product revenue derived from the sale of drilling and production equipment. Revenue is recognized when control transfers to the customer upon shipment or completion of installation, testing, or certification as required under the contract. Within our ESP leased asset program, when stipulated in the contract, equipment damaged in operation is charged to the customer and recognized as product revenue. Service and lease revenue are recognized over time when the services are provided to the customer or when the customer receives the benefit of the leased equipment.

Remaining performance obligations

As of December 31, 2022, we did not have any contracts with an original length of greater than a year from which revenue is expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied).

Contract Balances

The beginning and ending contract asset and contract liability balances from contracts with customers were as follows:

	December 31,	
(in thousands)	**2022**	**2021**
Contract assets	$ —	$ —
Contract liabilities	14,113	15,246

Contract assets primarily relate to work completed for performance obligations that are satisfied over time and are recorded in prepaid expenses and other current assets on our consolidated balance sheets. Contract assets are transferred to receivables when the right to consideration becomes unconditional. Contract liabilities relate to billings or consideration received in advance of performance (obligation to transfer goods or services to a customer) under the contract. Contract liabilities are recognized as revenue when the performance obligation has been performed, which primarily occurs during the subsequent quarter. Current contract liabilities are recorded in accrued expenses and other current liabilities on our consolidated balance sheets.

NOTE 6—PROPERTY, PLANT, AND EQUIPMENT

Property, plant and equipment consisted of the following:

	December 31,	
(in thousands)	**2022**	**2021**
Land and land improvements	$ 125,531	$ 134,913
Buildings and improvements	308,278	309,821
Software	55,400	44,295
Machinery, equipment and other	938,827	906,651
	1,428,036	1,395,680
Accumulated depreciation	(693,226)	(618,867)
Property, plant and equipment, net	$ 734,810	$ 776,813

Depreciation expense was $154.6 million, $149.8 million, and $142.6 million for the years ended December 31, 2022, 2021, and 2020, respectively.

NOTE 7—GOODWILL AND INTANGIBLE ASSETS

Goodwill

The carrying amount of goodwill, including changes therein, by reportable segment is below:

(in thousands)	Production Chemical Technologies	Production & Automation Technologies	Drilling Technologies	Reservoir Chemical Technologies	Total
December 31, 2020	$ 351,057	$ 191,537	$ 101,136	$ 36,864	$ 680,594
Acquisition [1]	2,500	13,893	—	—	16,393
Foreign currency translation	3,081	37	—	2,762	5,880
December 31, 2021	356,638	205,467	101,136	39,626	702,867
Acquisition [1]	—	6,345	—	—	6,345
Allocated to disposal group [2]	(2,695)	—	—	—	(2,695)
Impairment	—	—	—	(39,617)	(39,617)
Foreign currency translation	13,141	(544)	—	(9)	12,588
December 31, 2022	$ 367,084	$ 211,268	$ 101,136	$ —	$ 679,488

_____

(1) See Note 3—Merger Transaction, Acquisitions, and Divestitures for additional information related to the acquisitions completed during July 2021, December 2021, and February 2022.

(2) See Note 3—Merger Transaction, Acquisitions, and Divestitures for additional information on the reclassification of assets and liabilities held for sale related to our Russia CT Business.

As part of our annual goodwill impairment analysis, on October 1, we performed a quantitative goodwill impairment analysis for each of our reporting units. As part of our forecasted operating plan that takes place during the fourth quarter of 2022, we adjusted the future projected cash flows from our Reservoir Chemical Technologies reporting unit given our market focus and relative size of the business within our portfolio. We determined that the fair values were less than the respective carrying values for our Reservoir Chemical Technologies reporting unit. As a result, we recorded a goodwill impairment charge totaling $39.6 million to write off the remaining goodwill within that reporting unit. There were no negative conditions, or triggering events, that occurred prior to our annual goodwill impairment analysis requiring us to perform an impairment review. The entire goodwill impairment charge is non-taxable and was recognized in determining our effective tax rate for the period.

Intangible Assets

During 2021, we recorded $10.2 million of acquired intangible assets as part of the Tomson Technologies LLC and Group 2 Technologies LLC acquisition. See Note 3—Merger Transaction, Acquisitions, and Divestitures, for additional information.

The components of our definite- and indefinite-lived intangible assets were as follows:

(in thousands)	December 31, 2022			December 31, 2021		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:						
Customer relationships [1]	$ 582,466	$ 407,212	$ 175,254	$ 593,242	$ 365,773	$ 227,469
Unpatented technologies	142,760	56,264	86,496	142,540	37,264	105,276
Favorable supply agreements [2]	57,000	49,056	7,944	59,000	30,546	28,454
Trademarks	59,856	36,048	23,808	59,873	32,270	27,603
Patents	38,175	31,481	6,694	38,735	31,080	7,655
Other	5,274	5,260	14	5,390	5,177	213
	885,531	585,321	300,210	898,780	502,110	396,670
Indefinite-lived intangible assets:						
Trademarks	3,600	—	3,600	3,600	—	3,600
In-process research and development	1,200	—	1,200	1,200	—	1,200
	4,800	—	4,800	4,800	—	4,800
Total	$ 890,331	$ 585,321	$ 305,010	$ 903,580	$ 502,110	$ 401,470

_____

(1) During 2022, we reclassified $5.5 million of net intangible assets related to our Russia CT Business within our Production Chemical Technologies segment to assets held for sale. See Note 3—Merger Transaction, Acquisitions, and Divestitures for further information.

(2) During 2022, we wrote off the remaining $1.3 million of favorable supply agreements within our Reservoir Chemical Technologies segment as part of the restructuring plan to exit certain product lines.

Amortization expense related to our intangible assets was $87.3 million, $87.4 million, and $70.9 million for the years ended December 31, 2022, 2021, and 2020, respectively. Estimated future amortization expense related to intangible assets held as of December 31, 2022, is as follows:

(in thousands)	Estimated Amortization
2023	$ 61,281
2024	48,265
2025	37,196
2026	36,838
2027	25,763

NOTE 8—DEBT

Long-term debt consisted of the following:

(in thousands)	December 31, 2022		December 31, 2021	
2022 Revolving Credit Facility	$	25,000	$	—
2018 Term Loan Facility		—		140,000
2020 Term Loan Facility		—		496,725
2022 Term Loan Facility		623,438		—
6.375% Senior Notes due 2026		—		92,041
Total		648,438		728,766
Net unamortized discounts and issuance costs		(20,486)		(4,259)
Total long-term debt		627,952		724,507
Current portion of long-term debt [(1)]		(6,250)		(26,850)
Long-term debt, less current portion	$	621,702	$	697,657

_____

(1) Includes the mandatory amortization payments due within twelve months related to the 2022 Term Loan Facility as of December 31, 2022 and the 2020 Term Loan Facility as of December 31, 2021.

2022 Credit Facility

On May 9, 2018, we entered into a credit agreement (the "Credit Agreement") governing the terms of, among other things, a seven-year senior secured term loan B facility that had an initial commitment of $415.0 million (the "2018 Term Loan Facility"), and on June 3, 2020, ChampionX Holding Inc. entered into a term loan facility for $537.0 million (the "2020 Term Loan Facility").

On June 7, 2022, we entered into a restated credit agreement (the "Restated Credit Agreement"), which amends and restates the Credit Agreement. The Restated Credit Agreement provides for (i) a $625.0 million seven-year senior secured term loan B facility (the "2022 Term Loan Facility") and (ii) a five-year senior secured revolving credit facility in an aggregate principal amount of $700.0 million, of which $100.0 million is available for the issuance of letters of credit (the "2022 Revolving Credit Facility," together with the 2022 Term Loan Facility, the "Senior Secured Credit Facility"). The full amount of the 2022 Term Loan Facility was funded, and $135.0 million of the 2022 Revolving Credit Facility was drawn, on June 7, 2022, with the aggregate proceeds used to repay outstanding amounts under our Credit Agreement, repay and terminate our 2020 Term Loan Facility, and to redeem all outstanding 6.375% Senior Notes due 2026 (the "Notes"). Proceeds from future borrowings under the 2022 Revolving Credit Facility are expected to be used for working capital and general corporate purposes. The initial amount drawn on the 2022 Revolving Credit Facility has been repaid. As of December 31, 2022, we had $25.0 million outstanding on the 2022 Revolving Credit Facility.

2022 Term Loan Facility

The 2022 Term Loan Facility matures June 7, 2029 and the 2022 Revolving Credit Facility matures June 7, 2027. The 2022 Term Loan Facility is subject to mandatory amortization payments of 1% per annum of the initial commitment paid quarterly, which began on December 30, 2022. The Senior Secured Credit Facility contains customary representations and warranties, covenants, and events of default for loan facilities of this type. We were in compliance with all covenants as of December 31, 2022.

At the Company's election, outstanding borrowings under the Senior Secured Credit Facility will accrue interest at a per annum rate of (i) an adjusted SOFR rate plus the applicable spread or (ii) a base rate plus the applicable spread. On June 29, 2022, the Company executed a five-year amortizing floating-to-fixed interest rate swap to hedge our exposure to increases in variable interest rates on the 2022 Term Loan Facility. This interest rate swap agreement is based on a $300.0 million notional amount for the first three years, reducing to $150.0 million for years four and five. See Note 16—Fair Value Measurements and Note 17—Derivatives and Hedging Transactions for additional information on interest rate swaps.

2020 Term Loan Facility

The 2020 Term Loan Facility was entered into on June 3, 2020, and had an initial commitment of $537.0 million. Proceeds were utilized to fund a cash payment of $527.4 million to Ecolab upon the completion of the Merger. The remaining balance was repaid June 7, 2022.

2018 Term Loan Facility

The 2018 Term Loan Facility had an initial commitment of $415.0 million, which was funded on May 9, 2018. The remaining balance was repaid on June 7, 2022.

Senior Notes

On May 3, 2018, we completed the offering of $300.0 million in aggregate principal amount of Notes. All remaining Notes were redeemed June 7, 2022.

Redemptions and Repurchase

In connection with the Restated Credit Agreement, as noted above, we completed the redemption of all of the remaining Notes at 103.188% of the principal amount thereof during 2022. We redeemed $92.0 million in aggregate principal amount of the Notes for $95.6 million in cash, including $0.6 million in accrued interest. In connection with these redemptions, we recognized a net loss of approximately $3.9 million for 2022, inclusive of the write off of the remaining unamortized debt financing costs related to the Notes, which is included in other expense (income), net in our consolidated statements of income (loss).

During 2021, the Company completed the redemption of certain of the Company's 6.375% Senior Notes at 104.781% of the principal amount thereof. We repurchased $185.0 million in aggregate principal amount of the Senior Notes for $196.6 million in cash, including $2.7 million in accrued interest. In connection with these redemptions, we recognized a net loss of approximately $11.1 million for the year ended December 31, 2021, inclusive of the write off of unamortized debt financing costs related to the extinguished portion of the Senior Notes, which is included in other expense (income), net in our consolidated statements of income (loss).

As of December 31, 2022, aggregate contractual future principal payments on long-term debt are as follows:

(in thousands)	Principal Payments[1]
2023	$ 6,250
2024	6,250
2025	6,250
2026	6,250
2027	31,250
Thereafter	592,188
Total	$ 648,438

---

[1] Principal payments included relate to our 2022 Term Loan Facility. See Note 10—Leases for future payments related to finance lease obligations.

NOTE 9—COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims and contingencies related to, among other things, workers' compensation, general liability (including product liability), automobile claims, health care claims, environmental matters, and lawsuits. We record liabilities where a contingent loss is probable and can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company records the most probable estimate of the loss or the minimum amount when no amount within the range is a better estimate than any other amount. In accordance with applicable GAAP, the Company discloses a contingent liability even if the liability is not probable or the amount is not estimable, or both, if there is a reasonable possibility that a material loss may have been incurred.

Lease Commitments

See Note 10—Leases for a schedule of future minimum payments on our operating and finance lease arrangements.

Guarantees and Indemnifications

We have provided indemnities in connection with sales of certain businesses and assets, including indemnities for environmental health and safety, tax, and employment matters. We do not have any material liabilities recorded for these indemnifications and are not aware of any claims or other information that would give rise to material payments under such indemnities.

In connection with the Merger, we entered into agreements with Ecolab that govern the treatment between Ecolab and us for certain indemnification matters and litigation responsibility. Generally, the separation and distribution agreement provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and to place financial responsibility for the obligations and liabilities of Ecolab's business with Ecolab. The separation and distribution agreement also establishes procedures for handling claims subject to indemnification and related matters. In addition, pursuant to the tax matters agreement relating to the Merger (the "Tax Matters Agreement") we have agreed to indemnify Ecolab and its affiliates for (i) all taxes for which ChampionX is responsible as defined within the Tax Matters Agreement, (ii) all taxes resulting from a breach by ChampionX of any of its representations (but only to the extent relating to a breach occurring after the consummation of the Merger) or any of its covenants under the Tax Matters Agreement, (iii) all taxes resulting from an acquisition after the Merger of any of the stock or assets of ChampionX, other than as a result of the Merger or a repayment of the 2018 Credit Facility, 2018 Term Loan Facility, or 2020 Term Loan Facility and (iv) reasonable costs and expenses (including reasonable attorneys' fees and expenses) related to the foregoing.

As of December 31, 2022 and December 31, 2021, we had $82.4 million and $80.2 million, respectively, of outstanding letters of credit, surety bonds and guarantees, which expire at various dates through 2039. These financial instruments are primarily maintained as security for insurance, warranty, and other performance obligations. Generally, we would only be liable for the amount of these letters of credit, surety bonds, and guarantees in the event of default in the performance of our obligations, the probability of which we believe is remote.

Supply Agreements

Vendor Supply Agreement

We acquired a Vendor Supply Agreement from Ecolab as part of the Merger discussed in Note 3—Merger Transaction, Acquisitions, and Divestitures. Ecolab made payments in the aggregate of $25.0 million and the Company assumed the receivable for the repayment of this loan. The loan receivable is required to be repaid with 4% interest on the unapplied discount, totaling $30.0 million to be paid back in discounts. The fair value of the expected future cash flows as of December 31, 2022 and December 31, 2021, was $14.6 million and $14.1 million, respectively, and included in other non-current assets on our consolidated balance sheets.

Litigation and Environmental Matters

The Company is party to various proceedings and claims incidental to its business, including matters arising under provisions relating to the protection of the environment. We review the probable outcome of such proceedings, the costs and expenses reasonably expected to be incurred and accrued to date, and the availability and extent of insurance coverage. We accrue a liability for legal matters that are probable and can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company records the most probable estimate of the loss or the minimum amount when no amount within the range is a better estimate than any other amount. While many of these matters involve inherent uncertainty, we believe that the amount of the liability, if any, ultimately incurred with respect to these proceedings and claims will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Environmental Matters

The Company is currently participating in environmental assessments and remediation at approximately 11 locations, the majority of which are in the U.S., and environmental liabilities have been accrued reflecting our best estimate of future costs. Potential insurance reimbursements are not anticipated in the Company's accruals for environmental liabilities. As of December 31, 2022 and December 31, 2021, environmental liability accruals related to these locations were $5.9 million and $6.8 million, respectively.

Prior to our separation as an independent publicly traded company in 2018, groundwater contamination was discovered at the Norris Sucker Rods plant site located in Tulsa, Oklahoma ("Norris"). Initial remedial efforts were undertaken at the time of discovery of the contamination and Norris has since coordinated monitoring and remediation with the Oklahoma Department of

Environmental Quality ("ODEQ"). As part of the ongoing long-term remediation process, Norris contracted an engineering and consulting firm to develop a range of possible additional remedial alternatives in order to accelerate the remediation process and associated cost estimates for the work. In October 2019, we received the firm's preliminary remedial alternatives for consideration. We have submitted our long-term remediation plan and it was approved by ODEQ. We are now in discussion with ODEQ to finalize a consent order. Because we have not yet finalized the consent order for further remediation at the site and discussions with ODEQ remain ongoing, we cannot fully anticipate the timing, outcome or possible impact of such further remedial activities, financial or otherwise. As a result of the recommendations in the report, we accrued liabilities for these remediation efforts of approximately $2.0 million as of December 31, 2019. Liabilities could increase in the future at such time as we ultimately reach agreement with ODEQ on our remediation plan and such liabilities become probable and can be reasonably estimated, however, there have been no changes to our estimated liability as of December 31, 2022.

Matters Related to Deepwater Horizon Incident Response

On April 22, 2010, the deepwater drilling platform, the Deepwater Horizon, operated by a subsidiary of BP plc, sank in the Gulf of Mexico after an explosion and fire, resulting in a massive oil spill. Certain entities that are now subsidiaries of ChampionX as a result of the Merger (collectively the "COREXIT Defendants") supplied COREXIT™ 9500, an oil dispersant product listed on the U.S. EPA National Contingency Plan Product Schedule, which was used in the response to the spill. In connection with the provision of COREXIT™ 9500, the COREXIT Defendants were named in several lawsuits. Cases arising out of the Deepwater Horizon accident were administratively transferred and consolidated for pre-trial purposes under In Re: Oil Spill by the Oil Rig "Deepwater Horizon" in the Gulf of Mexico, on April 20, 2010, Case No. 10-md-02179 in the United States District Court in the Eastern District of Louisiana (E.D. La.) ("MDL 2179"). Claims related to the response to the oil spill were consolidated in a master complaint captioned the "B3 Master Complaint." In 2011, Transocean Deepwater Drilling, Inc. and its affiliates (the "Transocean Entities") named the COREXIT Defendants and other unaffiliated companies as first party defendants (In re the Complaint and Petition of Triton Asset Leasing GmbH, et al, MDL No. 2179, Civil Action 10-2771). In April and May 2011, the Transocean Entities, Cameron International Corporation, Halliburton Energy Services, Inc., M-I L.L.C., Weatherford U.S., L.P. and Weatherford International, Inc. (collectively, the "Cross Claimants") filed cross claims in MDL 2179 against the COREXIT Defendants and other unaffiliated cross defendants. In April and June 2011, in support of its defense of the claims against it, the COREXIT Defendants filed counterclaims against the Cross Claimants. On May 18, 2012, the COREXIT Defendants filed a motion for summary judgment as to the claims in the B3 Master Complaint. On November 28, 2012, the Court granted the COREXIT Defendants' motion and dismissed with prejudice the claims in the B3 Master Complaint asserted against the COREXIT Defendants. There currently remains one "B3" case that had asserted claims against the COREXIT Defendants and that remains pending against other defendants. Because the Court's decision was not a "final judgment" for purposes of appeal with respect to those claims, under Federal Rule of Appellate Procedure 4(a), plaintiff will have 30 days after entry of final judgment in the case to appeal the Court's summary judgment decision.

The Company believes the claims asserted against the COREXIT Defendants are without merit and intends to defend these lawsuits vigorously. The Company also believes that it has rights to contribution and/or indemnification (including legal expenses) from third parties. However, we cannot predict the outcome of these lawsuits, the involvement it might have in these matters in the future, or the potential for future litigation.

NOTE 10—LEASES

Lessee Accounting

We have operating and finance leases for real estate, vehicles, and equipment. Certain of our vehicle leases include residual value guarantees, which have been excluded from the measurement of our lease liabilities as we do not believe it is probable the residual value guarantees will be paid at the end of the lease. Our real estate and vehicle leases generally include options to renew or extend the lease term at our discretion. These options are included in the measurement of our lease liabilities only when it is reasonably certain that we will exercise these rights.

Balance sheet presentation—Leases are presented in our consolidated balance sheet as follows:

(in thousands)	Balance Sheet Classification	December 31, 2022	December 31, 2021
Right-of Use Assets:			
Finance leases	Property, plant, and equipment, net	$ 17,435	$ 8,048
Operating leases	Operating lease right-of-use assets	92,928	115,458
Total lease right-of-use assets		110,363	123,506
Lease Liabilities:			
Finance leases - current	Accrued expenses and other current liabilities	$ 5,983	$ 4,006
Finance leases	Other long-term liabilities	11,955	4,498
Operating leases - current	Current portion of operating lease liabilities	28,838	36,389
Operating leases	Operating lease liabilities	59,686	73,521
Total lease liabilities		$ 106,462	$ 118,414

Components of total lease cost—Components of total lease cost were as follows:

(in thousands)	Years Ended December 31, 2022	Years Ended December 31, 2021
Finance lease cost:		
Amortization of right-of-use assets	$ 6,024	$ 5,855
Interest on lease liabilities	695	510
Operating lease cost	42,365	41,113
Short-term and variable lease cost	24,291	21,756
Sublease income	—	(18)
Total lease cost	$ 73,375	$ 69,216

Lease term and discount rate—Our weighted-average remaining lease term and weighted-average discount rate for operating and finance leases are as follows:

	December 31, 2022	December 31, 2021
Weighted-average remaining lease term (years):		
Operating lease	6.5	6.9
Finance lease	3.5	2.7
Weighted-average discount rate:		
Operating lease	5.9 %	5.3 %
Finance lease	5.7 %	5.0 %

Maturity Analysis—Future minimum payments, as determined in accordance with ASC 842, on our operating and finance leases as of December 31, 2022 are as follows:

(in thousands)	Operating	Finance
2023	$ 34,751	$ 6,539
2024	26,651	5,850
2025	16,470	3,754
2026	8,534	2,050
2027	5,244	1,519
Thereafter	18,118	247
Total future minimum lease payments	109,768	19,959
Interest included within lease payments	(21,244)	(2,021)
Total lease liabilities	$ 88,524	$ 17,938

Lessor Accounting

Lease revenue is primarily generated from our ESP leased asset program within our Production & Automation Technologies segment. An ESP rental unit has components consisting of surface, downhole and cable equipment. The average length of these arrangements generally range from 12 months to 14 months. Lease revenue for our leased asset programs was $71.1 million and $65.4 million for the years ended December 31, 2022 and 2021, respectively.

Leased assets—Components of our leased asset program, all of which are included within property, plant, and equipment, net on our consolidated balance sheet, are as follows:

(in thousands)	Useful life	December 31, 2022
Cable equipment	18 months	$ 56,957
Downhole equipment	18 months	31,186
Surface equipment	5 years	87,030
Other lease equipment	3 - 5 years	12,224
		187,397
Accumulated depreciation		(115,161)
Leased assets, net		$ 72,236

Depreciation expense on our leased assets was $47.2 million and $43.7 million for the year ended December 31, 2022 and 2021, respectively.

NOTE 11—RESTRUCTURING

We approved various restructuring plans related to the consolidation of product lines and associated facility closures and workforce reductions during the current and prior periods. During the second quarter of 2022, the restructuring plans included the exit of one of our product lines within the Reservoir Chemical Technologies segment. The exit of this product line was completed during the third quarter of 2022 and as such, we recognized additional restructuring charges primarily related to certain contract termination costs as well as the exit of facilities. Liabilities for these contract termination costs are recognized and measured at fair value in the period in which we cease using the rights conveyed by the existing contracts. We are exploring avenues to settle our contracts related to the discontinued products in a favorable manner to the Company. As we settle such contracts, we record the adjustment to the same financial statement line item as the initial charge was taken, including a $22.9 million reduction in the liability during the fourth quarter of 2022. We expect this restructuring plan to be complete during 2023.

As a result, we recognized net charges of $68.1 million during 2022, consisting primarily of contract termination costs, employee severance and related benefits, disposals of equipment and warehouse closures, partially offset by gains realized on the sale of facilities. During 2021 and 2020, we recorded restructuring and other charges of $13.3 million and $23.3 million, respectively.

The following table presents the restructuring and other related charges by segment as classified in our consolidated statements of income (loss).

(in thousands)	Years Ended December 31,					
		2022		2021		2020
Segment restructuring charges:						
Production Chemical Technologies	$	13,899	$	6,508	$	5,241
Production & Automation Technologies		1,111		5,441		11,814
Drilling Technologies		—		—		5,521
Reservoir Chemical Technologies		47,692		415		348
Corporate and other		5,400		910		367
Total	$	68,102	$	13,274	$	23,291
Statements of Income (Loss) classification:						
Cost of goods and services	$	47,216	$	6,554	$	13,955
Selling, general and administrative expense		20,886		6,720		9,336
Total	$	68,102	$	13,274	$	23,291

Our liability balance for restructuring and other related charges at December 31, 2022 reflects contract termination costs, employee severance and related benefits initiated during the period.

The following table details our restructuring accrual activities during the year ended December 31, 2022:

(in thousands)	Restructuring Accrual Balance	
December 31, 2021	$	3,743
Restructuring charges		68,102
Asset sales and write-offs		(16,718)
Payments		(26,548)
Other, including foreign currency translation		(61)
December 31, 2022	$	28,518

NOTE 12—EMPLOYEE BENEFIT PLANS

The Company sponsors several pension and post-employment benefit plans in the U.S. and internationally, of which, approximately half of such plans are frozen to new participants.

We recognized net actuarial gains in the amount of $2.9 million and $8.5 million during the years ended December 31, 2022 and 2021, respectively, and net actuarial losses of $5.5 million during the year ended December 31, 2020. The actuarial gains and losses are reflected in our consolidated statements of comprehensive income (loss). The net unfunded liability of the plans as of December 31, 2022 and 2021 was approximately $9.1 million and $13.9 million, respectively, and is included in other long-term liabilities within our consolidated balance sheets. The net periodic benefit expense was $1.3 million, $2.5 million, and $3.2 million for the years ended December 31, 2022, 2021, and 2020, respectively.

NOTE 13—EQUITY AND CASH INCENTIVE PROGRAMS

Our Board of Directors adopted the 2018 Equity and Cash Incentive Plan ("2018 Plan"). The 2018 Plan was amended and restated in 2020 to increase the shares of common stock reserved for issuance under the 2018 Plan to 18.2 million, and in 2021 to increase the shares of common stock reserved for issuance to 31.4 million, in each case subject to customary adjustments arising from stock splits and other similar changes, along with other amendments.

The 2018 Plan authorizes the grant of stock options, stock-settled stock appreciation rights ("SARs"), restricted stock awards, restricted stock units, performance share awards, cash performance awards, directors' shares and deferred stock units. The ChampionX Compensation Committee determines the exercise price for options and the base price of SARs, which may not be less than the fair value of ChampionX common stock on the date of grant. Generally, stock options or SARs vest after 3 years of service and expire at the end of 10 years. Performance share awards vest if ChampionX achieves certain pre-established performance targets based on specified performance criteria over a performance period of not less than 3 years.

In connection with the Merger, the Company entered into the Employee Matters Agreement dated December 18, 2019, which provided the terms in which certain Ecolab share-based awards held by legacy ChampionX employees were replaced with share-based awards of the Company on the merger date. The fair value of the replacement awards has been allocated between each employee's pre-combination and post-combination services. Amounts allocated to pre-combination services have been included as consideration transferred as part of the Merger. See Note 3—Merger Transaction, Acquisitions, and Divestitures for a summary of consideration transferred. Compensation costs of $15.8 million allocated to post-combination services was recorded as stock-based compensation expense over each employees' remaining service period of approximately two years from the Merger date.

Stock-based compensation expense is reported within selling, general and administrative expense in the consolidated statements of income (loss). Stock-based compensation expense relating to all stock-based incentive plans was as follows:

| | Years Ended December 31, | | | | | |
	2022		2021		2020	
Stock-based compensation expense	$	20,089	$	23,178	$	19,536
Tax benefit		(4,492)		(5,257)		(4,478)
Stock-based compensation expense, net of tax	$	15,597	$	17,921	$	15,058

SARs

We did not issue SARs during 2022, 2021 or 2020. A summary of activity relating to SARs outstanding for the year ended December 31, 2022, is as follows:

| | SARs | | | |
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2022	393,523	$ 29.94		
Forfeited / expired	(1,758)	34.13		
Exercised	(105,659)	24.94		
Outstanding at December 31, 2022	286,106	$ 31.77	3.3	$ 250
Exercisable at December 31, 2022	286,106	$ 31.77	3.3	$ 250

There is no unrecognized compensation expense related to SARs, as all SARs are exercisable as of December 31, 2022.

Other information regarding the exercise of SARs is presented below:

(in thousands)	2022		2021		2020	
SARs:						
Fair value of SARs that became exercisable	$	—	$	—	$	878
Aggregate intrinsic value of SARs exercised		634		71		—

Performance Share Awards - ChampionX

Market Vesting Conditions

We granted 173,960, 166,519, and 121,261 performance share awards subject to market vesting conditions during 2022, 2021, and 2020, respectively, under the 2018 Plan. These awards vest if ChampionX achieves certain pre-established performance targets based on specified performance criteria over a performance period of not less than 3 years. The performance targets for these awards are classified as a market vesting condition, therefore the compensation cost was calculated using the grant date fair value, as estimated using a Monte Carlo simulation, and is not subject to change based on future events. The fair value used in determining stock-based compensation expense of the performance share awards issued in 2022, 2021, and 2020, is as follows:

Performance shares:		2022		2021		2020
Fair value per share at date of grant	$	23.90	$	26.32	$	14.55

Performance Vesting Conditions

We granted 173,960 and 166,519 performance share awards subject to performance vesting conditions during 2022 and 2021, respectively, under the 2018 Plan. We did not grant any of this type of award in 2020. These awards are considered performance condition awards as attainment is based on ChampionX's performance relative to established internal metrics. The fair value of these awards was determined using ChampionX's closing stock price on the date of grant.

The fair value and average attainment used in determining stock-based compensation expense of the performance shares issued in 2022 and 2021 are as follows:

Performance shares:		2022		2021
Fair value per share at date of grant	$	20.55	$	17.61
Average attainment rate reflected in expense		100 %		100 %

A summary of activity for ChampionX's performance share awards under the 2018 Plan for the year ended December 31, 2022, is as follows:

	Shares		Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2022	505,509	$	24.26
Granted	347,920		22.23
Forfeited	(6,022)		22.10
Vested	(72,410)		48.83
Unvested at December 31, 2022	774,997	$	21.07

Unrecognized compensation expense related to unvested performance share awards as of December 31, 2022, was $8.1 million, which will be recognized over a weighted average period of 1.7 years.

Restricted Stock Units

Restricted stock units may be granted at no cost to certain officers and key employees. Restricted stock units generally vest over a three- or four-year period.

A summary of activity for restricted stock units for the year ended December 31, 2022, is as follows:

	Shares		Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2022	2,342,107	$	14.49
Granted	975,484		20.99
Forfeited	(240,094)		15.92
Vested	(1,280,277)		14.38
Unvested at December 31, 2022	1,797,220	$	18.64

Unrecognized compensation expense relating to unvested restricted stock units as of December 31, 2022, was $20.7 million, which will be recognized over a weighted average period of 1 year.

Non-Qualified Stock Options

We did not grant non-qualified stock options in 2022 or 2021. All outstanding non-qualified stock options were issued to employees of the Chemical Technologies business upon the closing of the Merger as replacement awards for options originally granted to them by Ecolab. A summary of activity for non-qualified stock options for the year ended December 31, 2022 is as follows:

| | Non-Qualified Stock Options | | | |
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2022	5,488,653	$ 6.18		
Granted	—	—		
Forfeited / expired	(2,859)	7.54		
Exercised	(1,748,137)	5.82		
Outstanding at December 31, 2022	3,737,657	$ 6.35	4.2	$ 84,004
Exercisable at December 31, 2022	3,737,657	$ 6.35	4.2	$ 84,004

We had no unrecognized compensation expense relating to unvested stock options as of December 31, 2022.

During the year ended December 31, 2022, the total intrinsic value of stock options exercised was approximately $37.1 million and cash received from stock options exercised was approximately $10.1 million. The cash tax benefit from stock options exercised during the year ended December 31, 2022 was approximately $4.2 million.

NOTE 14—STOCKHOLDERS' EQUITY

Dividends

On February 4, 2022, our Board of Directors ("Board") approved a plan to initiate a regular quarterly cash dividend of $0.075 per share on the Company's common stock. Our most recent quarterly cash dividend of $0.075 per share was declared on November 10, 2022, and was paid on January 27, 2023 to shareholders of record on January 6, 2023. During 2022, we declared cash dividends of $0.30 per share. Subsequent dividend declarations, if any, including the amounts and timing of future dividends, are subject to approval by the Board and will depend on future business conditions, financial conditions, results of operations and other factors.

Repurchases

On March 7, 2022, the Company announced that our Board authorized the Company to repurchase up to $250 million of its common stock. On October 24, 2022, our Board increased the authorization under this program to $750 million. This program has no time limit and does not obligate the Company to acquire any particular amount of shares of its common stock. During 2022, we repurchased and cancelled 7,080,781 shares of common stock at a volume-weighted average price of $25.42 per share for a total of $180.1 million, including commissions.

Accumulated other comprehensive loss

Accumulated other comprehensive loss—Accumulated other comprehensive loss consisted of the following:

(in thousands)	Foreign Currency Translation	Defined Pension and Other Post-Retirement Benefits	Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
December 31, 2020	$ (14,965)	$ (13,470)	$ (2,320)	$ (30,755)
Other comprehensive income (loss) before reclassifications, net of tax	(4,465)	8,712	3,601	7,848
Reclassification adjustment for net losses included in net income, net of tax	—	1,282	—	1,282
Other comprehensive income (loss), net of tax	(4,465)	9,994	3,601	9,130
December 31, 2021	(19,430)	(3,476)	1,281	(21,625)
Other comprehensive income (loss) before reclassifications, net of tax	(18,592)	2,879	7,558	(8,155)
Reclassification adjustment for net losses included in net income, net of tax	—	250	—	250
Other comprehensive income (loss), net of tax	(18,592)	3,129	7,558	(7,905)
December 31, 2022	$ (38,022)	$ (347)	$ 8,839	$ (29,530)

Reclassifications from accumulated comprehensive loss—Reclassification adjustments from accumulated other comprehensive loss to net income related to defined pension and other post-retirement benefits consisted of the following:

(in thousands)	Years Ended December 31, 2022	2021	2020	Affected line items on the consolidated statements of income
Amortization of actuarial loss and net transition obligation [1]	$ 340	$ 1,532	$ 492	Other expense, net
Amortization of prior service cost [1]	14	77	—	Other expense, net
Settlement loss [1]	—	—	698	Other expense, net
	354	1,609	1,190	Income before income taxes
	(104)	(327)	(329)	Provision for (benefit from) income taxes
	$ 250	$ 1,282	$ 861	Net income

---

[1] These accumulated comprehensive loss components are included in the computation of net periodic benefit cost (See Note 12—Employee Benefit Plans for additional information).

NOTE 15—EARNINGS PER SHARE

On June 3, 2020, 122.2 million shares of our common stock were issued in conjunction with the acquisition of the legacy ChampionX business. See Note 3—Merger Transaction, Acquisitions, and Divestitures for additional information.

A reconciliation of the number of shares used for the basic and diluted earnings (loss) per share calculation was as follows:

	Years Ended December 31,		
(in thousands, except per share data)	**2022**	**2021**	**2020**
Net income (loss) attributable to ChampionX	$ 154,969	$ 113,299	$ (743,930)
Weighted-average number of shares outstanding	201,740	201,579	148,370
Dilutive effect of stock-based compensation	5,519	6,746	—
Total shares and dilutive securities	207,259	208,325	148,370
Basic earnings per share attributable to ChampionX	$ 0.77	$ 0.56	$ (5.01)
Diluted earnings per share attributable to ChampionX	$ 0.75	$ 0.54	$ (5.01)

For all periods presented, the computation of diluted earnings (losses) per share excludes awards with an anti-dilutive impact. For the years ended December 31, 2022 and 2021, the diluted shares include the dilutive impact of equity awards except for approximately 0.4 million shares and 0.4 million shares, respectively, that were excluded because their inclusion would be anti-dilutive. For the year ended December 31, 2020, we excluded all outstanding equity awards from the calculation of weighted-average shares outstanding, because their inclusion would be anti-dilutive as we were in a loss position.

NOTE 16—FAIR VALUE MEASUREMENTS

The carrying amount and the estimated fair value for assets and liabilities measured on a recurring basis are as follows:

		Carrying Amount	
	Measurement	**December 31,**	
(in thousands)	**Level**	**2022**	**2021**
Assets			
Foreign currency forward contracts	Level 2	$ 7,066	$ 4,081
Interest rate swaps	Level 2	8,476	—
Total		$ 15,542	$ 4,081
Liabilities			
Foreign currency forward contracts	Level 2	$ 4,209	$ 3,773
Interest rate swaps	Level 2	—	—
Total		$ 4,209	$ 3,773

The carrying value of foreign currency forward contracts is at fair value, which is determined based on foreign currency exchange rates as of the balance sheet date and is classified within Level 2. For purposes of fair value disclosure above, derivative values are presented gross. See Note 17—Derivatives and Hedging Transactions for further discussion of gross versus net presentation of the Company's derivatives.

The carrying amounts of cash and cash equivalents, trade receivables, and accounts payable approximate their fair value due to their short-term nature.

The fair value of our Senior Notes is based on Level 1 quoted market prices. The fair value of our term loan facilities are based on Level 2 quoted market prices for the same or similar debt instruments. The fair value of our revolving line of credit approximates carrying value due to the variable interest rates charged on the borrowings, which reprice frequently (Level 2). The carrying amount and the estimated fair value of long-term debt, including current maturities, held by the Company were:

| (in thousands) | December 31, 2022 | | December 31, 2021 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
2022 Revolving Credit Facility	$ 25,000	$ 25,000	$ —	$ —
2018 Term Loan Facility	$ —	$ —	$ 140,000	$ 138,950
2020 Term Loan Facility	$ —	$ —	$ 496,725	$ 502,313
2022 Term Loan Facility	$ 623,438	$ 610,969	$ —	$ —
6.375% Senior Notes due 2026	$ —	$ —	$ 92,041	$ 95,805

Impairment of Goodwill and Long-lived Assets

We consider the inputs for our long-lived asset and goodwill impairment calculations to be Level 3 inputs in the fair value hierarchy. See Note 7—Goodwill and Intangible Assets for additional information.

Credit Risk

By their nature, financial instruments involve risk, including credit risk, for non-performance by counterparties. Financial instruments that potentially subject us to credit risk primarily consist of trade receivables. See Note 1—Basis of Presentation and Summary of Significant Accounting Policies for additional information on the mitigation of credit risk.

NOTE 17—DERIVATIVES AND HEDGING TRANSACTIONS

The Company uses foreign currency forward contracts to manage risks associated with foreign currency exchange rates. The Company also utilizes floating-to-fixed interest rate swap agreements as cash flow hedges on certain debt to mitigate interest rate risk. The Company does not hold derivative financial instruments of a speculative nature or for trading purposes. Derivative contracts are recorded as assets and liabilities on the balance sheet at fair value. We evaluated the interest rate swap hedge effectiveness and determined it to be perfectly effective. We evaluate foreign currency forward contracts hedge effectiveness at contract inception and thereafter on a quarterly basis. If a derivative is no longer expected to be effective, hedge accounting is discontinued. Changes in fair value are recognized immediately in earnings unless the derivative qualifies and is designated as a hedge. Changes in fair value attributable to changes in spot exchange rates for derivative contracts that have been designated as cash flow hedges are recognized in accumulated other comprehensive income (loss) ("AOCI") and reclassified into earnings in the same period the hedged transaction affects earnings and are presented in the same income statement line as the earnings effect of the hedged item. The Company accounts for the interest rate swap agreements as a cash flow hedge, thus the effective portion of gains and losses resulting from changes in fair value are recognized in AOCI and are amortized to interest expense over the term of the respective debt. Cash flows from derivatives are classified in the statement of cash flows in the same category as the cash flows from the items subject to designated hedge or undesignated (economic) hedge relationships.

The Company is exposed to credit risk in the event of nonperformance of counterparties for foreign currency forward exchange contracts and interest rate swaps. We monitor our exposure to credit risk by using major banks and financial institutions as counterparties and monitoring their financial condition and credit profile. The Company does not anticipate nonperformance by any of these counterparties, and therefore, recording a valuation allowance against the Company's derivative balance is not considered necessary.

Derivative Positions Summary

Certain of the Company's derivative transactions are subject to master netting arrangements that allow the Company to settle with the same counterparties. These arrangements generally do not call for collateral and as of the applicable dates presented in the following table, no cash collateral had been received or pledged related to the underlying derivatives. We have elected to present our derivative balances on a gross basis on the consolidated balance sheet.

The following table summarizes the gross fair value of the Company's outstanding derivatives and the lines in which they are presented on the consolidated balance sheet.

| | Derivative Assets | | Derivative Liabilities | |
| | December 31, | | December 31, | |
(in thousands)	2022	2021	2022	2021
Prepaid expenses and other current assets	$ 11,911	$ 4,081	$ —	$ —
Other non-current assets	3,631	—	—	—
Accrued expenses and other current liabilities	—	—	4,209	3,773
Other long-term liabilities	—	—	—	—
	$ 15,542	$ 4,081	$ 4,209	$ 3,773

The following table summarizes the notional values of the Company's outstanding derivatives:

| | December 31, | |
(in thousands)	2022	2021
Notional value of foreign currency forward contracts and interest rate swaps	$ 965,973	$ 704,190

Cash Flow Hedges

The Company utilizes foreign currency forward contracts to hedge the effect of foreign currency exchange rate fluctuations on forecasted foreign currency transactions, primarily related to inventory purchases. These forward contracts are designated as cash flow hedges. The changes in fair value of these contracts attributable to changes in spot exchange rates are recorded in AOCI until the hedged items affect earnings, at which time the gain or loss is reclassified into the same line item in the consolidated statements of income (loss) as the underlying exposure being hedged. The forward points are marked-to-market monthly and recognized in the same line item in the consolidated statements of income (loss) as the underlying exposure being hedged.

Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Any unrealized gain or loss at the time of settlement will be reclassified to interest expense, where we record the interest expense on the associated debt.

Derivatives Not Designated as Hedging Instruments

The Company also uses foreign currency forward contracts to offset its exposure to the change in value of certain foreign currency denominated assets and liabilities, primarily receivables and payables, which are remeasured at the end of each period. Although the contracts are effective economic hedges, they are not designated as accounting hedges. Therefore, changes in the value of these derivatives are recognized immediately in earnings, thereby offsetting the current earnings effect of the related foreign currency denominated assets and liabilities.

Effect of Derivative Instruments on Income

The loss of all derivative instruments recognized is summarized below:

| | Years Ended December 31, | | |
(in thousands)	2022	2021	2020
Loss (gain) reclassified from AOCI to income on cash flow hedges:			
Cost of goods and services	$ (1,665)	$ 3,717	$ 171
Interest expense	549	—	—
Loss on derivatives not designated as hedging instruments:			
Other expense (income), net	7,147	3,589	692
Total loss of derivative instruments	$ 6,031	$ 7,306	$ 863

NOTE 18—INCOME TAXES

Components of income (loss) before income taxes—Domestic and foreign components of income before income taxes were as follows:

(in thousands)	2022	2021	2020
	Years Ended December 31,		
Domestic	$ 58,141	$ (2,099)	$ (811,995)
Foreign	138,665	154,784	49,246
Income (loss) before income taxes	$ 196,806	$ 152,685	$ (762,749)

Provision for (benefit from) income taxes—The provision for (benefit from) income taxes consisted of:

(in thousands)	2022	2021	2020
	Years Ended December 31,		
Current:			
U.S. federal	$ 49,997	$ 14,895	$ 1,578
State and local	11,147	4,867	1,579
Foreign	24,381	40,149	20,264
Total current	85,525	59,911	23,421
Deferred:			
U.S. federal	(35,207)	(24,962)	(32,454)
State and local	(4,900)	(862)	(6,738)
Foreign	(5,175)	4,358	(4,625)
Total deferred	(45,282)	(21,466)	(43,817)
Provision for (benefit from) income taxes	$ 40,243	$ 38,445	$ (20,396)

Effective income tax rate reconciliation—The effective income tax rate was different from the statutory U.S. federal income tax rate due to the following:

	2022	2021	2020
	Years Ended December 31,		
Statutory U.S. federal income tax rate	21.0 %	21.0 %	21.0 %
Net difference resulting from:			
State and local taxes, net of federal income tax benefit	0.6	2.1	0.5
Foreign withholding tax	5.7	8.5	(1.2)
Foreign derived intangible income	(1.0)	(0.7)	—
Foreign operations tax effect	2.8	(1.3)	(0.4)
Research and experimentation tax credits	(1.5)	(2.5)	0.4
Foreign tax credit	(4.5)	(9.9)	—
Nondeductible expenses	0.5	1.6	(0.6)
Branch income	3.5	7.6	(0.7)
Tax return to accrual adjustments	(2.1)	(7.3)	0.1
State deferred taxes	(1.0)	—	0.2
Goodwill impairment	1.8	—	(15.5)
Foreign inclusions (including global intangible low-taxed income)	3.5	6.6	(0.7)
Transaction costs	—	—	(0.6)
Change in valuation allowance	(7.3)	1.8	(0.5)
Stock compensation	(3.6)	(3.7)	—
Nondeductible officer compensation	0.8	2.1	—
Other	1.2	(0.7)	0.7
Effective income tax rate	20.4 %	25.2 %	2.7 %

Deferred tax assets and liabilities—Significant components of deferred tax assets and liabilities were as follows:

(in thousands)		December 31, 2022		December 31, 2021
Deferred tax assets attributable to:				
Accrued compensation	$	11,840	$	12,395
Accrued expenses		7,713		8,020
Inventories		5,969		830
Net operating loss and other carryforwards		32,648		32,420
Accounts receivable		17,739		18,301
Lease liability		11,294		16,573
Research and Development		14,652		—
Long-term liabilities		1,141		—
Other assets		1,577		7,687
Deferred tax assets		104,573		96,226
Valuation allowance		(32,500)		(38,716)
Deferred tax assets, net of valuation allowance	$	72,073	$	57,510
Deferred tax liabilities attributable to:				
Inventories	$	(4,338)	$	—
Intangible assets, including goodwill		(54,572)		(70,799)
Property, plant and equipment		(63,502)		(69,971)
Foreign withholding taxes		(16,922)		(20,239)
Lease asset		(12,792)		(18,346)
Investment in subsidiary		(1,973)		(2,014)
Long-term liabilities		—		(1,100)
Deferred tax liabilities		(154,099)		(182,469)
Net deferred tax liabilities	$	(82,026)	$	(124,959)
Classified as follows in the consolidated balance sheets:				
Assets held for sale	$	3,165	$	—
Other non-current assets		10,742		13,012
Liabilities held for sale		(1,698)		—
Deferred income taxes		(94,235)		(137,971)
Net deferred tax liabilities	$	(82,026)	$	(124,959)

Effective Tax Rate. Our effective tax rate was 20.4% for 2022 compared to 25.2% for 2021. The decrease in the effective tax rate for 2022 was primarily driven by the change in the mix of domestic and foreign earnings and the release of valuation allowance on the deferred tax asset of a foreign affiliate.

Net operating loss carryforwards. As of December 31, 2022, our deferred tax asset balance included non-U.S. net operating loss carryforwards of $7.8 million. This entire balance is available to be carried forward; non-U.S. carryforwards will expire during the years 2024 through 2042.

Foreign tax credit carryforwards. As of December 31, 2022, our deferred tax asset balance included U.S. foreign tax credit carryforwards of $24.3 million. This entire balance is available to be carried forward and will begin to expire during 2029.

Valuation allowance. Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. With respect to foreign net operating losses, a significant piece of objective negative evidence evaluated was the cumulative loss incurred in various international jurisdictions over the three-year period ended December 31, 2022. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. In addition, we analyzed our foreign income classification and determined we would not generate sufficient general limitation income to utilize our general limitation foreign tax credits. Based on this evaluation, as of December 31, 2022, we recorded a valuation allowance of $11.7 million relating to net foreign deferred tax assets (including net operating losses) and $20.8 million relating to foreign tax credits to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased if objective negative evidence in the form of cumulative losses are no longer present and additional weight is given to subjective evidence such as our projections of future growth. In addition, if we increase our general limitation income, we could utilize and thus recognize additional foreign tax credit deferred tax assets.

Unrecognized tax benefits. We file federal, state, and local tax returns in the United States as well as foreign tax returns. We are routinely audited by the tax authorities in these jurisdictions, and a number of audits are currently underway. We believe all income tax uncertainties have been properly accounted for and, accordingly, the Company has no unrecognized tax benefits as of December 31, 2022.

The Company accounts for uncertain tax positions in accordance with guidance in ASC 740, "*Income Taxes (Topic 740)*", which prescribes the minimum recognition threshold a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. The Company does not have any material uncertain tax positions, individually or in totality.

The Company is subject to U.S. federal income tax as well as income tax in multiple state jurisdictions. The earliest period the Company is subject to examination of federal income tax returns by the Internal Revenue Service is 2019. The state income tax returns and other state tax filings of the Company are subject to examination by the state taxing authorities for various periods, generally up to four years after they are filed.

Undistributed Earnings. As of December 31, 2022, the Company has $16.9 million of deferred tax liabilities primarily associated with withholding taxes on undistributed earnings generated by foreign subsidiaries. The Company continues to assert permanent reinvestment of the remaining undistributed earnings for which deferred taxes have not been provided for as of December 31, 2022. If there are policy changes, the Company would record the applicable taxes in the period of change. No deferred taxes have been provided for withholding taxes and other taxes on the remaining earnings as of December 31, 2022 as computation of the potential deferred tax liability associated with these undistributed earnings and any other basis differences is not practicable.

Tax Holidays. The Company has a tax incentive awarded by the Singapore Economic Development Board. This incentive provides 0% tax rate on manufacturing profits generated at the Company's facility located on Jurong Island which expires in December 2024.

NOTE 19—RELATED PARTY TRANSACTIONS

Noncontrolling Interest and Unconsolidated Affiliates

For the years ended December 31, 2022, 2021, and 2020, we declared and paid $1.2 million, $1.6 million, and $2.2 million, respectively, of distributions to the noncontrolling interest holders in ChampionX Middle East Services LLC. For the years ended December 31, 2022 and 2021, we declared and paid distributions of $1.3 million and $1.6 million, respectively, to the noncontrolling interest holders in Champion Arabia Co. Ltd. and $0.2 million and $0.5 million, respectively, to the noncontrolling interest holders in Petrochem Performance Products LLC.

In the ordinary course of business, we enter into certain transactions with our unconsolidated affiliates at contractual prices. These transactions primarily related to inventory sales and amounted to approximately $8.1 million for the year ended December 31, 2022.

NOTE 20—ACCOUNTS RECEIVABLE FACILITY

On June 28, 2022, we entered into an uncommitted accounts receivable purchase agreement (the "Accounts Receivable Facility") with JPMorgan Chase Bank, N.A. as the purchaser. Transfers under the Accounts Receivable Facility are accounted for as sales of receivables, resulting in the receivables being derecognized from our consolidated balance sheet. The purchaser assumes the credit risk at the time of sale and has the right at any time to assign or transfer (including as a participation interest) any of its rights under the purchased receivables to another bank or financial institution.

The amount available for sale under the Accounts Receivable Facility fluctuates over time based on the total amount of eligible receivables generated during the normal course of business. A maximum of $160.0 million in receivables may be sold and remain unpaid under the Accounts Receivable Facility at any time.

An aggregate $249.8 million of accounts receivable were sold in the year ended December 31, 2022. The accounts receivable sold that remained outstanding as of December 31, 2022 was $83.8 million. During the period, cash receipts from the purchaser at the time of the sale were classified as operating activities in our consolidated statement of cash flows. The difference between the carrying amount of the accounts receivable sold and the sum of the cash received is recorded as a loss on sale of receivables in other income (expense), net in our consolidated statements of income. The loss on sale of accounts receivable was $2.0 million for the year ended December 31, 2022.

NOTE 21—CASH FLOW INFORMATION

Cash payments for income taxes and cash payments for interest incurred related to our debt are as follows:

	Years Ended December 31,		
(in thousands)	2022	2021	2020
Cash information:			
Cash paid for income taxes	$ 127,271	$ 50,097	$ 18,179
Cash paid for interest	$ 46,781	$ 51,995	$ 39,746
Net increase (decrease) in accounts payable for capital expenditures	$ (6,803)	$ 8,686	$ 9,549

Supplemental cash flow information related to our lease liabilities is as follows:

	Statement of Cash Flows Classification	December 31,	
(in thousands)		2022	2021
Cash paid for amounts included in measurement of lease liabilities:			
Operating leases [1]	Operating	$ 42,747	$ 45,583
Finance leases - interest	Operating	$ 695	$ 510
Finance leases - principal	Financing	$ 6,540	$ 6,258
Supplemental non-cash information on lease liabilities arising from obtaining right-of-use assets:			
Operating leases	Non-cash	$ 4,572	$ 27,390
Finance leases	Non-cash	$ 15,473	$ 5,971

_____

[1] Cash required by operating leases is reported net of operating lease expense in the operating section of our consolidated statements of cash flows in accrued expenses and other liabilities.

Leased Asset Program

Our ESP leased asset program is reported in our Production & Automation Technologies segment. At the time of purchase, assets are recorded to inventory and are transferred to property, plant, and equipment when a customer contracts for an asset under our leased asset program. During the years ended December 31, 2022, 2021, and 2020, we transferred $80.2 million, $48.7 million, and $15.3 million, respectively, of inventory into property, plant, and equipment as a result of assets entering our lease program.

Expenditures for assets that are placed into our leased asset program expected to be recovered through sale are reported in leased assets in the operating section of our consolidated statements of cash flows. All other capitalizable expenditures for assets that are placed into our leased asset program are classified as capital expenditures in the investing section of our consolidated statements of cash flows. During the years ended December 31, 2022, 2021, and 2020, we made cash payments of $39.8 million, $37.1 million, and $20.8 million, respectively, for leased asset program equipment.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Processes

We maintain a set of disclosure controls and procedures (as defined in Rule 15d-15(e) under the Exchange Act) designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2022.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the framework in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Iran Threat Reduction and Syria Human Rights Act of 2012

Under the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) of the Exchange Act, the Company is required to disclose in its periodic reports if it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with entities or individuals designated pursuant to certain Executive Orders. Disclosure is required even where the activities are conducted outside the U.S. by non-U.S. affiliates in compliance with applicable law, and even if the activities are not covered or prohibited by U.S. law.

As authorized by the U.S. Treasury's Office of Foreign Assets Control ("OFAC"), a non-U.S. subsidiary of the Company which is part of our Chemical Technologies business completed sales of products used for process and water treatment applications in upstream oil and gas production related to the operation of and production from the Rhum gas field off the Scottish coast ("Rhum") totaling $914,941 for the year ended December 31, 2022. The net profit before taxes associated with these sales for each period were nominal. Rhum is jointly owned by Serica Energy plc and Iranian Oil Company (U.K.) Limited. Our non-U.S. subsidiary intends to continue the Rhum-related activities, consistent with a specific license obtained from OFAC by its customers, and such activities may require additional disclosure pursuant to the above mentioned statute.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information about our executive officers is presented under the caption "Information about our Executive Officers" in Part I, Item 1 of this Annual Report on Form 10-K.

The remaining information required in response to this Item will be included in the definitive proxy statement for our 2023 Annual Meeting of Shareholders to be filed with the SEC and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required in response to this Item will be included in the definitive proxy statement for our 2023 Annual Meeting of Shareholders to be filed with the SEC and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table provides information as of December 31, 2022 with respect to shares of ChampionX common stock that may be issued under our 2018 Plan and under awards assumed in the Merger.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders	2,858,323 [1]	31.8 [2]	23,097,176 [3]
Equity compensation plans not approved by shareholders	3,737,657 [4]	6.4 [5]	—
Total	6,595,980	n/a	23,097,176

[1] Includes 286,106 SSAR awards outstanding, 774,997 PSAs outstanding, assuming performance at target, 1,646,639 RSUs outstanding, and 150,581 deferred stock units credited to non-employee directors pursuant to the 2018 Plan.

[2] The weighted-average exercise price reflects the weighted-average price for outstanding SSAR awards only; it does not include restricted stock awards outstanding or deferred stock units.

[3] Reflects the shares available for grant determined in accordance with the terms of our 2018 Plan, calculated based on (a) one share for each SSAR, (b) three shares for each PSA, RSU and deferred stock unit awarded prior to February 18, 2021, (c) one share for each PSA, RSU and deferred stock unit awarded on or after February 18, 2021, and (d) PSAs issued at the maximum amount of 200%.

[4] Reflects shares subject to outstanding stock options in connection with the Merger.

[5] The weighted-average exercise price reflects the weighted-average price for outstanding stock option awards only; it does not include restricted stock awards outstanding.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required in response to this Item will be included in the definitive proxy statement for our 2023 Annual Meeting of Shareholders to be filed with the SEC and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required in response to this Item will be included in the definitive proxy statement for our 2023 Annual Meeting of Shareholders to be filed with the SEC and is incorporated herein by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this Annual Report on Form 10-K:

        1.   Financial Statements:

Our consolidated financial statements are included under Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

        2.   Financial Statement Schedule and related Report of Independent Registered Public Accounting Firm:

See "Schedule II—Valuation and Qualifying Accounts" and the related Report of Independent Registered Public Accounting Firm included herein. All other financial statement schedules are omitted because of the absence of conditions under which they are required or because information required is shown in the consolidated financial statements and notes thereto in Part II, Item 8 of this Annual Report on Form 10-K.

        3.   Index of Exhibits:

Exhibit No	Exhibit Description	Incorporated by Reference		
		Form	Exhibit No.	Filing Date
2.1	Agreement and Plan of Merger and Reorganization, dated as of December 18, 2019, by and among Ecolab Inc., ChampionX Holding Inc., ChampionX Corporation, and Athena Merger Sub, Inc.	8-K	2.1	December 20, 2019
2.2	Separation and Distribution Agreements, dated as of December 18, 2019, by and among Ecolab Inc., ChampionX Holding Inc., and ChampionX Corporation.	8-K	2.2	December 20, 2019
3.1	Amended and Restated Certificate of Incorporation of the Company.	8-K	3.1	May 11, 2018
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Company.	8-K	3.1	June 4, 2020
3.3	Amended and Restated By-Laws of the Company.	8-K	3.1	November 14, 2022
4.1	Description of ChampionX Corporation Common Stock	10-K	4.6	March 1, 2021
10.1	Restatement Agreement, dated June 7, 2022, by and among ChampionX Corporation, as Borrower, the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent	8-K	10.1	June 8, 2022
10.2	Master Receivables Purchase Agreement, dated as of June 28, 2022, by and among ChampionX LLC and US Synthetic Corporation as Sellers, Apergy USA, Inc. as Servicer, ChampionX Corporation, and JPMorgan Chase Bank, N.A., as Purchaser	8-K	10.1	July 5, 2022
10.3	Performance Undertaking, dated June 28, 2022, made by ChampionX Corporation in favor of JPMorgan Chase Bank, N.A.	8-K	10.2	July 5, 2022
10.4+	ChampionX Corporation Amended and Restated 2018 Equity and Cash Incentive Plan.	10-Q	10.1	May 13,2021
10.5+	ChampionX Corporation Executive Officer Annual Incentive Plan.	8-K	10.6	May 11, 2018
10.6+	Apergy USA, Inc. Executive Deferred Compensation Plan.	8-K	10.7	May 11, 2018
10.7+	ChampionX Corporation Executive Severance Plan.	8-K	10.8	May 11, 2018
10.8+	ChampionX Corporation Senior Executive Change-in-Control Severance Plan.	8-K	10.9	May 11, 2018
10.9+	Form of award grant letter for restricted stock unit awards made under the ChampionX Corporation 2018 Equity and Cash Incentive Plan.	8-K	10.10	May 11, 2018
10.10+	Form of award grant letter for performance share awards made under the ChampionX Corporation 2018 Equity and Cash Incentive Plan.	8-K	10.11	May 11, 2018
10.11+	ChampionX Mirror Savings Plan	10-K	10.13	March 1, 2021

10.12+	ChampionX Mirror Savings Plan First Amendment	10-K	10.13	February 10, 2022
10.13+*	ChampionX Mirror Savings Plan Second Amendment			
10.14	Tax Matters Agreement, dated as of June 3, 2020, by and among Ecolab Inc., ChampionX Holding Inc. and ChampionX Corporation.	8-K	2.4	June 4, 2020
10.15	Intellectual Property Matters Agreement, dated as of June 3, 2020, by and among Ecolab Inc. and ChampionX Holding Inc.	8-K	2.6	June 4, 2020
10.16	Master Cross Supply and Product Transfer Agreement, dated as of June 3, 2020, by and among Ecolab Inc. and ChampionX LLC.	8-K	2.7	June 4, 2020
21.1*	Subsidiaries of ChampionX Corporation.			
23.1*	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.			
31.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.			
31.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.			
32.1**	Certification of Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. 1350.			
32.2**	Certification of Chief Financial Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. 1350.			
101.INS*	XBRL Instance Document			
101.SCH*	XBRL Taxonomy Extension Schema Document			
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document			
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document			
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document			
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document			
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)			

*Filed herewith
**Furnished herewith
+ Denotes management contract or compensatory plan or arrangement

ITEM 16. **FORM 10-K SUMMARY**

None.

Schedule II—Valuation and Qualifying Accounts

Allowance for Doubtful Accounts	Balance at Beginning of Year	Charged to Cost and Expense[1]	Accounts Written Off	Other	Balance at End of Year
Year Ended December 31, 2022	$ 7,662	(927)	(869)	(360)	$ 5,506
Year Ended December 31, 2021	$ 10,192	4,418	(7,002)	54	$ 7,662
Year Ended December 31, 2020	$ 8,072	3,644	(3,230)	1,706	$ 10,192

_____
[1] Net of recoveries on previously reserved or written-off balances.

Deferred Tax Valuation Allowance	Balance at Beginning of Year	Additions	Reductions	Other[2]	Balance at End of Year
Year Ended December 31, 2022	$ 38,716	—	(6,120)	(96)	$ 32,500
Year Ended December 31, 2021	$ 26,786	14,696	(2,766)	—	$ 38,716
Year Ended December 31, 2020	$ 6,027	21,101	(342)	—	$ 26,786

_____
[2] Other represents impact of changes in foreign exchange rates

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAMPIONX CORPORATION
(Registrant)

Date: February 2, 2023

By: /s/ KENNETH M. FISHER
        Kenneth M. Fisher
        Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date	Signature
February 2, 2023	/s/ SIVASANKARAN SOMASUNDARAM
	Sivasankaran Somasundaram President and Chief Executive Officer Director (Principal Executive Officer)
February 2, 2023	/s/ KENNETH M. FISHER
	Kenneth M. Fisher Executive Vice President and Chief Financial Officer (Principal Financial Officer)
February 2, 2023	/s/ ANTOINE MARCOS
	Antoine Marcos Vice President, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)
February 2, 2023	/s/ HEIDI S. ALDERMAN
	Heidi S. Alderman Director
February 2, 2023	/s/ MAMATHA CHAMARTHI
	Mamatha Chamarthi Director
February 2, 2023	/s/ GARY P. LUQUETTE
	Gary P. Luquette Director
February 2, 2023	/s/ STUART PORTER
	Stuart Porter Director
February 2, 2023	/s/ DANIEL W. RABUN
	Daniel W. Rabun Chairman of the Board of Directors
February 2, 2023	/s/ STEPHEN M. TODD
	Stephen M. Todd Director
February 2, 2023	/s/ STEPHEN K. WAGNER
	Stephen K. Wagner Director

RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (UNAUDITED)

ChampionX Corporation presents its financial results in accordance with U.S. GAAP. Management believes that adjusted EBITDA and adjusted EBITDA margin, provide useful information to investors regarding the Company's financial condition and results of operations because they reflect the core operating results of our businesses and help facilitate comparisons of operating performance across periods. In addition, free cash flow, free cash flow to adjusted EBITDA ratio, and net debt are used by management to measure our ability to generate positive cash flow for debt reduction and to support our strategic objectives. Although management believes the aforementioned non-GAAP financial measures are good tools for internal use and the investment community in evaluating ChampionX's overall financial performance, the foregoing non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, other measures of financial performance prepared in accordance with GAAP.

The following tables reconcile our U.S. GAAP financial information with non-GAAP financial information used in this annual report.

		Year Ended December 31,
(in thousands)		2022
Free Cash Flow		
Cash provided by operating activities	$	413,360
Less: Capital expenditures		(84,791)
Free cash flow	$	328,569

(in thousands)		December 31, 2022
Net Debt		
Current portion of long-term debt	$	6,250
Long-term debt		621,702
Total debt		627,952
Less: Cash and cash equivalents		250,187
Net debt	$	377,765

(in thousands)	Three Months Ended December 31, 2022	Years Ended December 31, 2022	Years Ended December 31, 2021
Net income attributable to ChampionX	$ 67,857	$ 154,969	$ 113,299
Pre-tax adjustments:			
(Gain) loss on disposal groups [1]	1,978	18,493	(38,131)
Russia sanctions compliance and impacts [2]	(2,909)	928	—
Goodwill impairment	39,617	39,617	—
Loss on debt extinguishment and modification	—	6,070	11,098
Restructuring and other related charges	(16,784)	65,158	14,624
Merger integration costs	1,001	10,759	35,233
Acquisition costs and related adjustments [3]	(7,112)	(17,648)	(13,636)
Intellectual property defense	27	781	6,622
Latin America tax matters	—	—	(2,968)
Separation and supplemental benefit costs	—	—	1,559
Tax impact of adjustments	3,848	(18,903)	(3,024)
Adjusted net income attributable to ChampionX	87,523	260,224	124,676
Tax impact of adjustments	(3,848)	18,903	3,024
Net income (loss) attributable to noncontrolling interest	(1,588)	1,594	941
Depreciation and amortization	64,119	241,880	237,285
Provision for income taxes	21,008	40,243	38,445
Interest expense, net	11,622	45,204	51,921
Adjusted EBITDA	$ 178,836	$ 608,048	$ 456,292

---

(1) For 2022, amounts represent the (gain)/loss recorded to properly adjust the carrying value of our CT Russia Business to the lower of carrying value or fair value less costs to sell. For 2021, amounts represent the gain on the associated with the sale of our chemical manufacturing plant in Corsicana, Texas.

(2) Includes charges incurred related to legal and professional fees to comply with, as well as additional foreign currency exchange losses associated with, the sanctions imposed in Russia.

(3) Includes revenue associated with the amortization of a liability established as part of the Merger, representing unfavorable terms under the Cross Supply Agreement.

SHAREHOLDER INFORMATION

Investor Information

Shareholders, brokers, securities analysts or portfolio managers seeking information about ChampionX Corporation should contact Byron Pope either by email at byron.pope@championX.com or by phone at 281-602-0094.

Forward Looking Statements

Any statements included in this 2022 Annual Report that are not historical facts, including without limitation regarding future market trends and results of operations are forward-looking statements within the meaning of applicable securities law. Please see "Forward-Looking Statements" in this 2022 Annual Report for more information.

Corporate Information

Transfer Agent
  Computershare Trust Company, N.A.
  +1-800-522-6645

  for regular mail:
  P.O. Box 43006
  Providence, RI 02940-3006

  for overnight delivery:
  150 Royall Street, Suite 101
  Canton, MA 02021

Independent Registered Public Accounting Firm

  PricewaterhouseCoopers LLP
  Houston, Texas

Shares Listed on The Nasdaq Stock Market Trading Symbol "CHX"

Shareholder Information Website

Additional information on ChampionX, including securities filings, press releases, Code of Business Conduct and Ethics, Corporate Governance Guidelines and Board Committee Charters, is available on our website at www.championx.com.

With Appreciation



The Board of Directors and Management of ChampionX acknowledge the upcoming retirement of Stephen K. Wagner, a member of the Board since 2018. Steve has decided to retire and not stand for re-election to the Board of Directors at the 2023 Annual Meeting of Shareholders. He made an enormous contribution to ChampionX over the past five years. Steve's insights, global experience, and keen judgment have proved invaluable to us during a period of great change and opportunity for the Company. We will miss him as a member of our Board and wish him and his family every joy in his retirement.



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The Woodlands, TX 77381

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